As filed with the Securities and Exchange Commission on April 14, 2005

Registration No. 333-114703

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Xerium Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2221	42-1558674
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Technology Drive

Westborough Technology Park

Westborough, MA 01581

(508) 616-9468

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael O’Donnell

Chief Financial Officer

One Technology Drive

Westborough Technology Park

Westborough, MA 01581

(508) 616-9468

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

John B. Ayer, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$377,963,900	$47,888(4)

(1)	This Registration Statement, as originally filed, applied to income deposit securities representing Class A common stock and senior subordinated notes as well as senior subordinated notes sold separately. Pursuant to Amendment No. 6, the Registrant amended this Registration Statement to apply solely to common stock. No income deposit securities or senior subordinated notes are to be registered under this Registration Statement.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Includes amount attributable to shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(4)	$88,690 was previously paid in connection with the initial filing of this Registration Statement on April 22, 2004, and $45,545.22 was previously paid in connection with the filing of Amendment No. 2 on July 9, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated April 14, 2005

PROSPECTUS

Xerium Technologies, Inc.

16,433,213 Shares

Common Stock

We are selling 11,107,135 shares of our common stock and the selling stockholder named in this prospectus is selling 5,326,078 shares. The selling stockholder has granted the underwriters an option to purchase up to 2,464,982 additional shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholder.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $18.00 and $20.00 per share. We have applied to have the common stock listed on the New York Stock Exchange under the symbol “XRM”.

Investing in our common stock involves risks. See “ Risk Factors” on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Total
Public Offering Price	$		$
Underwriting Discount	$		$
Proceeds to Xerium Technologies, Inc. (before expenses)(1)		$	$
Proceeds to the Selling Stockholder (before expenses)		$	$

(1)	Approximately $ million of such proceeds will be used to redeem shares of common stock from certain of our existing equity investors.

The underwriters expect to deliver the shares to purchasers on or about             , 2005.

Citigroup	Merrill Lynch & Co.

CIBC World Markets

Robert W. Baird & Co.	Legg Mason Wood Walker Incorporated

The date of this prospectus is             , 2005.

XERIUM TECHNOLOGIES, INC.

Paper-making machine using Xerium's clothing and roll cover products.

Depiction of our triple layer clothing product.

A roll cover being refurbished at one of our facilities.

XERIUM®

Huyperpunch-D
Installation of our Huyperpunch needling loom in our Gloggnitz, Austria manufacturing facility that produces our newest technology.

Paper-making machine using Xerium's clothing and roll cover products.

Cut-away depiction of our press felt product for the clothing sector.

Paper-making machine control room with paper-making machine in the background using our clothing and roll cover products.

Overview of a paper-making machine using our clothing and roll cover products.

XERIUM®

You should only rely on the information contained in this prospectus. Neither we nor the selling stockholder has authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

Through and including                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

The following summarizes information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Throughout this prospectus, we refer to Xerium Technologies, Inc., a Delaware corporation, together with its consolidated operations, as “we,” “our” and “us,” unless the context requires otherwise or as otherwise indicated. Xerium Technologies, Inc. is a holding company and has no direct operations.

Our Company

We are a leading global manufacturer and supplier of two types of consumable products used primarily in the production of paper—clothing and roll covers. Our products are installed on paper-making machines and play key roles in the process by which raw materials are converted into finished paper. A fundamental characteristic of our products is that they wear down over time in the paper production process and must be regularly replaced. As a result, the primary driver of demand for our products is the volume of global paper production. In addition, the consumable nature of our products positions us to make recurring sales to our customers.

We employ our broad portfolio of patented and proprietary product and manufacturing technologies, as well as our extensive industry experience, to provide our customers with tailored solutions designed to optimize the performance of their equipment and reduce the costs of their operations. Our products are integral to paper quality and paper-making machine efficiency, adding value to the overall paper-making process, and are the result of a substantial investment in research and development and highly sophisticated manufacturing processes.

We have an extensive global footprint of 37 manufacturing facilities in 15 countries, strategically located in the major paper-producing regions of North America, Europe, South America and Asia-Pacific, and have approximately 3,900 employees worldwide. We market our products, primarily using our direct sales force, to the paper industry’s leading producers. Our brands are well known and respected in the industry. In 2004 we generated net sales of $586.8 million.

Our clothing products are highly engineered synthetic textile belts that transport paper as it is processed on a paper-making machine. Clothing plays a significant role in the forming, pressing and drying stages of paper production. Our clothing segment represented 65% of our 2004 net sales.

Roll cover products cover the rolls on a paper-making machine, which are the large steel cylinders over which clothing is mounted and between which the paper travels as it is processed. Our roll covers provide a surface with the mechanical properties necessary to process the paper sheet in a cost-effective manner that delivers the sheet qualities desired by the paper producer. Our roll cover segment represented 35% of our 2004 net sales.

Our products are in constant contact with the paper stock during the manufacturing process through which the stock is processed into finished paper. As a result, our products have a significant effect on paper quality and the ability of a paper producer to differentiate its products, two factors which are increasingly important to paper producers. In addition, while clothing and roll covers represent only approximately 3%, on average, of a paper producer’s production costs, they can help a paper producer improve productivity and reduce overall costs. We have found that, in certain cases, our products and services provide paper producers with cost savings that substantially offset the costs of such products and services.

We estimate that there are approximately 7,700 paper-making machines worldwide, all of which require a regular supply of clothing and roll covers. Clothing and roll covers must be replaced regularly to sustain high quality paper output and operate efficiently. Roll covers also require regular refurbishment, a service that we provide to our customers. Paper producers must typically replace clothing multiple times per year, replace roll covers every two to five years and refurbish roll covers several times between each replacement.

Industry Trends and Outlook

Demand for our products and services is driven primarily by the volume of global paper production, which according to the Food and Agriculture Organization of the United Nations, increased at a compound annual growth rate of approximately 2.9% from 1980 to 2003. Although global paper production has demonstrated stable growth over time, the paper products industry has experienced cycles in profitability that are primarily driven by imbalances in supply and demand. These cycles have been caused in part by the structure of the paper industry, which has been highly fragmented and has exhibited poor discipline in supply management.

The most recent cyclical downturn in the paper products industry started in 2001. In anticipation of this downturn, paper producers began in 2000 to take actions that seek to structurally improve the balance between the supply of and demand for paper. As part of these efforts, they have shut down many older and less efficient paper-making machines. Moreover, significant consolidation in the paper production industry over the last few years has given fewer paper producers more capacity, leading to a more rational approach by industry leaders to the management of supply.

We believe that the combination of these trends in the paper production industry, continued global economic growth and expected increases in per capita paper consumption in less developed regions of the world should continue to drive increased paper production levels and consequently higher spending on consumable products used in the paper-making process. We are well positioned to take advantage of these trends.

Key Strengths

We believe that the following competitive strengths support our leadership position in our key markets and our strong financial performance:

Global Market Leader with Well Known Brands.    We believe that we are the leading global manufacturer and supplier of roll covers and are among the top three global manufacturers of clothing.

Technologically Advanced Product Offerings with a Strong Pipeline of Next Generation Products.    We have a reputation for technological innovation in the paper-making industry with a strong pipeline of patented and proprietary product and manufacturing technologies.

Strong Relationships with our Diversified Global Customer Base.    We believe that our close working relationships with our customers, including leading paper producers in North America and Europe, allow us to offer tailored product solutions and provide us with opportunities to expand our market share.

Improved Cost Structure with Significant Operating Leverage.     We have initiated several restructuring programs designed to significantly improve our operating efficiency and to provide us with the flexibility to expand production without proportional increases in our costs.

Significant Cash Flow Generation and Financial Flexibility.    We have been able to generate significant cash flow over the past few years due to the recurring nature of our business and our increased productivity.

Experienced Management Team.    We have a highly experienced management team that has a proven record of increasing productivity, reducing costs and developing and maintaining long-standing customer relationships.

Business Strategy

The primary components of our business strategy are:

Focus on Delivering Value to Our Customers.    We continually improve our existing products and introduce innovative new products and services in order to help our customers increase productivity and reduce costs.

Enhance Profitability by Increasing Sales of More Technologically Advanced Products.    We have sought to maximize our margins and profitability by focusing our production and marketing efforts on higher value-added, technologically advanced products.

Expand Sales and Profitability by Expanding Our Multi-Product Marketing Strategy.    We recently initiated a new multi-product sales and marketing effort that leverages our key strengths to present an integrated package of products and services to our customers.

Pursue Disciplined Expansion in High Growth Regions.    In addition to maintaining our leadership position in more mature paper markets, we expect to continue to expand our presence in the less mature, higher growth regions of the world.

Continue to Reduce Costs through Productivity Improvements.    We have a successful record of improving our productivity through cost reduction programs and other productivity initiatives.

Selectively Pursue Strategic Acquisitions and Other Growth Opportunities.    We will continue to selectively pursue strategic acquisitions, partnerships or alliances that we believe have the potential to expand our product offerings and improve our competitiveness.

Risk Factors

An investment in our common stock is subject to a number of risks and uncertainties. Before investing in our common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors under the heading “Risk Factors” on page 12 and all other information included in this prospectus:

•	we may not be able to retain existing customers or we may experience a loss of sales to such customers;

•	we are not required to make dividend payments on the common stock at any particular level or at all;

•	our new credit facility limits the amount of dividends we are permitted to pay;

•	the risk of currency fluctuations;

•	a decline in the prices of our products would reduce our profitability;

•	we may not be able to develop and market new products successfully or we may not be successful in competing against new technologies developed by competitors;

•	satisfying our debt service obligations and paying dividends may leave us with insufficient cash to fund growth and unexpected cash needs;

•	the risk of weaker economic conditions in the locations around the world where we conduct business;

•	we may be required to incur significant costs to reorganize our operations in response to market changes in the paper industry;

•	the risk of terrorist attacks or an outbreak or escalation of any insurrection or armed conflict involving the United States or any other country in which we conduct business, or any other national or international calamity;

•	any future changes in government regulation;

•	any changes in U.S. or foreign government policies, laws and practices regarding the repatriation of funds or taxes; and

•	our high degree of leverage and significant debt service obligations.

New Credit Facility

Concurrently with the closing of this offering, we will enter into a new $750 million senior secured credit facility with a syndicate of financial institutions, including Citigroup Global Markets Inc. and CIBC World Markets Corp., which will act as joint-lead arrangers and joint bookrunning managers and an affiliate of Citigroup Global Markets Inc., which will act as administrative agent. In this prospectus, we refer to this credit facility as the “new credit facility.” We refer to CIBC World Markets Corp. and its affiliates collectively as “CIBC.” The new credit facility will consist of a revolving credit facility in an aggregate principal amount of up to $100 million (to be reduced to $50 million upon the earlier of the completion of the legal reorganization of a portion of our international operations and the date that is 364 days from the closing date) and a $650 million term loan facility. While the new credit facility will permit us to pay dividends, it will contain significant restrictions on our ability to make such dividend payments. The revolving credit facility will have a 6.5 year maturity and the new term loan facility will have a 7 year maturity. See “Description of Certain Indebtedness—New Credit Facility.”

Our Existing Equity Investors

Prior to this offering we are an indirect, wholly-owned subsidiary of Xerium S.A., a Luxembourg company. Apax Europe IV GP, L.P., which, together with its affiliates, we refer to as “Apax,” is manager, directly or indirectly, of investment funds holding approximately 73% of the common stock of Xerium S.A., on a fully- diluted basis. Affiliates of CIBC World Markets Corp., one of the underwriters of this offering, own approximately 5.6% of the common stock of Xerium S.A. prior to this offering, on a fully-diluted basis. Some of our directors and senior management and certain other investors also own equity interests in Xerium S.A. prior to this offering. We refer to Apax, CIBC and these other investors in Xerium S.A. as our “existing equity investors.”

The Corporate Reorganization and the Recapitalization

In connection with the offering, we will undergo a reorganization and, after the offering, Xerium Technologies, Inc. will, directly or indirectly, hold all of the equity interests of all of the current operating subsidiaries and related holding companies of our corporate group, excluding Xerium S.A. and its two subsidiaries, Xerium 2 S.A. and Xerium 3 S.A., all three of which are Luxembourg holding companies with no independent operations. Xerium 3 S.A. is our direct parent company and, prior to the recapitalization and the offering, owns 100% of our capital stock.

Prior to the closing of this offering, the directors and members of our senior management who own equity interests in Xerium S.A. will exchange such interests for shares of our common stock. The other existing equity investors will, through their ownership interests in Xerium S.A., continue to own all economic rights of the shares of our common stock held by Xerium 3 S.A.

Use of Proceeds

We estimate that we will receive gross proceeds from this offering of approximately $211.0 million assuming an initial public offering price of $19.00 per share of common stock, which represents the mid-point of the range set forth on the cover page of this prospectus. These proceeds, together with $650 million from borrowings under our new credit facility, will be used as follows:

•	$797.8 million to repay existing indebtedness, including all outstanding borrowings under our existing senior and mezzanine credit facilities, net of $3.5 million of cash on hand that we have allocated for the repayment of such indebtedness;

•	$41.3 million to pay underwriting discounts and commissions, fees related to our new credit facility and other fees and expenses;

•	$10.9 million to redeem 614,240 shares of common stock from certain of our directors and members of senior management;

•	$8.3 million to pay a dividend to Xerium 3 S.A. declared prior to the offering to reimburse Xerium 3 S.A., Xerium 2 S.A. and Xerium S.A. for certain Luxembourg tax and other pre-closing liabilities they will be required to pay, the majority of which are in connection with the repayment of our existing indebtedness; and

•	$2.7 million to pay transaction bonuses to certain members of management for completing this offering.

We will not receive any proceeds from the sale of 5,326,078 shares of our common stock by Xerium 3 S.A., who we refer to as the “selling stockholder,” or 7,791,060 shares if the underwriters exercise their over-allotment option in full. Xerium 3 S.A. will receive approximately $94.9 million of the net proceeds of this offering, or approximately $138.8 million if the underwriters’ over-allotment option is exercised in full. The net proceeds from the sale of shares by Xerium 3 S.A. will be distributed or otherwise paid to, or at the direction of, the existing equity investors who indirectly hold the economic rights to such shares through their ownership interests in Xerium S.A.

Our Corporate Information

Our principal executive office is located at One Technology Drive, Westborough Technology Park, Westborough, Massachusetts 01581 and our telephone number is (508) 616-9468. We maintain a website at www.xerium.com. Information contained on our website does not constitute a part of the prospectus and is not being incorporated by reference herein.

Our business was organized in 1999 in connection with the acquisition, sponsored by Apax, of the paper technology group of Invensys plc.

Huyck®, Mount Hope®, Robec®, Stowe Woodward®, Wangner®, Weavexx® and Xerium® are trademarks of ours.

The Offering

Shares of common stock offered by us	11,107,135 shares.

Shares of common stock offered by the selling stockholder	5,326,078 shares (or 7,791,060 shares if the underwriters’ over-allotment option is exercised in full).

Total offering	16,433,213 shares (or 18,898,195 shares if the underwriters’ over-allotment option is exercised in full).
Shares of common stock to be outstanding following the offering

38,069,337 shares (after the redemption of shares from certain directors and members of senior management and excluding 2,500,000 shares reserved for issuance under our 2005 Equity Incentive Plan, of which approximately 812,000 shares are reserved in connection with the restricted stock units that will be granted in connection with this offering).

Dividends

Our board of directors will adopt a dividend policy, effective upon completion of this offering, that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, reserves for contingencies, interest and principal payments on indebtedness, capital expenditures, restructuring expenses and tax payments as regular quarterly dividends to the holders of our common stock, up to the intended dividend rate set forth below, rather than retaining such cash for other purposes such as significant acquisitions or growth opportunities requiring capital expenditures or other investments beyond our current expectations. This policy reflects our judgment that our stockholders would be better served if we distributed to them a substantial portion of the excess cash generated by our business.

We currently intend to pay quarterly dividends at an initial annual rate of $1.05 per share in respect of the period following this offering through March 31, 2006, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our new credit facility. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Dividends are not cumulative. Consequently, if dividends on our common stock are not declared and/or paid at the targeted level, our stockholders will not be entitled to receive such payments in the future. See “Dividend Policy and Restrictions.”

Our new credit facility contains provisions under which we will be prohibited from paying dividends if we fail to satisfy certain interest coverage, leverage and fixed charge coverage tests, or if a default or event of default has otherwise occurred and is continuing. These financial tests become more restrictive over time, which will require us to improve our performance to remain in compliance. With respect to the year ended December 31, 2004, if the offering and the financing contemplated by our new credit facility had been consummated at the beginning of such year and subject to the assumptions described in “Dividend Policy and Restrictions—Minimum Adjusted EBITDA” (including the assumption that the financial covenant levels applicable to the period ending March 31, 2006 would have been applicable to the year ended December 31, 2004), we would have generated sufficient Adjusted EBITDA both to satisfy the financial covenants in our new credit facility and to fund dividends at the level contemplated by our initial dividend policy.

In addition, beginning on December 31, 2006, our new credit facility will limit the aggregate amount we may pay in dividends on each dividend payment date to an amount that, when added to the amount of dividends paid on the three most recent prior quarterly dividend payment dates, does not exceed 75% of our pre-dividend free cash flow (as defined in our new credit facility) for the four fiscal quarters ended immediately prior to such dividend payment date. Giving pro forma effect to this offering and the other related transactions contemplated by this prospectus as if such transactions had been consummated on January 1, 2004, we would have generated $43.4 million of pre-dividend free cash flow for the 2004 fiscal year. If the credit facility restriction based upon pre-dividend free cash flow were applicable, this level of pre-dividend free cash flow would permit maximum dividend payments in respect of any consecutive four fiscal quarter period of $32.6 million. This amount is less than the $40.0 million necessary to pay dividends at the initial annual rate described above based upon the total number of shares we expect to have outstanding immediately following the completion of this offering. As such, in order to continue paying dividends at the level contemplated by our initial dividend policy after December 31, 2006 we will need to generate approximately 23% more pre-dividend free cash flow in 2006 than we did in 2004. See “Dividend Policy and Restrictions” and “Description of Certain Indebtedness—New Credit Facility—Restrictions on Payment of Dividends.”

Listing	We have applied to list our common stock on the New York Stock Exchange under the trading symbol “XRM”.

General Information About This Prospectus

Throughout this prospectus, unless otherwise noted, we have assumed no exercise of the underwriters’ over-allotment option.

References in this prospectus to the “offering” refer collectively to the offering by us of 11,107,135 shares of common stock to the public and to the offering by the selling stockholder of 5,326,078 shares of common stock to the public.

Throughout this prospectus, we refer to paper and paperboard products collectively as “paper,” unless the context requires otherwise or otherwise indicated.

In this prospectus, unless otherwise indicated, all share information (except share information relating to Xerium S.A., including in “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data,” and “Dilution”) assumes the completion of a 27,805,732-for-1 stock split and excludes 2,500,000 shares of common stock reserved for issuance under our 2005 Equity Incentive Plan, of which approximately 812,000 shares are reserved in connection with the restricted stock units that will be granted to our employees in connection with this offering. Prior to the offering and the corporate reorganization and recapitalization to be completed in connection with the offering, our outstanding capital stock consists of one share of common stock that is held by Xerium 3 S.A. For additional information regarding the corporate reorganization and the recapitalization, including the stock split described above and the exchange of equity interests in Xerium S.A. for shares of our common stock, see “The Transactions.”

In addition, all references in this prospectus to dollars are to US Dollars, and all references to GAAP are to U.S. generally accepted accounting principles.

Summary Consolidated Financial Data

The following summary consolidated financial information as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The as adjusted balance sheet data is presented assuming that this offering, including the use of proceeds from this offering and the repayment of all outstanding borrowings under our existing senior and mezzanine credit facilities, had occurred on December 31, 2004 and we had entered into the new credit facility on that date. See “Capitalization.”

All of the summary consolidated financial information should be read in conjunction with the information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
	2002	2003	2004
	(in thousands, except per share data)

Statement of operations data:

Net sales	$514,945	$560,668	$586,794
Costs and expenses:
Cost of products sold	257,684	284,466	309,626
Selling	60,951	67,074	72,818
General and administrative	79,241	82,436	84,120
Restructuring	8,497	10,971	19,533
Research and development	7,783	7,093	8,819
Offering costs	—	—	7,429

Income from operations	100,789	108,628	84,449

Other income (expense):
Interest expense, net	(60,165)	(63,290)	(67,235)
Foreign exchange gain (loss)	8,443	(8,050)	(4,669)
Loss on early extinguishment of debt	(36,158)	(673)	—

Income before provision for income taxes	12,909	36,615	12,545
Provision for income taxes	13,539	40,423	26,641

Net loss	$(630)	$(3,808)	$(14,096)

Net loss per share	$(1.13)	$(6.85)	$(24.75)

Statement of cash flows data:
Net cash provided by operating activities	$123,368	$106,405	$78,701
Net cash used in investing activities	(30,856)	(39,058)	(36,561)
Net cash used in financing activities	(62,233)	(82,656)	(43,125)
Other financial data:
Depreciation and amortization	$47,410	$47,995	$47,677
Capital expenditures	27,248	43,817	36,593
Adjusted EBITDA(1)	171,967	173,918	166,217

	As of December 31, 2004
	Actual	As Adjusted
		(Unaudited)
	(in thousands)
Balance sheet data
Cash and cash equivalents	$ 24,002	$10,902	(2)
Total assets	1,017,952	1,012,418
Senior debt	601,716	650,000
Total debt	827,849	667,228
Total stockholders’ equity (deficit)	(55,096)	113,663

(1)	Adjusted EBITDA, which is defined in the new credit facility, is calculated in part based upon EBITDA. EBITDA represents net income before interest expense, income tax provision and depreciation and amortization. We consider EBITDA to be a measure of liquidity. Accordingly, EBITDA is reconciled to operating cash flows in the table below.

Adjusted EBITDA is EBITDA plus (i) expenses or losses incurred on or prior to the completion of this offering in connection with proposed or completed debt or equity financing transactions, including expenses or losses related to the early retirement or extinguishment of debt and any bonuses paid in connection with such financing transactions, (ii) unrealized foreign exchange (gain) loss on indebtedness, net, (iii) restructuring expenses (subject to certain limitations specified in our new credit facility), (iv) reserves for inventory in connection with plant closings, (v) stock-based and other non-cash compensation charges, charges from the forgiveness of loans made to employees in connection with the purchase of equity and any tax gross-up payments made in respect of such loan forgiveness in connection with or on or prior to the completion of this offering, (vi) certain transaction costs, including costs incurred in connection with this offering and the related debt financing, (vii) costs associated with payments to management prior to the completion of this offering in connection with the termination of incentive plans, (viii) non-cash charges resulting from the application of purchase accounting, (ix) any fees, expenses or charges deducted in computing net income which have been determined by management, which determination is reasonably acceptable to the administrative agent under the new credit facility, to be non-recurring by virtue of changes in our method of operations pursuant to our cost reduction programs, (x) non-cash losses (net of non-cash gains) resulting from marking-to-market hedging obligations, (xi) non-cash expenses resulting from the granting of stock options, restricted stock or restricted stock unit awards under equity compensation programs solely with respect to our common stock and (xii) expenses not exceeding $5 million per year incurred as a result of the repurchase, redemption or retention of our common stock earned under equity compensation programs solely in order to make withholding tax payments. We present this discussion of Adjusted EBITDA because the new credit facility will include covenants based on Adjusted EBITDA (including interest coverage ratio, fixed charge coverage ratio and leverage ratio covenants). If our Adjusted EBITDA declines below certain levels, we could go into default under the new credit facility or be required to prepay the new credit facility, or we could be prohibited from paying dividends. These covenants are discussed under “Description of Certain Indebtedness—New Credit Facility.”

We include a presentation of EBITDA because it is the starting point for calculating Adjusted EBITDA and because we understand it is used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures. Additionally, management uses EBITDA and Adjusted EBITDA as supplementary non-GAAP measures to assist in overall evaluation of our liquidity and financial performance. Neither EBITDA nor Adjusted EBITDA is a measurement in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered in isolation or as a substitute for net cash provided by operating activities (as determined in accordance with GAAP) or income from operations (as determined in accordance with GAAP). Adjusted EBITDA, as defined in the new credit facility and calculated below, may not be comparable to similarly titled measurements used by other companies.

The following table contains a reconciliation of EBITDA to net cash provided by operating activities and a reconciliation of Adjusted EBITDA to EBITDA:

	Year ended December 31,
	2002	2003	2004
	(in thousands)

Net cash provided by operating activities	$123,368	$106,405	$78,701
Interest expense, net	60,165	63,290	67,235
Net change in operating assets and liabilities	(3,324)	(6,644)	(10,972)
Income tax provision	13,539	40,423	26,641
Stock-based compensation	(2,560)	–	(279)
Deferred financing cost amortization	(3,146)	(1,032)	(984)
Deferred taxes	6,285	(25,905)	(4,785)
Deferred interest	(27,312)	(11,314)	(12,163)
Asset impairment	(8,384)	(4,769)	(10,331)
Unrealized foreign exchange gain (loss) on indebtedness, net	(1,989)	(11,881)	(5,606)
Loss on early extinguishment of debt	(36,158)	(673)	–

EBITDA	120,484	147,900	127,457
Expenses related to debt or equity financing	38,437	3,166	7,429
Unrealized foreign exchange (gain) loss on indebtedness, net	1,989	11,881	5,606
Restructuring expenses(a)	8,497	10,971	21,351
Non-cash compensation and related expenses(b)	2,560	–	4,374

Adjusted EBITDA	$171,967	$173,918	$166,217

(a)	As part of our strategy to reduce our overall costs and improve our competitiveness, we have incurred restructuring expenses. The amounts reported reflect the amounts of these restructuring costs, plus $1,818 for reserves for inventory in connection with plant closings in 2004.
(b)	Includes stock-based compensation, loan forgiveness and cash gross-up payments made in respect of taxes related to such loan forgiveness.

(2)	We expect to use a portion of the cash on hand immediately following the completion of the offering to fund certain costs and other items. See “Dividend Policy and Restrictions—Minimum Adjusted EBITDA.”

Risk Factors

An investment in our common stock involves a number of risks. In addition to the other information contained in this prospectus, prospective investors should give careful consideration to the following factors.

Risks Relating to our Business and the Industry

A sustained downturn in the paper industry could adversely affect our revenues and profitability.

Our ability to sell our products depends primarily on the volume of paper produced on a worldwide basis. The profitability of paper producers has historically been highly cyclical due to wide swings in the price of paper, and the paper industry is currently experiencing a period of lower prices that began in 2001. A sustained downturn in the paper industry, either globally or in a particular region, can cause paper manufacturers to reduce production or cease operations, which could adversely affect our revenues and profitability. In anticipation of the downturn that began in 2001, paper producers began in 2000 to take actions that seek to structurally improve the balance between the supply of and demand for paper. As part of these efforts, they have shut down many paper-making machines. As a result, we estimate that there were approximately 350 fewer paper-making machines in operation throughout the world at the end of 2004 than at the end of 1999, a decline of approximately 4%. In North America, we estimate that there were approximately 250 fewer paper-making machines in operation at the end of 2004 than at the end of 1999, a decline of approximately 18%, which we believe likely represents a permanent reduction in the size of the North American market for our products. During this period, the sales and profitability of our North American operations were adversely affected by these shutdowns.

We may be required to reorganize our operations in response to changing conditions in the paper industry, and such actions may require significant expenditures and/or may not ultimately be successful.

In the past few years, we have undertaken various restructuring measures in response to changing market conditions in the paper industry triggered by the decline in the paper prices that began in 2001. For example, between January 1, 2002 and December 31, 2004, we incurred costs of approximately $28.1 million, including $15.6 million for capital expenditures, in connection with our cost reduction programs, including the closure of manufacturing facilities in North America. We plan to engage in additional cost reduction programs in the future. In particular, we currently anticipate that in 2005 we will incur approximately $12 million in restructuring expenses and make approximately $6 million in capital expenditures related to already identified cost reduction programs, and we may engage in additional cost reduction programs in 2005 or future periods. We may not recoup the costs of programs we have already initiated, or other programs we may decide to engage in in the future, the costs of which may be significant. With respect to any plant closures, we may lose existing customers if we are unable to transition the business of such customers to our other facilities, which could adversely affect our revenues and profitability. In addition, our profitability may decline if our restructuring efforts do not sufficiently reduce our future costs while at the same time positioning us to maintain or increase our sales.

Fluctuations in currency exchange rates could adversely affect our revenues and profitability.

Our foreign operations expose us to fluctuations in currency exchange rates and currency devaluations. We report our financial results in US Dollars, but a substantial portion of our sales and expenses are denominated in Euros and other currencies. As a result, changes in the relative values of US Dollars, Euros and these other currencies will affect our levels of revenues and profitability. In 2003 and 2004 our financial results benefited from the US Dollar weakening against the Euro. If the value of the US Dollar increases relative to the value of the Euro and these other currencies, our levels of revenue and profitability will decline since the translation of a certain number of Euros or units of such other currencies into US Dollars for financial reporting purposes will represent fewer US Dollars. In addition, in the case of sales to customers in certain locations, our sales are denominated in US Dollars or Euros but all or a substantial portion of our associated costs are denominated in a different currency. As a result, changes in the relative values of US Dollars, Euros and any such different currency will affect our profitability. Although in certain circumstances we attempt to hedge our exposure to fluctuations in currency exchange rates, our hedging strategies may not be effective.

In addition, our new credit facility contains financial covenants that require us to maintain a minimum interest coverage ratio, a maximum leverage ratio and a minimum fixed charge coverage ratio. Our ability to comply with these covenants will depend in part upon our reported financial results, which as indicated above are directly affected by currency fluctuations. For example, in the event the value of the US Dollar increases relative to the Euro and other currencies in which we conduct business (and ignoring any other changes affecting our financial performance), the amount of our Adjusted EBITDA will decline. Since each of the financial ratio covenants in our new credit facility is calculated by reference to the amount of our Adjusted EBITDA, currency fluctuations alone could lower the amount of our Adjusted EBITDA and therefore affect our ability to remain in compliance with our financial ratio covenants. In addition, we have certain indebtedness denominated in foreign currencies. A decline in the value of the US Dollar relative to these other currencies will result in an increase in the reported amount of our indebtedness when the amount of such indebtedness is translated into US Dollars for financial reporting purposes. Since the leverage ratio calculated under our new credit facility increases based upon the amount of our reported indebtedness, a decline in the value of the US Dollar may result in our failure to maintain a leverage ratio below the maximum levels provided for in our new credit facility. In summary, even if our results of operations meet our expectations when viewed in local currencies, we may not be able to satisfy the financial covenants in our new credit facility as a result of currency fluctuations alone. If we are not in compliance with such covenants, our new credit facility prohibits us from paying dividends.

Following December 31, 2006, our new credit facility limits the payment of dividends in any fiscal quarter to an amount that, when added to the amount of dividends paid in the three fiscal quarters ended immediately prior to such fiscal quarter, does not exceed 75% of our pre-dividend free cash flow (as defined in our new credit facility) for the four fiscal quarters ended immediately prior to such fiscal quarter. The amount of our pre-dividend free cash flow depends on the reported amounts of our Adjusted EBITDA and other financial items which may be affected by currency fluctuations. Accordingly, even if currency fluctuations do not result in our failure to satisfy the financial covenants contained in our new credit facility, such fluctuations may limit the amount of dividends we have permission to pay.

Dividend payments on our common stock are to be paid in US Dollars. We do not expect to generate sufficient cash flows denominated in US Dollars to make such payments and will therefore rely, in part, on the conversion to US Dollars of cash flows generated in other currencies. The amount of US Dollars received from the conversion of cash flows generated in other currencies will depend on the then-current exchange rates. If the value of the US Dollar increases relative to the value of these other currencies, the cash flows will represent fewer US Dollars. As a result, even if our results of operations meet our expectations in local currencies and we are permitted to pay dividends under our new credit facility, we may not have sufficient cash to pay such dividends.

For additional information about the risks associated with fluctuations in currency exchange rates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Exchange.” For additional information regarding the restrictions in our new credit facility regarding the payment of dividends, see “Dividend Policy—Restrictions on Payment of Dividends” and “Description of Certain Indebtedness—New Credit Facility.”

Increased price competition in our industry could adversely affect our gross margins and net sales.

We and our competitors have been able to sell clothing and roll covers products and services at favorable prices that reflect the value they deliver to customers. This favorable pricing has been particularly available for our more technologically advanced products, such as forming fabrics, press felts and roll covers. If our competitors reduce the prices of such products, we may be required to decrease our prices to compete successfully, which could adversely affect our gross margins, net sales and profitability. In 2004, pricing pressure from our competitors required us to reduce the size of proposed increases in the prices of our products in the North American market. Our inability to increase our prices in the future could adversely affect our gross margins, net sales and profitability.

Our industry is competitive and our future success will depend on our ability to effectively develop and market competitive products.

The paper-making consumables industry is highly competitive. Some of our competitors are larger than us, have greater financial and other resources and are well-established as suppliers to the markets we serve. In addition, some of our competitors also manufacture paper-making machines and have the ability to initially package sales of their clothing and roll cover products with the sale of their machines and/or to tie the warranties on their machines to the use of their clothing and roll cover products. Our products may not be able to compete successfully with the products of our competitors, which could result in a loss of customers and, as a result, decreased revenues and profitability. We compete primarily based on the value our products deliver to our customers. Our value proposition is based on a combination of price and the technology and performance of our products, including the ability of our products to help reduce our customers’ production costs and increase the quality of the paper they produce. Our competitors could develop new technology or products that lead to a reduced demand for our products. In addition, our business depends on our customers regularly needing to replace the clothing and roll covers used on their paper-making machines. Either we or our competitors could develop new technologies that increase the useful life of clothing or roll covers, which could reduce the frequency with which our customers would need to replace their clothing and refurbish or replace their roll covers, and consequently lead to fewer sales.

Because we have substantial operations outside the United States, we are subject to the economic and political conditions of foreign nations.

We have manufacturing facilities in 14 foreign countries. In 2004, we sold products in approximately 59 countries other than the United States, which represented approximately 73% of our net sales. Our foreign operations are subject to a number of risks and uncertainties, including risks that:

•	foreign governments may impose limitations on our ability to repatriate funds;

•	foreign governments may impose withholding or other taxes on remittances and other payments to us, or the amount of any such taxes may increase;

•	an outbreak or escalation of any insurrection or armed conflict may occur; or

•	foreign governments may impose or increase investment barriers or other restrictions affecting our business.

The occurrence of any of these conditions could disrupt our business in particular countries or regions of the world, or prevent us from conducting business in particular countries or regions, which could adversely affect our revenues and profitability. In addition, as a holding company we will rely on dividends and other payments or distributions from our subsidiaries to meet our debt obligations and enable us to pay dividends. If foreign governments impose limitations on our ability to repatriate funds or impose or increase taxes on remittances or other payments to us, the amount of dividends and other distributions we receive from our subsidiaries could be reduced, which could reduce the amount of cash available to us to meet our debt obligations and pay dividends.

We must continue to innovate and improve our products to maintain our competitive advantage.

Our ability to retain our customers and increase our business depends on our ability to continually develop new, technologically superior products. We cannot assure you that our investments in technological development will be sufficient, that we will be able to create and market new products or that we will be successful in competing against new technologies developed by competitors.

The loss of our major customers could have a material adverse effect on our sales and profitability.

Our top ten customers generated 26% of our net sales during 2004. The loss of one or more of our major customers, or a substantial decrease in such customers’ purchases from us, could have a material adverse effect on our sales and profitability. Because we do not generally have binding long-term purchasing agreements with our customers, there can be no assurance that our existing customers will continue to purchase products from us.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

We rely upon trade secrets, proprietary know-how, and continuing technological innovation to develop new products and remain competitive. If our competitors learn of our proprietary technology, they may use this information to produce products that are equivalent or superior to our products, which could reduce the sales of our products. Our employees, consultants, and corporate collaborators may breach their obligations not to reveal our confidential information, and any remedies available to us may be insufficient to compensate our damages. Even in the absence of such breaches, our trade secrets and proprietary know-how may otherwise become known to our competitors, or be independently discovered by our competitors, which could adversely affect our competitive position.

We may be liable for product defects or other claims relating to our products.

Our products could be defective, fail to perform as designed or otherwise cause harm to our customers, their equipment or their products. If any of our products are defective, we may be required to recall the products and/or repair or replace them, which could result in substantial expenses and affect our profitability. For example, we incurred approximately $2.0 million in expenses and credits to our customers in 2004 associated with claims relating to a new roll cover product shipped in 2003. Any problems with the performance of our products could harm our reputation, which could result in a loss of sales to customers and/or potential customers. In addition, if our customers believe that they have suffered harm caused by our products, they could bring claims against us that could result in significant liability. A failure of our products could cause substantial damage to a paper-making machine. Any claims brought against us by customers may result in:

•	diversion of management’s time and attention;

•	expenditure of large amounts of cash on legal fees, expenses, and payment of damages;

•	decreased demand for our products and services; and

•	injury to our reputation.

Our insurance may not sufficiently cover a large judgment against us or settlement payment, and is subject to customary deductibles, limits and exclusions.

We could incur substantial costs as a result of violations of or liabilities under laws protecting the environment and human health.

Our operations and facilities are subject to a number of national, state and local laws and regulations protecting the environment and human health in the United States and foreign countries that govern, among other things, the handling, storage and disposal of hazardous materials, discharges of pollutants into the air and water and workplace safety. The U.S. federal Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”) provides for responses to, and, in some instances, joint and several liability for releases of, hazardous substances into the environment. Environmental laws also hold current owners or operators of land or businesses liable for their own and for previous owners’ or operators’ releases of hazardous or toxic substances, materials or wastes, pollutants or contaminants, including petroleum and petroleum products. Because of our operations, the history of industrial uses at some of our facilities, the operations of predecessor owners or operators of some of the businesses, and the use and release of hazardous substances at these sites, the liability provisions of environmental laws may affect us. Many of our facilities have experienced some level of regulatory scrutiny in the past and are or may be subject to further regulatory inspections, future requests for investigation or liability for regulated materials management practices.

We cannot assure you that we have been or will be at all times in complete compliance with all laws and regulations applicable to us which are designed to protect the environment and human health. We could incur substantial costs, including clean-up costs, fines and sanctions and third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws, relevant common law or the environmental permits required for our operations. We are currently conducting environmental remediation projects at certain of our sites, and we have been identified as a potentially responsible party under CERCLA or similar state requirements for several off-site locations. We established $3.8 million of reserves in 2004 to cover anticipated remediation costs of potential contamination at certain of our facilities. There can be no assurance that actual remediation costs will not exceed such reserves.

Adverse labor relations could harm our operations and reduce our profitability.

As of December 31, 2004, we had approximately 3,900 employees, approximately 21% of whom were subject to protection of various collective bargaining agreements and approximately 54% of whom were subject to job protection as members of trade unions, employee associations or workers’ councils. Approximately 32% of the employees subject to collective bargaining agreements (or approximately 7% of our total employees) were covered by collective bargaining agreements that expire prior to December 31, 2005. We cannot assure you that we will be able to renew such collective bargaining agreements, or enter into new collective bargaining agreements which do not adversely affect our operating results and without production interruptions, including labor stoppages. In addition, approximately 52% of the employees subject to job protection as members of trade unions, employer associations or workers’ councils (or approximately 28% of our total employees) were subject to arrangements that expire prior to December 31, 2005. We cannot assure you that the terms of employment applicable to such employees will not change in a manner which adversely affects our operating results. We cannot assure you that we will not experience disruptions in our operations as a result of labor disputes or experience other labor relations issues. If we are unable to maintain good relations with our employees, our ability to produce our products and provide services to our customers could be reduced and/or our production costs could increase, either of which could disrupt our business and reduce our profitability.

If we acquire other businesses, we may not be able to successfully integrate them into our operations and/or the expected benefits of such acquisitions may not be realized.

Our growth strategy may include the acquisition of one or more businesses. Any such acquisition involves numerous risks, which may include:

•	difficulty in assimilating the operations, technologies, products and the key employees of the acquired businesses;

•	our inability to maintain the existing customers of the acquired business or succeed in selling the products or services of the acquired business to our existing customers;

•	a diversion of management’s attention from other business concerns;

•	our entry into markets in which competitors have a better established market position than the business we acquire;

•	the incurrence of significant expenses in completing the acquisitions; and

•	the assumption of significant liabilities, some of which may be unknown at the time of the acquisition.

Our inability to successfully execute any acquisitions or integrate acquired businesses could have an adverse effect on our business, financial condition and operating results.

Our outside auditors have identified a material weakness in our internal controls which could affect our ability to ensure timely and reliable financial reports if not appropriately remediated.

In February 2005, while conducting the audit of our consolidated financial statements for the year ended December 31, 2004, our independent auditors identified a matter that they consider to be a “material weakness” in our internal controls with respect to our accounting for income taxes. Our independent auditors advised the audit committee of our board of directors and our management team that deferred taxes had not properly been provided for German federal corporate tax purposes at one of our subsidiaries during the years ended

December 31, 2000, 2001, 2002 and 2003, and that such error had not been detected by our internal controls. As a result of this error, the financial statements for each of the affected years were restated. The correction of this error increased our net loss by approximately $1.3 million in 2000, $0.7 million in 2001, $0.5 million in 2002 and $0.9 million in 2003. The Public Company Accounting Oversight Board defines a “material weakness” in internal controls to be “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.”

The material weakness referred to above resulted primarily from the design of our controls related to international tax provision calculations. The design of our internal controls provided for the independent audit of the tax calculations at our international subsidiaries prior to a review of such calculations by our corporate tax department. The deficiency in this design has been corrected and our corporate tax department will now review all tax calculations prior to the initiation of independent audit or review of our financial statements. In addition, we will provide additional tax training to all of our international controllers in May 2005. We also have planned for our corporate tax department to conduct periodic on-site tax reviews of international tax issues with local controllers and external tax advisors beginning in May 2005. We anticipate that these measures will result in the correction of the material weakness referred to above not later than December 31, 2005.

Beginning with the year ending December 31, 2006, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting, and our auditors will be required to deliver an attestation report on management’s assessment of and operating effectiveness of such internal controls. While we believe the actions we have taken and plan to take will correct the identified material weakness in our internal controls, if these actions are not successful it could adversely affect our ability to report financial results on a timely and accurate basis as well as our ability to conclude that our internal controls over financial reporting were effective and the ability of our independent auditors to deliver an unqualified report, or any report, on our internal controls. Inferior internal controls could cause investors to lose confidence in the accuracy and completeness of our reported financial information, which could have an adverse effect on the trading price of our securities.

Risks Relating to our Capital Structure

You may not receive any dividends.

Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. You may not receive any dividends as a result of any of the following factors:

•	we are not obligated to pay dividends;

•	our new credit facility limits the amount of dividends we are permitted to pay;

•	while the dividend policy to be effective upon the closing of this offering contemplates the distribution of a substantial portion of the cash generated by our business in excess of operating needs, reserves for contingencies, interest and principal payments on indebtedness, capital expenditures, restructuring expenses and tax payments as regular quarterly dividends to the holders of our common stock in respect of the period following this offering through March 31, 2006, up to the intended dividend rate set forth in “Dividend Policy and Restrictions,” our board of directors could modify or revoke the policy at any time and for any reason. Our dividend policy is based upon our current assessment of the cash needs of our business and the environment in which it operates. That assessment could change due to, among other things, changes in our results of operations, cash requirements, financial condition, contractual restrictions, growth opportunities, competitive or technological developments, provisions of applicable law and other factors that our board of directors may deem relevant;

•	even if the dividend policy is not modified or revoked, our board of directors could decide to reduce dividends or not to pay any dividends at all, at any time and for any reason;

•	the amount of dividends distributed is subject to state law restrictions;

•	our stockholders have no contractual or other legal right to dividends;

•	we may not have enough cash to pay dividends due to changes to our operating earnings, working capital requirements and other anticipated cash needs; and

•	our foreign subsidiaries may be subject to legal restrictions that prevent them from distributing cash to us to enable the payment of dividends.

See “Dividend Policy and Restrictions.” The reduction or elimination of dividends may negatively affect the market price of our common stock.

Our new credit facility will prohibit us from paying dividends in the future if we do not improve our financial performance.

Our new credit facility restricts our ability to declare and pay dividends on our common stock. We may not pay dividends if a default or event of default under our new credit facility has occurred and is continuing or would occur as a consequence of such payment. Our new credit facility requires that we meet certain financial ratios in order to avoid a default or event of default under the facility. These covenants are as follows:

•	Our interest coverage ratio as of the end of any period set forth below must exceed the ratio set forth for such period:

Period	Ratio
Fiscal quarters ending September 30, 2005 through March 31, 2006	3.50:1
Fiscal quarters ending June 30, 2006 through December 31, 2006	4.00:1
Fiscal quarters ending March 31, 2007 through December 31, 2007	4.25:1
Fiscal quarters ending March 31, 2008 through December 31, 2008	4.50:1
Fiscal quarters ending March 31, 2009 through December 31, 2009	4.75:1
Fiscal quarters ending March 31, 2010 through December 31, 2010	5.00:1
Fiscal quarters ending March 31, 2011 and thereafter	5.25:1

•	Our leverage ratio as of the end of any period set forth below must not exceed the ratio set forth for such period:

Period	Ratio
Fiscal quarters ending September 30, 2005 and December 31, 2005	4.50:1
Fiscal quarter ending March 31, 2006	4.25.1
Fiscal quarters ending June 30, 2006 through December 31, 2006	4.00:1
Fiscal quarters ending March 31, 2007 through December 31, 2007	3.75:1
Fiscal quarters ending March 31, 2008 and June 30, 2008	3.50:1
Fiscal quarters ending September 30, 2008 and December 31, 2008	3.25:1
Fiscal quarters ending March 31, 2009 through December 31, 2009	3.00:1
Fiscal quarters ending March 31, 2010 and June 30, 2010	2.75:1
Fiscal quarters ending September 30, 2010 and December 31, 2010	2.50:1
Fiscal quarters ending March 31, 2011 and June 30, 2011	2.25:1
Fiscal quarters ending September 30, 2011 and thereafter	2.00:1

•	Our fixed charge coverage ratio as of the end of any period set forth below must exceed the ratio set forth for such period:

Period	Ratio
Fiscal quarters ending September 30, 2005 through December 31, 2006	1.75:1
Fiscal quarters ending March 31, 2007 through December 31, 2007	1.85:1
Fiscal quarters ending March 31, 2008 and thereafter	1.90:1

See “Dividend Policy and Restrictions” and “Description of Certain Indebtedness—New Credit Facility.” On a pro forma basis after giving effect to this offering and the related transactions contemplated by this prospectus as if they had occurred on January 1, 2004, as computed in accordance with our new credit facility, for the fiscal year ended December 31, 2004 our interest coverage ratio would have been 3.90:1, our leverage ratio would have been 4.08:1, and our fixed charge coverage ratio would have been 2.17:1. Accordingly, if the financial ratios applicable to the fiscal quarter ending March 31, 2006 had applied with respect to the fiscal quarter ending December 31, 2004, we would have been in compliance with such financial ratios as of the end of such fiscal quarter. There can be no assurance that we will continue to be in compliance with such financial ratios or that such ratios will not be amended in the future to be more restrictive. In order to be in compliance with such financial ratios in respect of the period of four fiscal quarters ending March 31, 2006, we will need to generate Adjusted EBITDA during such period that is nearly equal to the amount of Adjusted EBITDA we generated in 2004 (after giving effect to approximately $4.4 million in incremental costs we expect to incur as a result of being a public company). If we fail to generate such level of Adjusted EBITDA during the four fiscal quarters ending March 31, 2006, we will not be permitted to pay dividends. In addition, because the financial ratios become more restrictive over time, our financial performance will need to improve from the 2004 levels in order for us to remain in compliance with the financial ratios in subsequent periods. In particular, the minimum interest coverage ratio we must maintain becomes substantially more restrictive beginning with the fiscal quarter ending June 30, 2006. Our ability to comply with the financial ratios may be affected by events beyond our control, such as prevailing economic, financial and industry conditions, including unfavorable foreign currency movements relative to the US Dollar.

Beginning on December 31, 2006, subject to our compliance with the financial ratios described above, we may pay dividends on each dividend payment date up to an amount that, when added to the amount of dividends paid on the three most recent prior quarterly dividend payment dates, does not exceed 75% of our pre-dividend free cash flow for the four fiscal quarters ended immediately prior to such dividend payment date. “Pre-dividend free cash flow” is defined in our new credit facility as Adjusted EBITDA minus the sum of (i) cash interest expense, (ii) net cash taxes, (iii) cash capital expenditures (reduced by the amount of any asset sale, insurance or condemnation proceeds which we are permitted to retain in our business and any capital expenditures made with the proceeds of previously generated surplus cash), (iv) all scheduled debt repayments, (v) cash restructuring expenses and (vi) cash payments of withholding taxes from proceeds of the repurchase, redemption or retention of our common stock relating to equity incentive awards.

Giving pro forma effect to this offering and the other related transactions contemplated by this prospectus as if such transactions had been consummated on January 1, 2004, we would have generated $43.4 million of pre-dividend free cash flow for the 2004 fiscal year. If the credit facility restriction based upon pre-dividend free cash flow were applicable, this level of pre-dividend free cash flow would permit maximum dividend payments in respect of any consecutive four fiscal quarter period of $32.6 million, which is less than the $40.0 million necessary to pay dividends at our intended initial annual rate based upon the total number of shares we expect to have outstanding immediately following the completion of this offering. As such, in order to continue paying dividends at the level contemplated by our initial dividend policy after December 31, 2006 we will need to generate approximately 23% more pre-dividend free cash flow in 2006 than we did in 2004. See “Dividend Policy and Restrictions” and “Description of Certain Indebtedness—New Credit Facility—Restrictions on Payment of Dividends.”

We are subject to restrictive debt covenants that limit our business flexibility by imposing operating and financial restrictions on our operations.

Our new credit facility will impose significant operating and financial restrictions on our operations that may restrict our ability to pursue our business strategies. These restrictions, as described in detail under “Description of Certain Indebtedness—New Credit Facility,” will prohibit or limit, among other things:

•	the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

•	investments and acquisitions;

•	disposition of assets and subsidiary interests;

•	transactions with affiliates;

•	the creation of liens on our assets;

•	consolidations, mergers and transfers of all or substantially all of our assets; and

•	our ability to change the nature of our business.

The terms of the new credit facility will include other restrictive covenants and prohibit us from prepaying our other indebtedness while indebtedness under the new credit facility is outstanding. These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand downturns in our business or take advantage of business opportunities.

Our substantial indebtedness could restrict our ability to pay dividends with respect to shares of our common stock and impact our financing options and liquidity position.

We have a significant amount of debt. On a pro forma basis after giving effect to the transactions related to this offering as if they had occurred on December 31, 2004, our total amount of outstanding debt, on a consolidated basis, would have been $667.2 million. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of our common stock, including:

•	we may not have sufficient funds available to pay dividends on our common stock;

•	we may not be able to refinance our indebtedness on terms acceptable to us or at all;

•	our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions may be limited;

•	we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures; and

•	our leverage may limit our flexibility to plan for and react to changes in our business or strategy.

We may be able to incur substantially more debt, which would increase the risks described above associated with our substantial leverage.

We may be able to incur a substantial amount of additional indebtedness in the future. The new credit facility provides up to $100 million of borrowing from undrawn commitments under our revolving credit facility (to be reduced to $50 million upon the earlier of the completion of the legal reorganization of a portion of our international operations and the date that is 364 days from the closing date) and for the incurrence of $20 million of additional indebtedness with respect to capital leases and purchase money obligations, $15 million of general additional indebtedness and certain other additional indebtedness, including, subject to the satisfaction of certain financial ratios on a pro forma basis after giving effect to such incurrence, up to $150 million of subordinated indebtedness incurred in connection with permitted acquisitions. As of December 31, 2004, on a pro forma basis after giving effect to this offering and the related transactions contemplated by this prospectus, based on the covenants in our new credit facility, we would have had the ability to incur an additional $68.8 million aggregate principal amount of indebtedness (excluding indebtedness referred to below that we expect to use to fund the legal reorganization of a portion of our international operations). The terms of any agreement under which we incur additional indebtedness could contain limitations on the payment of dividends which are more restrictive than the terms of our new credit facility. Shortly following the completion of this offering, we expect to borrow up to $50 million under our revolving credit facility to fund the legal reorganization of a portion of our international operations.

For details regarding the circumstances under which we would be able to incur additional indebtedness, see “Description of Certain Indebtedness—New Credit Facility—Covenants.” Any additional indebtedness incurred by us could increase the risks associated with our substantial leverage.

We will require a significant amount of cash, which may not be available to us, to service our debt and to fund our liquidity needs.

Our ability to make payments on, refinance or repay our debt, to fund planned capital expenditures or to expand our business will depend largely upon our future operating performance. Our future operating performance is dependent upon our ability to execute our business strategy successfully. Such performance is also subject to general economic, financial and competitive factors, as well as other factors that are beyond our control. As described under “Dividend Policy and Restrictions,” on a pro forma basis as if the transactions contemplated by this offering had been completed on January 1, 2004, we would have generated $43.4 million in cash available to pay dividends in 2004. There can be no assurance that our future operating performance will generate sufficient cash to support our cash requirements, or that we will not need to curtail or cease dividend payments, reduce capital expenditures or take other actions designed to conserve our cash in order to make payments required to service our indebtedness.

Required payments with respect to our indebtedness and payments pursuant to our dividend policy will reduce the amount of funds available for other corporate purposes, which could harm our competitiveness and/or limit opportunities to grow our business.

Upon completion of this offering, we expect that a significant portion of the cash generated by our business will be used to make required interest and principal payments under our new credit facility. In addition, we currently intend to use a substantial portion of the remaining cash generated by our business in excess of operating needs, reserves for contingencies, capital expenditures, restructuring expenses and tax payments to pay dividends on our common stock, which will reduce the amount of funds available for other purposes. See “Dividend Policy and Restrictions.” As a result:

•	we will have less funds available to devote to research and development, which could reduce our ability to develop new and innovative technologies and products and ultimately affect our ability to remain competitive;

•	we will have less funds available for capital expenditures, which could inhibit our ability to invest in new or upgraded production equipment and other capabilities, thereby restricting efforts to improve our manufacturing processes, reduce our operating costs, expand product offerings and/or conduct business in new markets; and

•	we will have reduced flexibility to finance growth opportunities, such as acquisitions, which could limit or cause us to forego future opportunities to grow our business.

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $25.55 per share in net tangible book value of the common stock. See “Dilution.”

In connection with this offering certain members of our management will receive approximately $6.9 million, in the aggregate, in transaction bonuses and other incentive compensation-related payments, and an aggregate of approximately 812,000 restricted stock units (representing an equal number of shares of common stock).

Upon and subject to completion of this offering, we will pay an aggregate of approximately $2.7 million in transaction bonuses to certain of our executive officers and other members of our management. In addition, in connection with this offering and the adoption of our new management incentive compensation plans, and in consideration of the fact that members of our senior management will no longer participate in the previously existing cash management incentive compensation plans, we expect to make special one-time payments in the aggregate amount of approximately $4.2 million to certain members of senior management in the second quarter of 2005 prior to the completion of this offering. See “Related Party Transactions—Certain Payments Relating to this Offering.” In addition, certain members of management will receive grants of restricted stock units in connection with this offering. See “Management—2005 Equity Incentive Plan.”

Many of the recipients of these payments and restricted stock unit awards have played important roles in this offering, and the prospects of receiving such payments and awards may provide them with incentives to complete the offering that are not necessarily aligned with your interests. In addition, our making of the payments may not necessarily be in your best interests inasmuch as they will not produce any tangible benefits for us in the future and will reduce the amount of cash that we have available for other corporate purposes.

Our common stock price may be volatile.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock and it is possible that an active and liquid trading market will not develop or be sustained. The initial public offering price for our shares of common stock was negotiated among us, the selling stockholder and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of the common stock may decline below the initial public offering price. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a lawsuit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Our common stock price may fluctuate in response to a number of events, including:

•	our quarterly operating results;

•	sales of our common stock by principal stockholders;

•	the amount of dividends, if any, that we pay;

•	future announcements concerning our business;

•	the failure of securities analysts to cover our common stock and/or changes in financial estimates and recommendations by securities analysts;

•	actions of competitors;

•	fluctuations in foreign currency exchange rates;

•	changes in U.S. and foreign government regulation;

•	general market, economic and political conditions; and

•	natural disasters, terrorist attacks and acts of war.

Future sales, or the possibility of future sales, of a substantial amount of shares of our common stock may depress the price of the shares of our common stock.

Future sales or the availability for sale of substantial amounts of shares of our common stock in the public market could adversely affect the prevailing market price of the shares of our common stock and could impair our ability to raise capital through future sales of our securities.

Upon the closing of this offering, there will be 38,069,337 shares of our common stock outstanding (after the redemption of shares of common stock from certain directors and members of senior management). All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining 21,636,124 shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option) will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, the existing equity investors and directors and the selling stockholder have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares without the prior consent of

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for 180 days after the date of this prospectus, subject to a possible extension of up to 17 additional days. See “Underwriting.” Following the expiration of the applicable lock-up period, all of these shares of our common stock will be eligible for future sale, subject to the applicable limitations of Rule 144. In addition, our existing equity investors have certain registration rights with respect to the common stock that they will retain following this offering. See “Related Party Transactions—Registration Rights Agreement” and “Shares Eligible for Future Sale.”

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments. In addition, we may issue shares of our common stock or other securities pursuant to our 2005 Equity Incentive Plan.

Our organizational documents and Delaware law could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

A number of provisions in our amended and restated certificate of incorporation and amended and restated by-laws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. For example, our organizational documents provide that stockholders may not act by written consent and do not provide our stockholders with the power to call or to request that our board of directors call a special meeting. Our organizational documents authorize the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future. We are also subject to Section 203 of the Delaware General Corporation Law, which restricts the ability of a publicly held Delaware corporation to engage in a business combination such as a merger or sale of assets with any stockholder who, together with affiliates, owns 15% or more of the corporation’s voting stock. The restrictions imposed by Section 203 could prohibit or delay the accomplishment of an acquisition transaction, or discourage attempts to acquire us.

Our existing equity investors will retain an aggregate of approximately 56.8% of our common stock and will therefore have significant influence over our business and significant transactions.

Upon the completion of the transactions contemplated by this offering, our existing equity investors will collectively own approximately 56.8% of our common stock, or approximately 50.4% if the over-allotment option is exercised in full. We expect that Xerium 3 S.A., in particular, will own approximately 53.5% of our common stock, or approximately 47.0% if the over-allotment option is exercised in full, and will be our largest stockholder after the offering. Apax and the other existing equity investors (other than our directors and senior management) will indirectly own all economic rights to the shares of our common stock held by Xerium 3 S.A. Apax will own the economic rights to approximately 45.9% of our common stock through its indirect ownership of Xerium 3 S.A., or approximately 40.8% if the over-allotment option is exercised in full, although it will have sole voting control over all of the shares of our common stock held by Xerium 3 S.A. pursuant to contractual arrangements between Apax and such other existing equity investors. As a result, Apax and its affiliates will have a strong ability to influence our business, policies and affairs and, to the extent Xerium 3 S.A. continues to own in excess of 50% of our common stock, will have the ability to control the outcome of all elections of directors and any stockholder vote regarding a merger or other extraordinary transaction. One representative of Apax will serve on our seven-member board of directors immediately after the offering, although Apax will have no contractual rights to nominate any directors. We cannot assure you that the interests of Apax will be consistent with the interests of other holders of common stock. In addition, this concentration of ownership could have the effect of delaying or preventing a change in control, merger or tender offer, which would deprive you of an opportunity to receive a premium for your shares of common stock and may negatively affect the market price of our common stock. Moreover, Apax either alone or with other existing equity investors could effectively receive a premium for transferring ownership to third parties that would not inure to your benefit.

Forward-Looking Statements

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Dividend Policy and Restrictions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. Statements which include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. In addition to the factors set forth under “Risk Factors,” we believe that these factors include the following:

•	we may not be able to retain existing customers or we may experience a loss of sales to such customers;

•	we are not required to make dividend payments on our common stock at any particular level or at all;

•	our new credit facility limits the amount of dividends we are permitted to pay;

•	the risk of currency fluctuations;

•	a decline in the prices of our products would reduce our profitability;

•	we may not be able to develop and market new products successfully or we may not be successful in competing against new technologies developed by competitors;

•	satisfying our debt service obligations and paying dividends may leave us with insufficient cash to fund growth and unexpected cash needs;

•	the risk of weaker economic conditions in the locations around the world where we conduct business;

•	we may be required to incur significant costs to reorganize our operations in response to market changes in the paper industry;

•	the risk of terrorist attacks or an outbreak or escalation of any insurrection or armed conflict involving the United States or any other country in which we conduct business, or any other national or international calamity;

•	any future changes in government regulation;

•	any changes in U.S. or foreign government policies, laws and practices regarding the repatriation of funds or taxes; and

•	our high degree of leverage and significant debt service obligations.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Use of Proceeds

The table below sets forth our estimate of the sources and uses of funds required to effect the transactions described in this prospectus. The estimated sources and uses are based on an assumed initial offering price of $19.00 per share of common stock, which represents the mid-point of the range set forth on the cover page of this prospectus and an assumed closing date for the transactions of March 31, 2005. Actual amounts will vary from the amounts shown below. Certain amounts in the table have been converted from Euros to US Dollars at an assumed exchange rate of $1.30 per Euro and from Canadian Dollars to US Dollars at an assumed exchange rate of $0.83 per Canadian Dollar, which represent exchange rates in effect as of March 31, 2005.

Sources and Uses

(in millions)
Sources

Common stock offered by us hereby	$211.0
New credit facility(1)	650.0

Total sources of funds	$861.0

Uses
Repayment of existing net indebtedness(2)	$797.8
Redemption of shares of common stock from certain existing equity investors(3)	10.9
Fees and expenses(4)	41.3
Payment in respect of parent liabilities(5)	8.3
Management transaction bonuses(6)	2.7

Total uses of funds	$861.0

(1)	Borrowings under the revolving credit facility and term loan facility will bear interest, at our option, at either (a) LIBOR plus the applicable margin or (b) the Euribor rate plus the applicable margin, in each case in addition to certain other mandatory costs associated with syndication in the European markets. The applicable margin for LIBOR and Euribor loans will be 2.25%, provided that the applicable margin with respect to revolving loans may be reduced to 2.00% or 1.75% based on a leverage test set forth in the new credit agreement. After the completion of the offering, we intend to enter into interest rate swap contracts that we expect will, based on current market rates for such agreements, effectively fix the interest rate on a portion of the term loan credit facility for three years. The interest rate on the revolving credit facility and the portion of the term loan facility not effectively fixed by interest rate swap contracts, based on the 90-day LIBOR, would have been 5.37% as of March 31, 2005.
(2)	The amount of indebtedness shown above is the aggregate gross amount of each category of indebtedness listed below as of March 31, 2005 less $3.5 million of cash we will have on hand immediately prior to the offering that we have allocated for the repayment of indebtedness. Such indebtedness includes:

•	An aggregate of $589.6 million of principal outstanding and $2.6 million of accrued interest on our existing senior credit facility composed as follows: $263.4 million of principal under the tranche A term loan at current interest rates ranging from 4.35% to 4.92% depending upon the underlying currency, due in 2009; $157.9 million of principal under the tranche B term loan at current interest rates ranging from 4.85% to 5.42% depending upon the underlying currency, due in 2010; and $168.3 million of principal under the tranche C term loan at current interest rates ranging from 5.35% to 5.92% depending upon the underlying currency, due in 2011.

•	An aggregate of $80.4 million of principal outstanding on our existing mezzanine credit facility, and accrued interest of $3.2 million, at a current interest rate of 16.0% due in 2013, and an additional $82.1 million principal amount outstanding on the portion of our existing mezzanine credit facility denominated in Euros, and accrued interest of $2.7 million, at a current interest rate of 13.2%, due in 2013.

•	An aggregate of $40.7 million of non-interest bearing stockholder loans due on December 31, 2011 made to us by certain existing equity investors in December 1999 in connection with the acquisition of our business from Invensys plc.

(3)	Following the completion of the offering, we will redeem 614,240 shares of common stock from certain of our directors and members of senior management at a price per share equal to the price per share of common stock sold in this offering less the underwriting discount, pursuant to certain exchange and recapitalization agreements, as described in “The Transactions—The Recapitalization and the Offering” and “Related Party Transactions—Proceeds from the Recapitalization and the Offering.” A majority of the proceeds will be used to satisfy certain taxes such directors and members of senior management will incur by reason of our recapitalization in connection with this offering.

(4)	Includes an estimated $13.2 million payable to the underwriters, approximately $12.3 million payable to the arrangers and lenders under our new credit facility and approximately $15.8 million in other fees and expenses.
(5)	Represents the amount of a dividend declared by us to Xerium 3 S.A. immediately prior to the offering to reimburse Xerium 3 S.A., Xerium 2 S.A. and Xerium S.A. for certain Luxembourg tax and other pre-closing liabilities, the majority of which are in connection with the repayment of our existing indebtedness.
(6)	Represents the aggregate amount of transaction bonuses that will be paid to certain members of management for completing this offering.

We will not receive any proceeds from the sale of shares of common stock in the offering by Xerium 3 S.A. Xerium 3 S.A will receive approximately $94.9 million of net proceeds from this offering, or approximately $138.8 million if the underwriters’ over-allotment option is exercised in full. The net proceeds from the sale of shares by Xerium 3 S.A. will be distributed or otherwise paid to, or at the direction of, the existing equity investors who indirectly hold the economic rights to such shares through their ownership interests in Xerium 3 S.A.’s indirect parent company, Xerium S.A., including Apax, who will receive approximately $49.8 million of net proceeds, or approximately $84.5 million if the underwriters’ over-allotment option is exercised in full, and CIBC, who will receive approximately $5.1 million of net proceeds, or approximately $7.7 million if the underwriters’ over-allotment option is exercised in full.

Dividend Policy and Restrictions

General

Our board of directors will adopt a dividend policy, effective upon completion of this offering, that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, reserves for contingencies, interest and principal payments on indebtedness, capital expenditures, restructuring expenses and tax payments as regular quarterly dividends to the holders of our common stock, up to the intended dividend rate set forth below, rather than retaining such cash for other purposes such as significant acquisitions or to pursue growth opportunities requiring capital expenditures or other investments significantly beyond our current expectations. This policy reflects our judgment that our stockholders would be better served if we distributed to them a substantial portion of the excess cash generated by our business.

As described more fully below, you may not receive any dividends as a result of the following factors:

•	we are not obligated to pay dividends;

•	our new credit facility limits the amount of dividends we are permitted to pay;

•	our new credit facility contains restrictive covenants that will require us to improve our performance over time to remain in compliance therewith;

•	even if our dividend policy is not modified or revoked, our board of directors could decide to reduce dividends or not to pay dividends at all, at any time and for any reason;

•	the amount of dividends distributed is subject to state law restrictions;

•	our stockholders have no contractual or other legal right to dividends;

•	we may not have enough cash to pay dividends due to changes to our operating earnings, working capital requirements and anticipated cash needs; and

•	our foreign subsidiaries may be subject to legal restrictions that prevent them from distributing cash to us to enable the payment of dividends.

We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures or other investment significantly beyond our current expectations. However, we intend to allocate sufficient cash to pursue growth opportunities that do not require material investment beyond our current expectations. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see “—Assumptions and Considerations” below.

In accordance with our initial dividend policy, we currently intend to pay quarterly dividends at an initial annual rate of $1.05 per share of common stock in respect of the period following this offering through March 31, 2006. Dividends at this rate would equal approximately $40 million in the aggregate on the common stock in respect of this period (assuming this offering had been completed on March 31, 2005, 38,069,337 shares of common stock were outstanding immediately following the completion of this offering and no additional shares of common stock are issued).

Dividends on our common stock will not be cumulative. Consequently, if dividends on our common stock are not declared and/or paid at the targeted level, our stockholders will not be entitled to receive such payments in the future.

When dividends are declared, we intend to pay dividends on our common stock on the 15th day of each March, June, September and December (or the next business day if the 15th day is not a business day) to holders of record on the 5th day of each such month (or the immediately preceding business day if the 5th day is not a business day). In accordance with our initial dividend policy, we currently intend to pay an initial dividend of

$     per share on or about September 15, 2005 to stockholders of record as of September 5, 2005 in respect of the period from the closing of this offering through June 30, 2005.

We have not paid dividends in the past. With respect to the year ended December 31, 2004, if the offering and the financing contemplated by our new credit facility had been consummated at the beginning of such period and subject to the assumptions described in the tables set forth below (including that the financial covenant levels contained in our new credit facility applicable to the period ending March 31, 2006 would have been applicable to the year ended December 31, 2004), we would have generated sufficient Adjusted EBITDA both to fund dividends at the level contemplated by our initial dividend policy and to satisfy the financial covenants in our new credit facility. Our dividend policy as described above and the required payments with respect to our indebtedness may mean that we will have less funds available for other corporate purposes. See “Risk Factors—Risks Relating to Our Capital Structure.”

Minimum Adjusted EBITDA

We do not as a matter of course make public projections as to future sales, earnings, or other results. However, our management has prepared the estimated financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum Adjusted EBITDA. The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on the estimated financial information.

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined, or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, including those described under “Risk Factors” and “Forward-Looking Statements.” Accordingly, there can be no assurance that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

We believe that in order to pay dividends on our common stock in respect of the period following this offering (assuming the offering had been completed on March 31, 2005) through March 31, 2006 at the rate described above solely from cash generated by our business, our Adjusted EBITDA (which is defined in the new credit facility) for the four fiscal quarters ending March 31, 2006 would need to be at least $159.6 million. As described under “—Assumptions and Considerations” below, we believe that our minimum Adjusted EBITDA for the four fiscal quarters ending March 31, 2006 will be at least $159.6 million, and we have determined that our assumptions as to capital expenditures, cash interest and principal payments on indebtedness, cash restructuring expenses and cash income taxes are reasonable. We have also determined that if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the financial covenants in our new credit facility.

The following table sets forth our calculation that $159.6 million in Adjusted EBITDA for the four fiscal quarters ending March 31, 2006 would be sufficient to fund dividends at the above level for the period following this offering through March 31, 2006, subject to the assumptions and considerations described below, and would satisfy the financial covenants in our new credit facility applicable to such period:

Estimated Cash Available to Pay Dividends Based on Estimated Minimum Adjusted EBITDA	Amount
(in thousands except ratios)

Estimated minimum Adjusted EBITDA(1)	$159,600
Less:
Estimated capital expenditures(2)	40,000
Estimated cash interest expense(3)	41,000
Estimated scheduled principal payments on indebtedness(3)	9,000
Estimated cash restructuring expenses(4)	6,300
Estimated cash income taxes(5)	23,300

Estimated cash available to pay dividends on our outstanding common stock(6)(7)	$40,000

Estimated interest coverage ratio derived from the above(8)	3.80x
Estimated leverage ratio derived from the above(9)	4.15x
Estimated fixed charge coverage ratio derived from the above(10)	2.15x

The estimated interest coverage ratio, leverage ratio and fixed charge coverage ratio listed in the above table have been calculated in accordance with the financial covenants in our new credit facility that will be applicable during the period from the closing of this offering through March 31, 2006. We have listed these estimated ratios because we must be in compliance with such financial ratio covenants in order to pay dividends and such covenants constitute a meaningful limitation on our ability to pay dividends. For a description of the applicable minimum interest coverage and fixed charge coverage ratios and the applicable maximum leverage ratio that we must satisfy in order to remain in compliance with the financial ratio covenants in our new credit facility, see footnotes 8, 9 and 10 to the table and “—Restrictions on Payment of Dividends” below. In addition to the foregoing financial ratio covenants, following December 31, 2006, our new credit facility limits the payment of dividends in any fiscal quarter to an amount that, when added to the amount of dividends paid in the three fiscal quarters ended immediately prior to such fiscal quarter, does not exceed 75% of our pre-dividend free cash flow (as defined in our new credit facility) for the four fiscal quarters ended immediately prior to such fiscal quarter. For a description of this limitation, see “—Restrictions on Payment of Dividends” below.

The following table illustrates, for our fiscal year ended December 31, 2004, the amount of excess cash that would have been available for distributions to our stockholders, assuming that the offering had been consummated at the beginning of such period, subject to the assumptions described in the notes following the table.

Pro Forma Cash Available to Pay Dividends for the Year Ended December 31, 2004
Year Ended December 31, 2004
(dollars in thousands)

Net cash provided by operating activities	$78,701
Interest expense, net	67,235
Net change in operating assets and liabilities	(10,972)
Income tax provision	26,641
Stock-based compensation	(279)
Deferred financing cost amortization	(984)
Deferred taxes	(4,785)
Deferred interest	(12,163)
Asset impairment	(10,331)
Expenses related to debt or equity financings(11)	7,429
Restructuring expenses(4)	21,351
Non-cash compensation and related expenses(12)	4,374

Adjusted EBITDA(1)	166,217
Capital expenditures(2)	(36,593)
Estimated cash interest expense(3)	(40,978)
Estimated scheduled principal payments on indebtedness(3)	(10,224)
Cash restructuring expenses(4)	(9,061)
Estimated cash income taxes(5)	(23,300)
Change in management incentive plan(13)	1,780
Additional public company costs(1)	(4,400)

Pro forma total cash available to pay dividends(11)	$43,441

(1)	In comparing our estimated minimum Adjusted EBITDA to our Adjusted EBITDA for 2004, our Adjusted EBITDA for 2004 does not include approximately $4.4 million of additional annual expenses we expect to incur as a result of being a public company, including the costs primarily attributable to additional internal audit, accounting and legal staff, additional fees for outside audit and legal services, an increase in premiums for directors’ and officers’ liability insurance, increased levels of compensation for our non-management directors and other fees and expenses.

(2)	In 2004, our capital expenditures were $36.6 million. We estimate that we will have total capital expenditures of approximately $40.0 million per year, on average, for the next several years. We expect to fund all of these capital expenditures through our cash flow from operations. Although the amount of our capital expenditures can fluctuate from quarter to quarter, on an annual basis we do not expect capital expenditures over the next several years to vary significantly from our estimated amounts.

We expect that approximately half of the capital expenditures we expect to make over the next several years will consist of growth capital expenditures, including capital expenditures associated with our cost reduction programs. Growth capital expenditures consist of items that are intended to increase the manufacturing, production and/or distribution capacity or efficiencies of our operations. We expect that the remaining portion of our capital expenditures over the next several years will consist of maintenance capital expenditures. Maintenance capital expenditures are designed to sustain the current capacity or efficiency of our operations and include items relating to the renovation of existing manufacturing or service facilities and the purchase of machinery and equipment for existing manufacturing or service facilities. With respect to 2005, we have the flexibility to reduce our capital expenditures by up to approximately 25% without having an adverse effect on our ability to execute our business plan.

For a more detailed discussion of our capital expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures.”

(3)

Reflects our anticipated cash interest expense with respect to senior indebtedness under our new capital structure, assuming interest at current rates, estimated as a 5.92% average fixed rate on approximately 85% of the $650 million outstanding under our new term loan facility for which we intend to enter into interest rate swap agreements, and 5.39% on the remaining 15%, a 5.0% rate on the estimated average outstanding balance of $5.0 million on our new revolving credit facility (excluding amounts outstanding thereunder used in connection with the financing of the legal reorganization of a portion of our international operations), a 0.75% commitment fee on the estimated average unborrowed amount of our new $100 million revolving credit facility, 2.5% interest on approximately $15.1 million of existing permitted debt which will remain outstanding following this offering and administrative financial services fees of $1.6 million incurred in multiple jurisdictions in which we conduct our operations. Our new credit facility also provides for aggregate scheduled principal repayments of $6.5 million through the first four full fiscal quarters following entering into the facility. The terms of our other current indebtedness provide for aggregate scheduled principal repayments of $3.7 million in 2005 and $2.5 million during the four fiscal quarters ending March 31, 2006 period.

The amount does not reflect $1.0 million of interest related to expected borrowings of up to $50.0 million under our revolving credit facility shortly following the completion of this offering in connection with financing the legal reorganization of a portion of our international operations. We have designated $1.0 million of the cash we will have on hand immediately following the completion of this offering to satisfy the interest expense we expect to incur under our revolving credit facility related to such indebtedness. Accordingly, such interest expense is excluded from the estimated cash interest expense on new credit facility in the tables above as such interest expense will not be funded from cash generated by our business. We anticipate that the financing associated with the legal reorganization of a portion of our international operations will be required only for approximately six months and will be used by certain of our subsidiaries to facilitate the reorganization. The cash proceeds of such financing will at all times be retained by one or more of our subsidiaries and, upon the completion of the reorganization, we will use these proceeds to repay the related indebtedness under our revolving credit facility. See “Description of Certain Indebtedness.”

(4)	As part of our strategy to reduce our overall costs and improve our competitiveness, we have incurred in prior periods and expect to incur in the four fiscal quarters ending March 31, 2006 restructuring charges to reduce the cost structure of our operations. The amount reflected as an adjustment to calculate Adjusted EBITDA for 2004 includes all restructuring expenses (plus $1.8 million for reserves for inventory in connection with plant closings) while the amount deducted in the calculation of cash available to pay dividends on a pro forma basis for 2004 reflects the restructuring costs that represent cash charges. The amount deducted in the calculation of estimated cash available to pay dividends in respect of the four fiscal quarters ending March 31, 2006 excludes approximately $3.5 million of cash restructuring expenses that were scheduled to have been made in the first quarter of 2005 but were deferred. We have designated $3.5 million of the cash we will have on hand immediately following the completion of this offering for such expenses. Accordingly, these expenses are excluded from the estimated cash restructuring expenses in the table regarding the four fiscal quarters ending March 31, 2006 as such expenses will not be funded from cash generated by our business.

(5)	Cash income taxes were estimated at the taxing jurisdiction level and include payments for withholding and other taxes on distributions to us from our subsidiaries. The amounts set forth in the tables above for estimated cash income taxes have been computed assuming the completion of the legal reorganization of a portion of our international operations and the realization of anticipated tax savings following such reorganization. We anticipate that such reorganization will be completed within six months following the completion of this offering and that during such six month period we will have additional incremental cash taxes of approximately $2.3 million which will not recur thereafter. We have designated $2.3 million of the cash we will have on hand immediately following the completion of this offering to satisfy this incremental cash income tax expense for such six month period. Accordingly, this incremental cash income tax expense is excluded from estimated cash income tax expense in the tables above as such incremental cash income tax expense would not be funded from cash generated by our business in the periods shown.

(6)	Based on there being 38,069,337 shares of common stock outstanding immediately following the completion of this offering and the redemption of shares of common stock from certain of our directors and members of senior management (and assuming completion of this offering on March 31, 2005 and no subsequent issuances of common stock).

(7)	In the second quarter of 2005 and prior to the completion of this offering we expect to make special one-time payments in the aggregate amount of $4.2 million to members of our senior management in connection with this offering and the adoption of our new management incentive compensation plans, and in consideration of the fact that such members of our senior management will no longer participate in the previously existing cash management incentive compensation plans. See “Related Party Transactions—Certain Payments Related to this Offering.” We have designated $4.2 million of our cash on hand as of March 31, 2005 to make such payments. Accordingly, the amount of such payments is excluded from the calculation of cash available to pay dividends on our outstanding common stock as such payments will not be funded from cash generated by our business in the periods shown.

(8)	Interest coverage ratio is calculated as Adjusted EBITDA for the applicable four consecutive fiscal quarters divided by consolidated interest expense for such period. For purposes of estimating the interest coverage ratio, consolidated interest expense includes the $1.0 million of interest related to expected borrowings of up to $50.0 million referred to in footnote 3 in connection with the financing of the legal reorganization of a portion of our international operations. We may not pay dividends on our capital stock if a default or event of default has occurred under our new credit facility. Under the credit facility, a default would occur if our interest coverage ratio is below certain levels beginning with the fiscal quarter ending September 30, 2005. For such fiscal quarter and for the fiscal quarters ending December 31, 2005 and March 31, 2006, the applicable level is 3.50x. Higher levels apply to fiscal quarters thereafter. See “—Restrictions on Payment of Dividends” below.

(9)	Leverage ratio is calculated as consolidated debt at period end (excluding borrowings of up to $50 million under our revolving credit facility in connection with financing the legal reorganization of a portion of our international operations) divided by Adjusted EBITDA for the four consecutive fiscal quarters then ended. The estimated leverage ratio is based on expected consolidated debt of $662.8 million outstanding immediately following the completion of the offering. Under our new credit facility, we may not pay dividends on our capital stock if a default or event of default has occurred under our new credit facility. Under the credit facility, a default would occur if our leverage ratio is greater than certain levels beginning with the fiscal quarter ending September 30, 2005. For such fiscal quarter and for the fiscal quarter ending December 31, 2005, the applicable level is 4.50x and for the fiscal quarter ending March 31, 2006, the level is 4.25x. Lower levels apply to fiscal quarters thereafter. See “—Restrictions on Payment of Dividends” below.

(10)	Fixed charge coverage ratio is calculated as Adjusted EBITDA for the applicable four consecutive fiscal quarters divided by fixed charges for such period. Fixed charges included interest, scheduled principal payments on indebtedness and cash taxes. For purposes of estimating the fixed charge coverage ratio, interest includes the $1.0 million of interest related to expected borrowings of up to $50.0 million referred to in footnote 3 in connection with the financing of the legal reorganization of a portion of our international operations. Under our new credit facility, we may not pay dividends on our capital stock if a default or event of default has occurred under our new credit facility. Under the credit facility, a default would occur if our total fixed charge coverage ratio is below certain levels beginning with the fiscal quarter ending September 30, 2005. For such fiscal quarter and for each of the subsequent fiscal quarters to and including the fiscal quarter ending December 31, 2006, the applicable level is 1.75x. Higher levels apply to fiscal quarters thereafter. See “—Restrictions on Payment of Dividends” below.

(11)	Expenses related to debt or equity financing of $7.4 million in 2004 represent one-time costs associated with our previously contemplated offering of income deposit securities. Given the unusual and non-recurring nature of these costs, they have been excluded from the calculation of cash available to pay dividends in an effort to provide investors with a more accurate sense of our ability to make future dividend payments.

(12)	Loan forgiveness and cash gross-up payments made in respect of taxes related to such loan forgiveness and non-cash compensation related to a stock purchase.

(13)	In connection with the closing of this offering, new management incentive plans will be adopted. The amount reported represents the reduction in cash compensation expense that would have occurred if the new management incentive plans had been in effect for the period indicated.

Assumptions and Considerations

In determining our expected initial dividend level in respect of the period following this offering through March 31, 2006, we reviewed, analyzed and considered, among other things:

•	our operating and financial performance in recent years;

•	the anticipated cash requirements associated with our new capital structure, including our expectation that interest and scheduled principal payments under our indebtedness will, in the aggregate, be approximately $50.0 million in the four fiscal quarters ended March 31, 2006;

•	our anticipated capital expenditure requirements, which we estimate to be approximately $40 million per year, on average, for each of the next several years;

•	the level of our anticipated cash restructuring expenses, which we estimate to be approximately $6.3 million in the four fiscal quarters ended March 31, 2006 (excluding $3.5 million to be paid out of cash on hand at March 31, 2005);

•	our expected other cash needs;

•	the terms of our new credit facility, including the restrictions on our ability to pay dividends, as described below under “—Restrictions on the Payment of Dividends”;

•	other potential sources of liquidity; and

•	various other aspects of our business.

Based on a review and analysis conducted by our management and our board of directors, we believe that our minimum Adjusted EBITDA for the four fiscal quarters ending March 31, 2006 will be at least $159.6 million, and we have determined that the assumptions as to capital expenditures, cash interest and principal payments on indebtedness, cash restructuring expenses and cash income taxes in the above tables are reasonable. We considered numerous factors in making such determination, including the following:

•	for fiscal years 2004, 2003 and 2002, our Adjusted EBITDA was, respectively, $166.2 million, $173.9 million and $172.0 million;

•	for fiscal year 2004, we incurred $36.6 million of capital expenditures, including $19.4 million of growth capital expenditures and $17.2 million of maintenance capital expenditures;

•	our estimated cash restructuring expenses are associated with cost reduction programs which we have already initiated and we do not currently expect to have restructuring expenses associated with any new programs to be initiated prior to March 31, 2006;

•	we believe that, while our working capital balances vary from period to period, any likely increases or decreases in working capital can be funded with borrowings and repayments of our revolving credit facility; and

•	we believe that the average outstanding balance on our revolving credit facility in the twelve months following the completion of the offering will be approximately $5.0 million (excluding amounts outstanding thereunder used in connection with the financing of the legal reorganization of a portion of our international operations).

We have also assumed:

•	our general business climate, including such factors as customer demand for our products and services and the level of price and other competition we experience, will remain consistent with previous periods;

•	currency exchange rates will not fluctuate to such a degree and in such a manner that will result in a breach of the financial covenants in our new credit facility or that, upon exchange of cash flows generated in foreign currencies into US Dollars, will result in us having insufficient US Dollars to pay dividends at the initial intended rate described above;

•	that, to the extent we do not effectively convert the floating interest rates on the amounts outstanding under our new credit facility to fixed rates through interest rate swaps or similar instruments, the rates of interest we pay on amounts outstanding under our new credit facility will not increase beyond currently anticipated amounts; and

•	the absence of extraordinary business events, such as new tax laws or legal restrictions affecting our foreign subsidiaries, that may adversely affect our business, results of operations or anticipated capital expenditures.

After giving effect to this offering, we expect to have approximately $16.5 million in cash on hand to fund a general cash reserve (excluding $11.0 million of cash already designated or paid to fund the expenses described in footnotes 3, 4, 5 and 7 to the tables under “—Minimum Adjusted EBITDA”). We believe that, after giving effect to the offering, this cash on hand, the cash flows we expect to generate from operations, and borrowing availability under our new credit facility will be sufficient to meet our liquidity requirements through March 31, 2006. If our Adjusted EBITDA for the four fiscal quarters ending March 31, 2006 were to fall below the $159.6 million level (or if our assumptions as to capital expenditures, interest and principal payments on indebtedness, cash restructuring expenses or cash taxes were too low or our assumptions as to the sufficiency of our revolving credit facility to finance our working capital needs were to prove incorrect or our assumptions as to currency fluctuations or interest rate changes were to prove incorrect or if unexpected cash needs arise that we are not able to fund with cash on hand or with borrowings under our new credit facility or if other assumptions stated above were to prove incorrect), we would need to either reduce or eliminate dividends or, to the extent we were permitted to do so under our new credit facility, to fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations and our ability to maintain or expand our business. In addition, because any borrowings would increase our interest expense and the amount of our indebtedness, the amount of our free cash flow and the interest and fixed charge coverage ratios determined under our new credit facility would decrease and the leverage ratio determined under our new credit facility would increase. As indicated below under “—Restrictions on Payment of Dividends,” our new credit facility places restrictions on our ability to pay dividends based upon the amount of our free cash flow and the levels of our interest coverage, fixed charge coverage and leverage ratios.

Because our net sales and operating results can vary from quarter to quarter due to a number of factors, and because our capital expenditures are not typically spread evenly throughout the year, we may have to borrow on our revolving credit facility to finance periodic variations and allow the payment of regular quarterly dividends even if our annual Adjusted EBITDA were to equal or exceed $159.6 million.

We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

As noted above, we have estimated our initial dividend level only in respect of the four fiscal quarters ending March 31, 2006 and our minimum Adjusted EBITDA only for such four fiscal quarters. Moreover, there can be no assurance during or following such periods that we will pay dividends at the levels estimated above, or at all. We are not required to pay dividends, and our board of directors may modify or revoke our dividend policy at any time. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Indeed, over time our capital and other cash needs, including unexpected cash needs, will invariably change and remain subject to uncertainties, which could impact the level of any dividends we pay in the future.

We believe that our dividend policy will limit, but not preclude, our ability to pursue growth as we intend to allocate sufficient cash to pursue growth opportunities that do not require material investment beyond our current expectations. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. Management will evaluate potential growth opportunities as they arise and, if our board of directors determines that it is in our best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to materially increase capital spending or for some other purpose, the board would be free to depart from, or change, our dividend policy at any time.

Restrictions on Payment of Dividends

Under Delaware law, we can only pay dividends either out of “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or out of current or the immediately preceding year’s earnings. We historically have not had sufficient earnings to pay dividends at the level described above. We anticipate that we will not have sufficient earnings to pay dividends and therefore expect that we will pay dividends out of surplus. Although we believe we will have sufficient surplus to pay dividends at the anticipated levels during the first four full fiscal quarters following this offering, our board of directors will seek periodically to assure itself of this before actually declaring any dividends. Further, our board of directors may seek opinions from outside valuation firms to the effect that there is sufficient surplus to pay dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to declare and pay dividends.

Our new credit facility restricts our ability to declare and pay dividends on our common stock as follows:

•	we will be permitted to pay dividends in an amount not to exceed $10 million in the aggregate per fiscal quarter until December 31, 2006, subject to there being no default or event of default under our new credit facility as described below;

•

beginning on December 31, 2006, we may pay dividends on each dividend payment date up to an amount that, when added to the amount of dividends paid on the three most recent prior quarterly dividend payment dates, does not exceed 75% of our pre-dividend free cash flow (as defined in our new credit facility) for the four fiscal quarters ended immediately prior to such dividend payment date. “Pre-dividend free cash flow” is defined in our new credit facility as Adjusted EBITDA minus the sum of (i) cash interest expense, (ii) net cash taxes, (iii) cash capital expenditures (reduced by the amount of any asset sale, insurance or condemnation proceeds which we are permitted to retain in our business and any capital expenditures made with the proceeds of previously generated surplus cash), (iv) all scheduled debt repayments, (v) cash restructuring expenses and (vi) cash payments of withholding taxes from proceeds of the repurchase, redemption or retention of our common stock relating to equity incentive awards; and

•	we may not pay dividends if a default or event of default under our new credit facility has occurred and is continuing or would occur as a consequence of such payment.

Our new credit facility requires that we meet certain financial ratios in order to avoid a default or event of default under the facility. These covenants are as follows:

•	Our interest coverage ratio as of the end of any period set forth below must exceed the ratio set forth for such period:

Period	Ratio
Fiscal quarters ending September 30, 2005 through March 31, 2006	3.50:1
Fiscal quarters ending June 30, 2006 through December 31, 2006	4.00:1
Fiscal quarters ending March 31, 2007 and December 31, 2007	4.25:1
Fiscal quarters ending March 31, 2008 through December 31, 2008	4.50:1
Fiscal quarters ending March 31, 2009 through December 31, 2009	4.75:1
Fiscal quarters ending March 31, 2010 through December 31, 2010	5.00:1
Fiscal quarters ending March 31, 2011 and thereafter	5.25:1

•	Our leverage ratio as of the end of any period set forth below must not exceed the ratio set forth for such period:

Period	Ratio
Fiscal quarters ending September 30, 2005 and December 31, 2005	4.50:1
Fiscal quarter ending March 31, 2006	4.25:1
Fiscal quarters ending June 30, 2006 through December 31, 2006	4.00:1
Fiscal quarters ending March 31, 2007 through December 31, 2007	3.75:1
Fiscal quarters ending March 31, 2008 and June 30, 2008	3.50:1
Fiscal quarters ending September 30, 2008 and December 31, 2008	3.25:1
Fiscal quarters ending March 31, 2009 through December 31, 2009	3.00:1
Fiscal quarters ending March 31, 2010 and June 30, 2010	2.75:1
Fiscal quarters ending September 30, 2010 and December 31, 2010	2.50:1
Fiscal quarters ending March 31, 2011 and June 30, 2011	2.25:1
Fiscal quarters ending September 30, 2011 and thereafter	2.00:1

•	Our fixed charge coverage ratio as of the end of any period set forth below must exceed the ratio set forth for such period:

Period	Ratio
Fiscal quarters ending September 30, 2005 through December 31, 2006	1.75:1
Fiscal quarters ending March 31, 2007 through December 31, 2007	1.85:1
Fiscal quarters ending March 31, 2008 and thereafter	1.90:1

The tables above under “—Minimum Adjusted EBITDA” indicate that we would be in compliance with such financial ratio covenants through the fiscal quarter ending March 31, 2006 based upon the assumptions made in such tables. The level of Adjusted EBITDA necessary for us to be in compliance with such financial ratios in respect of the period of four fiscal quarters ending March 31, 2006 is nearly equal to the amount of Adjusted EBITDA we generated in 2004 (after giving effect to approximately $4.4 million in incremental costs we expect to incur as a result of being a public company). In addition, the financial covenants become more restrictive over time and, in particular, the interest coverage ratio becomes substantially more restrictive beginning with the fiscal quarter ending June 30, 2006. As a result, in order to remain in compliance with such financial covenants and continue to be eligible to pay dividends, our financial performance will need to improve from the levels indicated in such tables, including improvement from the level we achieved in 2004.

Our new credit facility does not restrict our payment of dividends based upon the amount of our pre-dividend free cash flow (as defined in the credit facility) until December 31, 2006. Giving pro forma effect to this offering and the other related transactions contemplated by this prospectus as if such transactions had been consummated on January 1, 2004, we would have generated $43.4 million of pre-dividend free cash flow for the 2004 fiscal year. If the credit agreement restriction based upon pre-dividend free cash flow were applicable, this level of pre-dividend free cash flow would permit maximum dividend payments in respect of any consecutive four fiscal quarter period of $32.6 million. In accordance with our initial dividend policy, the aggregate amount of dividends we expect to pay in respect of the four fiscal quarters ending March 31, 2006 is $40.0 million (assuming this offering had been completed on March 31, 2005, 38,069,337 shares of common stock were outstanding immediately following the completion of this offering and no additional shares are issued). Therefore, in order to continue paying dividends at the level contemplated by our initial dividend policy after December 31, 2006, we will need to generate approximately 23% more pre-dividend free cash flow in 2006 than we did in 2004.

Pre-dividend free cash flow (as defined in our new credit facility) does not represent the amount we intend to distribute as dividends for any period but rather is a restriction on the maximum level of dividend payments, if any, that we will be permitted to declare and pay under the terms of our new credit facility.

The new credit facility provides for scheduled principal payments of the term loan of $6.5 million each year, payable in quarterly installments beginning September 30, 2005, with the remaining $606.1 million due at maturity in May 2012. The new credit facility will also require us to prepay outstanding loans under the term loan facility:

•	with 100% of the net cash proceeds received by us from any sale, transfer or other disposition of any assets, subject to certain customary reinvestment rights and with an exemption for sales of up to $100,000 for any transaction or series of related transactions, exemption of the first $10,000,000 of cumulative net proceeds and exemption of up to an additional $10,000,000 of net proceeds from the sale of four identified manufacturing facilities;

•	with 100% of the net cash proceeds received by us from any insurance recovery or condemnation events, subject to certain exceptions and reinvestment rights and with an exemption for the first $2,000,000 of cumulative net insurance or condemnation proceeds;

•	with 100% of the net cash proceeds from the incurrence of any indebtedness by us, subject to customary exceptions; and

•	with 50% of the amount equal to our pre-dividend free cash flow minus our actual dividend payments, except that in the event our dividend payments exceed 65% of our pre-dividend free cash flow, we will be required to make prepayments in the amount of 75% of the amount equal to our pre-dividend free cash flow minus our actual dividend payments.

For more detail regarding the terms of our new credit facility, see “Description of Certain Indebtedness—New Credit Facility.”

The Transactions

The Corporate Reorganization

We, Xerium Technologies, Inc., will be the issuer of all of the securities offered by this prospectus. Prior to the offering, we are an indirect, wholly-owned subsidiary of Xerium S.A., a Luxembourg company. In connection with the offering, we will undergo a reorganization and, after the offering, we will, directly or indirectly, hold all of the equity interests of all of the current operating subsidiaries and related holding companies of our corporate group, excluding Xerium S.A. and its two subsidiaries, Xerium 2 S.A. and Xerium 3 S.A., both of which are Luxembourg companies. Xerium 3 S.A. is our direct parent company and, prior to the recapitalization and the offering, owns 100% of our capital stock.

After the reorganization, our financial statements will exclude the assets, liabilities, accumulated deficit and operations of Xerium S.A., Xerium 2 S.A. and Xerium 3 S.A. As of December 31, 2004, on a pro forma basis after giving effect to this offering and the related transactions contemplated by this prospectus, including the payment of the dividend by us to Xerium 3 S.A. immediately prior to the offering in respect of certain liabilities of Xerium 3 S.A., the amounts to be eliminated included cash of $9.1 million and liabilities of $9.1 million. In addition, approximately $0.5 million of general and administrative expense incurred by Xerium S.A., Xerium 2 S.A. and Xerium 3 S.A. in 2004 were specific to such entities and will not recur after the reorganization.

The Recapitalization and the Offering

Prior to the offering, Apax is the manager, directly or indirectly, of investment funds holding approximately 73.3% of the outstanding common stock of Xerium S.A., on a fully-diluted basis. CIBC owns approximately 5.6% of the common stock of Xerium S.A. prior to this offering, on a fully-diluted basis. Our senior management and certain employees own restricted common stock of Xerium S.A or options to purchase common stock of Xerium S.A., representing, in the aggregate, approximately 7.2% of Xerium S.A. common stock on a fully-diluted basis.

This offering consists of an offering of 16,433,213 shares of our common stock (assuming no exercise of the underwriter’s over-allotment option). Of such shares, 11,107,135 are being sold by us and 5,326,078 are being sold by Xerium 3 S.A., as described below. Xerium 3 S.A. may sell up to an aggregate of 2,464,982 additional shares if the underwriters exercise their over-allotment option in full.

Prior to the closing of this offering, we will effect a 27,805,732-for-1 stock split of our common stock. In addition, our directors and members of senior management who own common stock of Xerium S.A. or options to purchase common stock of Xerium S.A. will, pursuant to exchange and redemption agreements between us and such individuals, transfer their equity interests in Xerium S.A. to us in exchange for an aggregate of 1,896,373 shares of common stock to be issued by us, as described under “Related Party Transactions—Proceeds from the Offering.” We will then use such shares of Xerium S.A. common stock, along with additional shares of Xerium S.A. common stock reserved for issuance under Xerium S.A. equity incentive programs and held by one of our subsidiaries but not allocated to employees, to redeem 2,125,663 shares of our common stock from Xerium 3 S.A. After the completion of these transactions, immediately prior to the offering Xerium 3 S.A. will hold 25,680,069 shares of our common stock, which represents approximately 93.1% of our common stock, and our directors and members of senior management will hold the remaining 6.9%. Xerium 3 S.A. is an indirect, wholly-owned subsidiary of Xerium S.A. and, as a result, immediately following the recapitalization our existing equity investors (other than our directors and senior management), including Apax, will indirectly own all economic rights of the shares of common stock held by Xerium 3 S.A. Xerium 3 S.A. will sell shares of common stock in this offering on behalf of such existing equity investors.

After giving effect to these transactions, Xerium 3 S.A. will have received net proceeds of approximately $94.9 million from the offering and will continue to hold 20,353,991 shares of common stock (or approximately $138.8 million and 17,889,009 shares if the underwriters exercise their over-allotment option in full). Such cash proceeds will be distributed or otherwise paid to, or at the direction of, our existing equity investors (other than our senior management), including Apax. Xerium 3 S.A. or one of its affiliates will continue to hold the shares of common stock on behalf of the existing equity investors (other than directors and senior management) after completion of the offering. In addition, pursuant to the exchange and redemption agreements, we will use approximately $10.9 million of the proceeds we receive from the offering to purchase an aggregate of 614,240 shares of common stock from certain of our directors and members of senior management at a price per share equal to the price per share of common stock in the offering less the underwriting discount. Directors and members of senior management will continue to hold an aggregate of 1,282,133 shares of common stock after the redemption. See “Related Party Transactions—Proceeds from the Offering.”

Immediately following the completion of the offering and the redemption, the public common stock holders will hold approximately 43.2% of our common stock, the existing equity investors (other than directors and senior management) will hold approximately 53.5% of our common stock through their ownership interests in Xerium 3 S.A. and our directors and members of senior management will hold approximately 3.3% of our common stock, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock.

The following diagram reflects our organizational structure immediately after the offering and the redemption of shares held by management, including percentage of voting power (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock):

Capitalization

The following table sets forth our cash and cash equivalents, notes payable and capitalization as of December 31, 2004:

•	on an actual basis; and

•	on an “as adjusted” basis as if the transactions contemplated by this prospectus and the use of proceeds described in this prospectus had occurred on such date.

	As of December 31, 2004
	Actual	As Adjusted
	(dollars in thousands)

Cash and cash equivalents	$24,002	$10,902	(1)(2)(3)

Notes payable	$11,014	$11,014

Long-term debt, including current portion
Existing senior debt, including current maturities	$601,716	$–
Existing mezzanine debt, including current maturities	166,291	–
Other long-term debt, including current maturities	6,214	6,214
Shareholder loans	42,614	–
New credit facility	–	650,000	(1)

Total long-term debt	816,835	656,214

Stockholders’ equity (deficit)
Common stock of Xerium S.A., Euro 2 stated value	1,150	–
Common stock of Xerium Technologies, Inc., par value $0.01 per share (as adjusted, 150,000,000 shares authorized and 38,069,337 shares outstanding)(4)	–	381
Preferred stock of Xerium Technologies, Inc., par value $0.01 per share (1,000,000 shares authorized and no shares outstanding)	–	–
Additional paid-in capital(5)	17,346	210,052
Accumulated deficit(6)	(47,030)	(82,932)
Accumulated other comprehensive loss	(15,063)	(13,838)
Treasury stock	(4,969)	–
Deferred compensation	(6,530)	–

Total stockholders’ equity (deficit)	(55,096)	113,663	(2)

Total capitalization	$761,739	$769,877

(1)	Does not include up to $50 million in temporary borrowings under our revolving credit facility that we expect to incur following the completion of this offering to finance the legal reorganization of a portion of our international operations. The cash proceeds of such borrowings will at all times be retained by one or more of our subsidiaries.
(2)	As of December 31, 2004, the amounts to be eliminated relating to Xerium S.A., Xerium 2 S.A. and Xerium 3 S.A., as they will not be part of the new structure after the offering, include cash of $9,102, after a dividend payment to be made by us to Xerium 3 S.A., and liabilities of $9,102. The decrease to net loss for 2004 resulting from the elimination of the operations of these entities is $518.
(3)	We expect to have $16,500 of cash on hand immediately following the completion of the offering, not including $11,000 of cash designated or paid to fund certain expenses. See “Dividend Policy and Restrictions—Minimum Adjusted EBITDA.”
(4)	The shares outstanding amount assumes the completion of the redemption of shares of common stock from certain of our directors and members of senior management (see “The Transactions — the Recapitalization and the Offering”) and does not include 2,500,000 shares of common stock reserved for issuance under the 2005 Equity Incentive Plan, including with respect to restricted stock units that will be granted in connection with this offering.
(5)	The increase of $192,706 is comprised of the issuance of common stock of $210,924, additional compensation expense related to restricted stock and stock options of $20,035 and a reclassification from common stock stated value to additional paid-in capital of $881, less costs associated with the issuance of common stock of $23,224, redemption of management shares of $10,941 and retirement of treasury stock of $4,969.
(6)	The increase of $35,902 is comprised of $26,565 of compensation expense related to restricted stock and stock options, write-off of $5,412 of deferred financing costs, swap breakage costs of $1,225, and management transaction bonuses of $2,700.

Dilution

Dilution is the amount by which the price paid by purchasers of common stock in the offering exceeds the net tangible book value or deficiency per share of our common stock after the offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

For purposes of calculating dilution below, we have assumed that as of December 31, 2004, 38,069,337 shares of our common stock were outstanding.

Our net tangible book value deficiency as of December 31, 2004 was approximately $406.2 million, or $10.67 per share of common stock. After giving effect to our receipt and intended use of approximately $211.0 million of estimated proceeds (less estimated offering expenses) from our sale of common stock in this offering and $650.0 million of borrowings under our new credit facility, our pro forma as adjusted net tangible book deficiency as of December 31, 2004 would have been approximately $249.2 million, or $6.55 per share of common stock. This represents an immediate decrease in net tangible book value deficiency of $4.12 per share of our common stock to existing equity investors and an immediate dilution of $25.55 per share of our common stock to new investors purchasing common stock in this offering.

The following table illustrates this substantial and immediate dilution to new investors:

Per Share of Common Stock

Initial public offering price of one share of common stock	$19.00
Net tangible book value deficiency per share as of December 31, 2004	(10.67)
Pro forma decrease per share attributable to loss on extinguishment of debt, equity offering costs, transaction bonuses, redemption of common stock from certain equity investors and capitalized transaction costs	(1.42)
Pro forma decrease per share attributable to the equity interest retained by existing owners	(13.46)

Pro forma as adjusted net tangible book deficiency after this offering	$(6.55)

Dilution in net tangible book value per share to new investors	$25.55

The following table sets forth on an “as adjusted” basis as if this offering had been completed as of December 31, 2004, assuming no exercise of the over-allotment option:

•	the total number of shares of our common stock owned by the existing equity investors (assuming the redemption of 614,240 shares of our common stock from our directors and members of senior management) and to be owned by the new investors;

•	the total consideration paid by the existing equity investors and to be paid by the new investors purchasing common stock in this offering; and

•	the average price per share of common stock paid by the existing equity investors and to be paid by new investors purchasing common stock in this offering.

	Shares of Common Stock Purchased			Average Price Per Share of Common Stock
	Number	Percent	Total Consideration
Existing equity investors	21,636,124	56.8%	$ – (1)	$ – (1)
New investors	16,433,213	43.2	312,231,047	19.00

Total	38,069,337	100.0%

(1)	Our existing equity investors have received distributions in excess of their investment.

Selected Consolidated Financial Data

The following selected consolidated financial data as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated financial data as of and for the years ended December 31, 2000 and 2001 has been derived from our consolidated financial statements which are not included in this prospectus.

The audited consolidated financial data do not purport to project our results of operations or financial position for any future period or date. The data in the following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements as of and for years ended December 31, 2002, 2003 and 2004 and the related notes, all as included elsewhere in this prospectus.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except per share data)

Statement of operations data:

Net sales	$504,934	$499,846	$514,945	$560,668	$586,794
Costs and expenses:
Cost of products sold	261,033	256,639	257,684	284,466	309,626
Selling	59,935	59,112	60,951	67,074	72,818
General and administrative	91,702	89,029	79,241	82,436	84,120
Restructuring	–	–	8,497	10,971	19,533
Research and development	7,187	6,539	7,783	7,093	8,819
Offering costs	–	–	–	–	7,429

Total operating costs and expenses	419,857	411,319	414,156	452,040	502,345

Income from operations	85,077	88,527	100,789	108,628	84,449

Other income (expense):
Interest expense, net	(74,272)	(69,912)	(60,165)	(63,290)	(67,235)
Foreign exchange gain (loss)	390	2,080	8,443	(8,050)	(4,669)
Loss on early extinguishment of debt	–	(3,100)	(36,158)	(673)	–

Income before provision for income taxes and cumulative effect of change in accounting principle	11,195	17,595	12,909	36,615	12,545
Provision for income taxes	26,156	22,367	13,539	40,423	26,641

Loss before cumulative effect of a change in accounting principle	(14,961)	(4,772)	(630)	(3,808)	(14,096)
Cumulative effect of a change in accounting principle, net of income tax benefit	–	(835)	–	–	–

Net loss	$(14,961)	$(5,607)	$(630)	$(3,808)	$(14,096)

Net loss per share	$(26.93)	$(10.09)	$(1.13)	$(6.85)	$(24.75)

	Year ended December 31,
	2000	2001	2002	2003	2004
Balance sheet data (at end of period):	(in thousands)
Cash and cash equivalents	$29,153	$13,815	$32,834	$22,294	$24,002
Total assets	1,009,887	887,425	922,829	983,993	1,017,952
Senior debt	509,198	446,993	611,960	611,670	601,716
Total debt	822,117	748,907	796,201	823,617	827,849
Total stockholders’ deficit	(20,453)	(42,124)	(76,219)	(64,588)	(55,096)

Cash flow data:
Net cash provided by operating activities	$64,731	$92,802	$123,368	$106,405	$78,701
Net cash used in investing activities	(87,527)	(38,427)	(30,856)	(39,058)	(36,561)
Net cash used in financing activities	(8,848)	(64,915)	(62,233)	(82,656)	(43,125)

Other financial data:
Depreciation and amortization	$78,921	$69,531	$47,410	$47,995	$47,677
Capital expenditures	36,867	31,825	27,248	43,817	36,593
Adjusted EBITDA(1)	162,632	151,499	171,967	173,918	166,217

(1)	Adjusted EBITDA, which is defined in the new credit facility, is calculated in part based upon the amount of EBITDA. EBITDA represents net income before interest expense, income tax provision and depreciation and amortization. We consider EBITDA to be a measure of liquidity. Accordingly, EBITDA is reconciled to operating cash flows in the table below.

Adjusted EBITDA is EBITDA plus (i) expenses or losses incurred on or prior to the completion of this offering in connection with proposed or completed debt or equity financing transactions, including expenses or losses related to the early retirement or extinguishment of debt and any bonuses paid in connection with such financing transactions, (ii) unrealized foreign exchange (gain) loss on indebtedness, net, (iii) restructuring or impairment expenses (subject to certain limitations specified in our new credit facility), (iv) reserves for inventory in connection with plant closings, (v) stock-based and other non-cash compensation charges, charges from the forgiveness of loans made to employees in connection with the purchase of equity and any tax gross-up payments made in respect of such loan forgiveness in connection with or on prior to the completion of this offering, (vi) certain transaction costs, including costs incurred in connection with this offering and the related debt financing, (vii) costs associated with payments to management prior to the completion of this offering in connection with the termination of incentive plans, (viii) non-cash charges resulting from the application of purchase accounting, (ix) any fees, expenses or charges deducted in computing net income which have been determined by management, which determination is reasonably acceptable to the administrative agent under the new credit facility, to be non-recurring by virtue of changes in our method of operations pursuant to our cost reduction programs, (x) non-cash losses (net of non-cash gains) resulting from marking-to-market hedging obligations, (xi) non-cash expenses resulting from the granting of stock options, restricted stock or restricted stock unit awards under equity compensation programs solely with respect to our common stock and (xii) expenses not exceeding $5 million per year incurred as a result of the repurchase, redemption or retention of our own common stock earned under equity compensation programs solely in order to make withholding tax payments. We present this discussion of Adjusted EBITDA because the new credit facility will include covenants based on Adjusted EBITDA (including interest coverage ratio, fixed charge coverage ratio and leverage ratio covenants). If our Adjusted EBITDA declines below certain levels, we could go into default under the new credit facility or be required to prepay the new credit facility, or we could be prohibited from paying dividends. These covenants are discussed under “Description of Certain Indebtedness—New Credit Facility.”

We include a presentation of EBITDA because it is the starting point for calculating Adjusted EBITDA and because we understand it is used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures. Additionally, management uses EBITDA and Adjusted EBITDA as supplementary non-GAAP measures to assist in overall evaluation of our liquidity and financial performance. Neither Adjusted EBITDA nor EBITDA is a measurement in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered in isolation or as a substitute for net cash provided by operating activities (as determined in accordance with GAAP) or income from operations (as determined in accordance with GAAP). Adjusted EBITDA, as defined in the new credit facility and calculated below, may not be comparable to similarly titled measurements used by other companies.

The following table contains a reconciliation of EBITDA to operating cash flows and a reconciliation of Adjusted EBITDA to EBITDA:

	Year ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)

Net cash provided by operating activities	$64,731	$92,802	$123,368	$106,405	$78,701
Interest expense, net	74,272	69,912	60,165	63,290	67,235
Net change in operating assets and liabilities	24,607	(13,067)	(3,324)	(6,644)	(10,972)
Income tax provision	26,156	22,367	13,539	40,423	26,641
Cumulative effect of change in accounting principle, net of income tax benefit	–	(835)	–	–	–
Stock-based compensation	–	–	(2,560)	–	(279)
Deferred financing cost amortization	(3,449)	(3,465)	(3,146)	(1,032)	(984)
Deferred taxes	–	11,340	6,285	(25,905)	(4,785)
Deferred interest	(23,685)	(27,555)	(27,312)	(11,314)	(12,163)
Asset impairment	–	–	(8,384)	(4,769)	(10,331)
Unrealized foreign exchange gain (loss) on indebtedness, net	1,756	7,804	(1,989)	(11,881)	(5,606)
Loss of early extinguishment of debt	–	(3,100)	(36,158)	(673)	—

EBITDA	164,388	156,203	120,484	147,900	127,457
Expenses related to debt or equity financings	–	3,100	38,437	3,166	7,429
Unrealized foreign exchange (gain) loss on indebtedness, net	(1,756)	(7,804)	1,989	11,881	5,606
Restructuring expenses(a)	–	–	8,497	10,971	21,351
Non-cash compensation and related expenses(b)	–	–	2,560	–	4,374

Adjusted EBITDA	$162,632	$151,499	$171,967	$173,918	$166,217

(a)	As part of our strategy to reduce our overall costs and improve our competitiveness, we have incurred restructuring expenses. The amounts reported reflect the amounts of these restructuring costs plus $1,818 for reserves for inventory in connection with plant closings in 2004.
(b)	Includes stock-based compensation, loan forgiveness and cash gross-up payments made in respect of taxes related to such loan forgiveness.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the notes to those statements and other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a leading global manufacturer and supplier of two types of consumable products used primarily in the production of paper—clothing and roll covers. Our operations are strategically located in the major paper-producing regions of North America, Europe, South America and Asia-Pacific.

Our products play key roles in the formation and processing of paper along the length of a paper-making machine. Paper producers rely on our products and services to help improve the quality of their paper, differentiate their paper products, operate their paper-making machines more efficiently and reduce production costs. Our products and services typically represent only a small fraction of a paper producer’s overall production costs, yet they reduce costs by permitting the use of lower-cost raw materials and reducing energy consumption. Paper producers must replace clothing and refurbish or replace roll covers regularly as these products wear down during the paper production process. Our products are designed to withstand extreme temperature, chemical and pressure conditions, and are the result of a substantial investment in research and development and highly sophisticated manufacturing processes.

We operate in two principal business segments: clothing and roll covers. In our clothing segment, we manufacture and sell highly engineered synthetic textile belts that transport paper as it is processed on a paper-making machine. Clothing plays a significant role in the forming, pressing and drying stages of paper production. Because paper-making processes and machine specifications vary widely, the clothing size, form, material and function is selected to fit each individual paper-making machine and process. In 2004, our clothing segment represented 65% of our net sales.

Our roll cover products provide a surface with the mechanical properties necessary to process the paper sheet in a cost-effective manner that delivers the sheet qualities desired by the paper producer. Roll covers are tailored to each individual paper-making machine and process, using different materials, treatments and finishings. In addition to manufacturing and selling new roll covers, we also provide refurbishment services for previously installed roll covers and manufacture spreader rolls. In 2004, our roll cover segment represented 35% of our net sales.

In both our clothing and roll cover segments, a portion of our products are sold for use in other industrial applications, such as steel, plastics and textiles. In 2004, sales for such industrial applications accounted for 10% of the net sales in our clothing segment and 10% of the net sales in our roll covers segment.

Industry Trends and Outlook

Demand for our products and services is driven primarily by the volume of global paper production, which according to the Food and Agriculture Organization of the United Nations, increased at a compound annual growth rate of approximately 2.9% from 1980 to 2003. Over such period, only in 1982 and 2001 did global production decline from the prior year, and in both 1983 and 2002 production recovered to levels higher than the previous peak. Although global paper production has demonstrated stable growth over time, the paper products industry has experienced cycles in profitability that are primarily driven by imbalances in supply and demand. During the down part of these cycles, prices for paper products decline, leading to decreased profitability for paper producers. These cycles have been caused in part by the structure of the paper industry, which has been highly fragmented and has exhibited poor discipline in supply management. Producers have generally focused on maximizing production, to reduce fixed costs per ton, rather than producing to meet demand. This practice resulted in producers building inventories of paper when supply exceeded demand and in-turn led to higher volatility in prices as they reduced these inventories.

The most recent cyclical downturn in the paper products industry started in 2001. In anticipation of this downturn, paper producers began in 2000 to take actions that seek to structurally improve the balance between the supply of and demand for paper. As part of these efforts, they have shut down many older and less efficient paper-making machines. As a result, we estimate that there were approximately 350 fewer paper-making machines in operation throughout the world at the end of 2004 than at the end of 1999, a decline of approximately 4%. In North America, we estimate that there were approximately 250 fewer paper-making machines in operation at the end of 2004 than at the end of 1999, a decline of approximately 18%. Significant consolidation in the paper production industry over the last few years has also improved the ability of producers to better balance supply and demand. This consolidation has given fewer paper producers more capacity, leading to a more rational approach by industry leaders to the management of supply. We believe that the combination of these trends in the paper production industry, continued global economic growth and expected increases in per capita paper consumption in less developed regions of the world should continue to drive increased paper production levels and consequently higher spending on consumable products used in the paper-making process. We are well positioned to take advantage of these trends.

Sales and Expenses

Sales in both our clothing and roll covers segments are primarily driven by the following factors:

•	The volume of worldwide paper production;

•	Advances in the technology of our products, which can provide value to our customers by improving the efficiency of paper-making machines; and

•	Our ability to provide products and services which reduce paper-making machine downtime, while at the same time allowing the manufacture of high quality paper products.

In addition, sales in our roll covers segment have benefited from the expansion of our mechanical services business. We have expanded this business in response to demand from paper producers that we perform work on the internal mechanisms of a roll while we refurbish or replace a roll cover. In our clothing segment, a small portion of our business has been conducted pursuant to consignment arrangements under which we do not recognize a sale of a product to a customer until the customer puts the product into use, which typically occurs some period after the product is shipped to the customer or to a warehouse location near the customer’s facility. Recently, we have been reducing the number of consignment arrangements and increasing the use of standard terms of sale under which we recognize a sale upon product shipment. We expect this trend to continue.

Key factors affecting our costs include:

•	Our total sales volume (which directly impacts the level of our cost of products sold and production capacity utilization);

•	The amount of our property and equipment depreciation; and

•	The level of our research and development spending.

The level of our cost of products sold is primarily attributable to labor costs, raw material costs, product shipping costs, plant utilization and depreciation, with labor costs constituting the largest component. We believe that our cost structure provides us with significant operating leverage and flexibility as we can expand production in support of sales increases without proportional increases in our costs.

The amount of our fixed asset depreciation reflects the level of our capital expenditures. We invest in facilities and equipment that enable innovative product development and improve production efficiency and costs. Recent examples of capital spending for such purposes include faster weaving looms and seaming machines with accurate electronic controls, automated compound mixing equipment and computer-controlled lathes and mills.

The level of research and development spending is driven by market demand for technology enhancements, including both specific customer needs and general market requirements, as well as by our own analysis of applied technology opportunities. With the exception of purchases of equipment and similar capital items used in our research and development activities, all research and development is expensed as incurred. Research and development expenses were $7.8 million, $7.1 million and $8.8 million for the years ended December 31, 2002, 2003 and 2004, respectively, an average of approximately $7.9 million per year. We expect that research and development expenses will be at approximately this same level for the next several years.

Foreign Exchange

We have a geographically diverse customer base. In 2004, approximately 38% of our sales were in North America, 37% were in Europe, 9% were in South America and 14% were in Asia-Pacific.

A substantial portion of our sales are denominated in Euros or other currencies. As a result, changes in the relative values of US Dollars, Euros and other currencies affect our reported levels of revenues and profitability as the results are translated into US Dollars for reporting purposes. In particular, if the value of the US Dollar increases relative to the value of the Euro and these other currencies, our levels of revenue and profitability will decline since the translation of a certain number of Euros or units of such other currencies into US dollars for financial reporting purposes will represent fewer US Dollars.

For certain transactions, our sales are denominated in US Dollars or Euros but all or a substantial portion of the associated costs are denominated in a different currency. As a result, changes in the relative values of US Dollars, Euros and other currencies can affect the level of the profitability of these transactions. The largest proportion of such transactions consist of transactions in which the sales are denominated in US Dollars and all or a substantial portion of the associated costs are denominated in Euros or other currencies.

Currency fluctuations have a greater proportionate effect on the level of our net sales than on the level of our income from operations. For example, in 2004, the decline in the value of the US Dollar resulted in increases in net sales and income from operations of $34.4 million and $3.8 million, respectively. While our income from operations as a percentage of net sales was 14.4% in 2004, the $3.8 million increase in income from operations attributable to currency fluctuations represents only 11.0% of the $34.4 million increase in net sales attributable to currency fluctuations. Although the 2004 results reflect a period in which the value of the US Dollar declined, we would expect a similar but opposite effect in a period in which the value of the US Dollar increases. In such a period, the increase in the value of the US Dollar would adversely affect both the level of our net sales and the level of our income from operations, but we would expect our income from operations to be affected less proportionately than our net sales.

In 2004, we conducted business in 9 foreign currencies. The following table provides the average exchange rate in 2003 and 2004 of the US Dollar against each of the 5 foreign currencies in which we conduct the largest portion of our operations, and indicates the percentage of our net sales in 2004 denominated in each such foreign currency.

Currency	Average exchange rate of the US Dollar in 2003	Average exchange rate of the US Dollar in 2004	Percentage of 2004 net sales denominated in such currency
Euro	$1.13 = 1 Euro	$1.24 = 1 Euro	42.0%
Canadian Dollar	$0.71 = 1 Canadian Dollar	$0.77 = 1 Canadian Dollar	8.4
Brazilian Real	$0.33 = 1 Brazilian Real	$0.34 = 1 Brazilian Real	7.8
Australian Dollar	$0.65 = 1 Australian Dollar	$0.74 = 1 Australian Dollar	4.8
British Pound	$1.64 = 1 British Pound	$1.83 = 1 British Pound	3.4

To mitigate the risk of transactions in which a sale is made in one currency and associated costs are denominated in a different currency, we utilize forward currency contracts in certain circumstances, other than in South America, to lock in exchange rates with the objective that the gain or loss on the forward contracts will approximate the loss or gain that results from the transaction or transactions being hedged. We determine whether to enter into hedging arrangements based upon the size of the underlying transaction or transactions, an assessment of the risk of adverse movements in the applicable currencies and the availability of a cost effective hedge strategy. To the extent we do not engage in hedging or such hedging is not effective, changes in the relative value of currencies can affect our profitability. We do not hedge our US Dollar exposure in South America as it would generally not be cost effective due to the relatively inefficient foreign exchange markets for local currencies in that region.

Dividends on our common stock will be paid in US Dollars. We do not expect to generate sufficient cash flows denominated in US Dollars to make such payments and will therefore rely, in part, on the conversion to US Dollars of cash flows generated in other currencies. The amount of US Dollars received from the conversion of cash flows generated in other currencies will depend on the then-current exchange rates. If the value of the US Dollar increases relative to the value of these other currencies, the cash flows will represent fewer US Dollars. As a result, even if our results of operations meet our expectations in local currencies and we are permitted to pay dividends under our new credit facility, we may not have sufficient cash to pay such dividends.

Cost Reduction Programs

An important part of our strategy is to seek to reduce our overall costs and improve our competitiveness. As a part of this effort, we initiated cost reduction programs in each of 2002, 2003 and 2004, most of which were designed to improve the cost structure of our North American operations in response to changing market conditions. These cost reduction programs include plant closures that have rationalized production among our facilities to better enable us to meet customer demands. They also include headcount reductions throughout the world. All costs associated with these programs are accounted for as general and administrative expenses. We are still implementing portions of these programs.

In 2002, we commenced the closure of our clothing manufacturing facility in Wake Forest, North Carolina. This action has allowed us to take advantage of our lower cost operations in South America, as well as to allocate increased production to other North American manufacturing facilities, improving overall capacity utilization and thereby reducing total per unit production costs. In 2002, we recognized a non-cash restructuring charge of $8.4 million for asset impairment related to the production equipment affected by the closure of the Wake Forest facility. We completed the closure of this facility in 2004.

In 2003, we further reorganized our North American operations and in late 2003, we commenced the closure of our roll covers manufacturing facilities in Sandusky, Ohio and Kimberly, Wisconsin. This action was a response to the consolidation of paper-making facilities in North America and permitted us to further increase capacity utilization, lower our production costs and concentrate capital investments and technical capabilities in fewer facilities. In total, we incurred $11.0 million of restructuring expenses in 2003, including $4.8 million for property and equipment write-offs, $3.6 million for severance and benefit costs and $2.6 million for other costs related to the facility shutdowns. We completed the closure of the Sandusky, Ohio and Kimberly, Wisconsin facilities in 2004.

In 2004 we closed our roll cover manufacturing facility in Spartanburg, South Carolina and our clothing manufacturing facility in Greenville, Tennessee. We also commenced the closing of our clothing manufacturing facility in Farmville, Virginia, which is expected to be completed in the second quarter of 2005. In addition, we transferred certain production from our facility in Trelleborg, Sweden to another European facility in 2004 and are transferring certain production from our facility in Sherbrooke, Quebec to our other North American facilities, which we began in 2004 and is expected to be complete in the first quarter of 2005. In total, we incurred $14.7 million of restructuring expenses in 2004 relating to the closures commenced in 2002, 2003 and 2004, including $6.9 million for property and equipment write-offs, $5.4 million for costs related to facility shutdowns and $2.4 million for severance and benefit costs. In 2005 we expect to record approximately $3.1 million in additional restructuring charges relating to the closings commenced in 2002, 2003 and 2004.

In addition, we have announced that we will be closing the clothing portion of our manufacturing facility in the United Kingdom in the second quarter of 2005. We believe that the clothing market in the United Kingdom no longer justifies our continued operation of clothing manufacturing at this facility. Also, we will be closing a small roll covers manufacturing facility in Wigan, United Kingdom in the second quarter of 2005. We recorded a $3.4 million asset impairment in 2004 and expect to record approximately $7.3 million of restructuring expenses in 2005 in respect of these closings, including $3.7 million for severance and benefit costs and $3.6 million for facility shutdowns and other related costs. We intend to support the demands of our existing clothing customers currently served out of the United Kingdom facility through our other European facilities.

In addition to the facilities closures, we initiated headcount reductions of our non-hourly employees in the fourth quarter of 2004 that, when fully completed by June 30, 2005, will have reduced our worldwide workforce by 107 employees, or approximately 2.7%. These actions are being taken to improve our cost structure and reduce over-capacity in certain areas. Approximately 75% of the lay-offs are in our clothing segment, with most of the reductions in North America and Europe. In the fourth quarter of 2004, we incurred approximately $1.4 million of severance costs in connection with these headcount reductions, and we expect to incur additional severance costs of approximately $1.3 million in the first half of 2005.

Our cost reduction efforts eliminated approximately $8 million in cash costs that we would have otherwise incurred in 2004 as compared to our cost structure in 2003. We believe that our cost reduction programs will, as compared to our cost structure in 2004, eliminate additional cash costs in 2005 at least equal to the cash costs eliminated from our cost structure in 2004. There can be no assurance that our cost reduction programs will be successful. While our cost reduction programs are designed to help mitigate the effect of increases in our operating costs, we may experience sales or cost changes from period to period which have a greater effect on the level of our profitability than savings derived from our cost reduction programs. For example, our income from operations declined $24.2 million in 2004 as compared to 2003 notwithstanding the savings we achieved in 2004 from our cost reduction programs.

Stock Based Compensation

The completion of the offering of our common stock contemplated by this prospectus will cause certain stock options and shares of restricted stock held by members of our management to vest in full. As a result, and assuming an initial public offering price of $19.00 per share, we will incur a non-cash compensation expense related to these stock options and shares of restricted stock of $26.6 million in the fiscal quarter in which the closing of this offering occurs.

Results of Operations

The tables that follow set forth for each of the three years in the period ended December 31, 2002, 2003 and 2004 certain consolidated operating results and the percentage of net sales they represent:

	Year ended December 31,
	2002	2003	2004
	(in millions)
Net sales	$514.9	$560.7	$586.8
Cost of products sold	257.7	284.5	309.6
Selling expenses	60.9	67.1	72.8
General and administrative expenses	79.2	82.4	84.2
Restructuring expenses	8.5	11.0	19.5
Research and development expenses	7.8	7.1	8.8
Offering costs	–	–	7.5

Income from operations	100.8	108.6	84.4
Interest expense, net	(60.1)	(63.2)	(67.2)
Foreign exchange gain (loss)	8.4	(8.1)	(4.7)
Loss on early extinguishment of debt	(36.2)	(0.7)	–

Income before provision for income taxes	12.9	36.6	12.5
Provision for income taxes	13.5	40.4	26.6

Net loss	$(0.6)	$(3.8)	$(14.1)

	Percentage of Net Sales Year ended December 31,
	2002	2003	2004
Net sales	100.0%	100.0%	100.0%
Cost of products sold	50.0	50.7	52.8
Selling expenses	11.8	12.0	12.4
General and administrative expenses	15.4	14.7	14.3
Restructuring expenses	1.7	2.0	3.3
Research and development expenses	1.5	1.3	1.5
Offering costs	–	–	1.3

Income from operations	19.6	19.3	14.4
Interest expense, net	(11.7)	(11.3)	(11.5)
Foreign exchange gain (loss)	1.6	(1.4)	(0.8)
Loss on early extinguishment of debt	(7.0)	(0.1)	–

Income before provision for income taxes	2.5	6.5	2.1
Provision for income taxes	2.6	7.2	4.5

Net loss	(0.1)%	(0.7)%	(2.4)%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003.

Net Sales.    Net sales for 2004 increased by $26.1 million, or 4.7%, to $586.8 million from $560.7 million for 2003. In 2004, 65% of our net sales were in our clothing segment and 35% in our roll cover segment.

In our clothing segment, net sales for 2004 increased by $19.6 million, or 5.4%, to $381.7 million from $362.1 million for 2003. This improvement resulted from $24.3 million in increases attributable to the translation of sales made in currencies other than the US Dollar to US Dollars for financial reporting purposes. These currency gains were partially offset by decreased sales of certain products, including a $4.4 million decrease in sales of dewatering equipment, primarily due to a large one-time sale in 2003.

In our roll covers segment, net sales for 2004 increased by $6.5 million, or 3.3%, to $205.1 million from $198.6 million for 2003. This improvement resulted from $10.2 million in currency translation gains, partially offset by reduced sales resulting from the consolidation of paper-making facilities in North America, which led to a reduction in the number of paper-making machines in operation and therefore reduced the demand for our products and services. Although we expect that there may be additional paper-making machine shutdowns in North America, we believe that the majority of the shutdowns are complete and we do not expect any significant further deterioration in 2005 in the size of the North American market for our products and services as a result of any such additional shutdowns.

Cost of Products Sold.    Cost of products sold in 2004 increased by $25.1 million, or 8.8%, to $309.6 million from $284.5 million for 2003.

In our clothing segment, cost of products sold increased by $17.1 million, or 8.8%, to $210.9 million for 2004 from $193.8 million for 2003. The increase was primarily due to currency translation effects of $16.0 million. As a result of our cost reduction programs, we realized savings of approximately $5 million in cost of products sold in our clothing segment in 2004 as compared to 2003. These savings and reduced costs of approximately $2.0 million associated with the lower sales of dewatering equipment in 2004 were more than offset by certain cost increases, including higher costs associated with an increase in unit sales, normal wage and benefit increases of approximately $2.0 million, and an increase in costs attributable to our restructuring activities, including an inventory write-down of approximately $1.8 million and increases in overtime and production inefficiencies of approximately $1.5 million.

In our roll covers segment, cost of products sold increased by $8.0 million, or 8.8%, to $98.7 million for 2004 from $90.7 million for 2003. This increase was primarily attributable to currency translation effects of $5.9 million. As a result of our cost reduction programs, we realized savings of approximately $2 million in cost of products sold in our roll covers segment in 2004 as compared to 2003. These savings were offset by certain cost increases, including normal wage and benefit increases of approximately $1.0 million, raw material cost increases (including costs of petroleum-based products) of more than $1.0 million and increased warranty claims of approximately $1.2 million related primarily to certain defective roll covers shipped in 2003. We believe that substantially all warranty costs associated with such products have been incurred.

Selling Expenses.    For 2004, selling expenses increased by $5.7 million, or 8.5%, to $72.8 million from $67.1 million for 2003. This increase was primarily due to currency translation effects of $4.4 million and increases in new product introduction expenses.

General and Administrative Expenses.    For 2004, general and administrative expenses increased by $1.8 million, or 2.1%, to $84.2 million from $82.4 million for 2003. This increase was due to forgiveness of stock purchase loans of $4.1 million (including related income tax gross-up thereon), currency translation effects of $4.2 million, environmental provision of $3.8 million related to existing contamination conditions recently identified at two of our facilities and approximately $1.0 million of costs related to the legal reorganization of a portion of our international operations. In addition, we had a $1.8 million gain on real property sales in 2003, which reduced the reported amount of our general and administrative expenses in 2003 but did not recur in 2004. Partially offsetting these increases were lower management incentive compensation of $5.2 million, $2.6 million of increased royalty income and approximately $1 million in decreases due to our cost reduction programs. Approximately $1.3 million of the $2.6 million increase in royalty income represents a one-time catch-up payment of unexpected prior year royalty income. In addition, in 2003 we incurred $2.5 million of management bonuses associated with a refinancing that did not recur in 2004.

Following the completion of this offering, we expect to incur additional annual administrative costs of approximately $4.4 million associated with being a public company in addition to the $0.6 million incurred in 2004. We expect that such costs will primarily include approximately $1.5 million for Sarbanes-Oxley compliance and an increase in liability insurance premiums for directors and officers of approximately $1.2 million. We expect that the remainder of such additional annual administration costs will include additional internal audit, accounting and legal staff, additional fees for outside audit and legal services, and approximately $0.3 million for the increased levels of compensation for our non-management directors. In addition, our cash management incentive compensation plans in effect prior to this offering have been terminated. In connection with this offering and the adoption of new management incentive compensation plans and in consideration of the fact that members of our senior management will no longer participate in the previously existing plans, we expect to make special one-time payments in the aggregate amount of $4.2 million to certain members of senior management in the second quarter of 2005 in connection with the adoption of our new incentive plans.

Restructuring Expenses.    For 2004, restructuring expenses increased by $8.5 million, or 77.3%, to $19.5 million from $11.0 million for 2003 as a result of our strategy to reduce our overall costs and improve our competitiveness by closing and/or transferring production from certain of our manufacturing facilities and taking certain other actions, as described above under “—Cost Reduction Programs.” The $8.5 million increase during 2004 consists primarily of an increase in asset impairments of $5.5 million and severance and facility shut-down costs of $3.0 million.

Research and Development Expenses.    For 2004, research and development expenses increased by $1.7 million, or 23.9%, to $8.8 million from $7.1 million for 2003. This increase was primarily due to higher salaries and material costs.

Offering Costs.    During 2004, we expensed $7.5 million of costs specifically associated with our previously contemplated offering of income deposit securities.

Interest Expense, Net.    Net interest expense for 2004 increased by $4.0 million, or 6.3%, to $67.2 million from $63.2 million for 2003. The increase in net interest expense was mainly attributable to currency translation effects of $3.3 million.

Foreign Exchange Gain (Loss).    We had a foreign exchange loss of $4.7 million and $8.1 million for 2004 and 2003, respectively. This $3.4 million difference was primarily attributable to the manner in which swings in the value of the US Dollar as compared to the Euro affect the reported amount of our indebtedness. Certain of our subsidiaries whose functional currency is US Dollars have debt denominated in Euros. Similarly, certain of our subsidiaries whose functional currency is Euros have debt denominated in US Dollars. As a result, the stated amount of indebtedness of such subsidiaries changes based on movements in the exchange rate between US Dollars and Euros. To the extent that exchange rate movements cause an increase in the stated amount of such indebtedness, we record a foreign exchange loss, and to the extent that exchange rate movements cause a decrease in the stated amount of such indebtedness, we record a foreign exchange gain.

Loss on Early Extinguishment of Debt.    The loss on early extinguishment of debt for 2003 of $0.7 million was the result of a senior debt refinancing that occurred in 2003.

Provision for Income Taxes.    Our effective tax rate was 212% for 2004 as compared with 110% for 2003. The effective tax rate exceeds the statutory tax rate of 30% primarily due to the recording of valuation allowances in certain jurisdictions primarily as a result of the uncertainty surrounding the future utilization of net operating loss carryforwards.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.

Net Sales.    Net sales for 2003 increased by $45.8 million, or 8.9%, to $560.7 million from $514.9 million for 2002. In 2003, 65% of our net sales were in our clothing segment and 35% were in our roll cover segment.

In our clothing segment, net sales for 2003 increased by $40.2 million, or 12.5%, to $362.1 million from $321.9 million for 2002. This improvement resulted primarily from $31.7 million in gains attributable to the translation of sales made in currencies other than the US Dollar to US Dollars for financial reporting purposes. Almost all of the remainder of the increase was attributable to an increase of $8.5 million of net sales in Europe and South America due primarily to an increase in the volume of sales driven by improved product offerings, greater acceptance of improved products introduced in prior years, and market penetration. With respect to specific products, net sales of our triple layer forming fabrics increased substantially in 2003, affecting our overall sales, as these improved technologies became more accepted and demanded by our customers as a result of the greater efficiencies and quality in the paper-making process that they provide. The increase in the volume of sales of our triple layer clothing products was driven by new business and by existing customers upgrading from less expensive single and double layer forming fabrics, which reduced net sales of such products.

In our roll covers segment, net sales for 2003 increased by $5.6 million, or 2.9%, to $198.6 million from $193.0 million for 2002. This improvement resulted from $16.9 million in currency translation gains, which were partially offset by a reduction in net sales of $5.2 million as a result of the consolidation of paper-making facilities in North America, which led to a reduction in the number of paper-making machines in operation and therefore reduced the demand for our products and services. In addition, net sales in Europe decreased by $6.3 million primarily as a result of reduced sales of spreader rolls to paper-making machine manufacturers.

Cost of Products Sold.    Cost of products sold for 2003 increased $26.8 million, or 10.4%, to $284.5 million from $257.7 million for 2002.

In our clothing segment, cost of products sold increased by $21.4 million, or 12.3%, to $193.9 million from $172.6 million for 2002. Aside from currency translation effects of $15.5 million, this increase was attributable to normal wage increases and, to a lesser extent, increases in raw material costs, specifically for yarns.

In our roll covers segment, cost of products sold increased by $5.5 million, or 6.5%, to $90.6 million from $85.1 million for 2002. This increase was attributable to currency translation effects of $8.0 million, partially offset by lower sales (excluding currency translation effects).

Selling Expenses.    For 2003, selling expenses increased by $6.2 million, or 10.0%, to $67.1 million from $60.9 million for 2002. This increase was primarily due to currency translation effects of $5.6 million.

General and Administrative Expenses.    For 2003, general and administrative expenses increased by $3.2 million, or 4.0%, to $82.4 million from $79.2 million for 2002. This increase was primarily due to currency translation effects of $7.9 million, partially offset by the absence in 2003 of $2.6 million of compensation expense related to employee stock options granted in 2002 and a $1.8 million gain on real property sales in 2003 that did not occur in 2002.

Restructuring Expenses.    For 2003, restructuring expenses increased by $2.5 million, or 29%, to $11.0 million from $8.5 million from 2002 as a result of our strategy to reduce our overall costs and improve our competitiveness as described above under “—Cost Reduction Programs” by closing and/or transferring production from certain of our manufacturing facilities. Restructuring expenses for 2003 were comprised of asset impairments of $4.8 million and severance and facility costs of $6.2 million. For 2002, restructuring expenses were comprised of asset impairments of $8.4 million and severance and facility costs of $0.1 million.

Research and Development Expenses.    For 2003, research and development expenses decreased by $0.7 million, or 9.0%, to $7.1 million from $7.8 million for 2002. This decrease was primarily due to significant start up costs in 2002 for the development of our shoe press belt product line. The cost reductions in this program in 2003 were partially offset by an increase in reported costs of $0.7 million as a result of currency translation.

Interest Expense, Net.    Net interest expense for 2003 increased by $3.1 million, or 5.2%, to $63.2 million from $60.1 million for 2002. The increase in net interest expense was mainly attributable to the effects of currency translation and increases in the amount of senior debt and the interest rate payable on such senior debt beginning in December 2002. Partially offsetting these items was a reduction in the amount of amortization of deferred financing costs in 2003.

Foreign Exchange Gain (Loss).    For 2003, we had a foreign exchange loss of $8.1 million compared to a foreign exchange gain of $8.4 million for 2002. This $16.5 million difference was primarily attributable to the manner in which swings in the value of the US Dollar as compared to the Euro affect the reported amount of our indebtedness. Certain of our subsidiaries whose functional currency is US Dollars have debt denominated in

Euros. Similarly, certain of our subsidiaries whose functional currency is Euros have debt denominated in US Dollars. As a result, the stated amount of indebtedness of such subsidiaries changes based on movements in the exchange rate between US Dollars and Euros. To the extent that exchange rate movements cause an increase in the stated amount of such indebtedness, we record a foreign exchange loss, and to the extent that exchange rate movements cause a decrease in the stated amount of such indebtedness, we record a foreign exchange gain.

Loss on Early Extinguishment of Debt.    The loss on early extinguishment of debt for 2003 of $0.7 million decreased by $35.5 million from $36.2 million for 2002. This decrease was primarily the result of a senior debt refinancing that occurred in 2002 but did not recur in 2003.

Provision for Income Taxes.    The effective tax rate for 2003 was 110%. This rate differed from the statutory rate primarily due to the recording of a valuation allowance of $28.3 million in certain jurisdictions as a result of the uncertainty surrounding the future utilization of net operating carryforwards. The effective tax rate for 2002 was 105%. This differed from the statutory rate primarily due to taxes on intercompany dividends of $4.7 million and valuation allowances of $3.3 million.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital, capital expenditures, debt service and, post-offering, to pay dividends. Following the completion of this offering, we will fund our liquidity needs primarily with cash generated from operations and, to the extent necessary, through borrowings under our new credit facility.

Net cash provided by operating activities was $78.7 million, $106.4 million and $123.4 million in 2004, 2003 and 2002, respectively. The $27.7 million decline in cash flow from operating activities in 2004 as compared to 2003 reflects a decline in cash earnings of approximately $32.0 million, partially offset by approximately $4.3 million in cash provided by reduced net investment in working capital and certain other items. Contributing to the reduction in cash earnings were increased cash restructuring expenses of $5.7 million and the expensing in 2004 of $5.8 million of cash costs related to our previously contemplated offering of income deposit securities.

Net cash used in investing activities was $36.6 million, $39.1 million and $30.9 million for 2004, 2003 and 2002, respectively. The decrease in cash used in investing activities in 2004 as compared to 2003 was related principally to a decrease in capital expenditures of $7.2 million partially offset by a decrease of $3.4 million in proceeds from the disposal of property and equipment. The increase in cash used by investing activities in 2003 from 2002 was related principally to an increase in capital expenditures of $16.6 million partially offset by an increase of $3.9 million in proceeds from the disposal of property and equipment.

Net cash used in financing activities was $43.1 million, $82.7 million and $62.2 million in 2004, 2003 and 2002, respectively. The $39.6 million decrease in cash flows used in financing activities during 2004 as compared to 2003 was principally comprised of $13.9 million of payments related to refinancing activities in 2003, lower net payments on debt of $27.5 million, partially offset by payments of initial public offering costs.

As of December 31, 2004, there was a $601.7 million balance of term loans outstanding under our senior credit facility, and a $166.3 million balance outstanding under our mezzanine credit facility. In addition, we had $68.4 million available for borrowing under revolving lines of credit, including the revolving credit facility under our senior credit facility and lines of credit in various foreign countries that are used to facilitate local short-term operating needs, of which an aggregate of $11.0 million was outstanding as of December 31, 2004.

Following the completion of the transactions contemplated by this offering, we will repay all outstanding borrowings under our current senior and mezzanine facilities. At such time, we expect to have $650 million of outstanding indebtedness under our new credit facility, all of which will be outstanding under the term loan credit facility which is a part of our new credit facility. In addition, the lines of credit in foreign countries that are used to facilitate short-term operating needs will remain outstanding.

We had cash and cash equivalents of $24.0 million, $22.3 million and $32.8 million at December 31, 2004, 2003 and 2002. After giving effect to this offering, we believe that our cash on hand, the cash flows we expect to generate from operations, and borrowing availability under our new credit facility, will be sufficient to meet our liquidity requirements through 2005.

Assuming the transactions contemplated by this offering had been completed on March 31, 2005, interest payments on term loan borrowings under our new credit facility would be scheduled to be approximately $28.6 million in 2005 and $37.8 million in 2006 and scheduled principal payments on the term loan would be approximately $4.9 million in 2005 and $6.5 million in 2006. In addition, we estimate that interest payments on borrowings under our new revolving credit facility will be approximately $1.5 million in 2005 and $0.6 million in 2006, including approximately $1.0 million in 2005 associated with temporary borrowings to finance a planned legal reorganization of a portion of our international operations, which will be paid out of a cash reserve. The cash proceeds of the temporary borrowings to finance the planned legal reorganization of a portion of our international operations will at all times be retained by one or more of our subsidiaries. We estimate that interest payments under the lines of credit in foreign countries that are used to facilitate short-term operating needs will be $1.3 million in 2005 and $1.7 million in 2006. We also estimate that interest on the long term debt at two of our operating units will be $0.2 million in 2005 and $0.1 million in 2006 and principal repayments will be $1.4 million in 2005 and $2.5 million in 2006.

Additionally, assuming the transactions contemplated by this offering had been completed on March 31, 2005, we expect to pay dividends on our common stock of approximately $30 million in respect of the period from the closing of the offering through December 31, 2005. If our cash on hand and our cash flows from operations are insufficient to fund dividend payments at intended levels, we would need to either reduce or eliminate dividends or, to the extent we were permitted to do so under the new credit facility, to fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or borrowings to fund dividends, we would have less cash available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations and our ability to maintain or expand our business. In addition, because any borrowings would increase our debt and interest expense, the leverage ratio under our new credit facility would increase and the interest coverage ratio and fixed charge coverage ratio under our new credit facility would decrease. An increase in the leverage ratio above the levels set forth in our new credit facility or a decrease in the interest coverage ratio or fixed charge coverage ratio below the levels set forth in our new credit facility would cause us to be prohibited from paying dividends under the terms of such agreement. In addition, because our net sales and operating results can vary from quarter-to-quarter due to a number of factors, and because our capital expenditures are not typically spread evenly throughout the year, we may have to borrow on our revolving credit facility to finance periodic variations and allow the payment of regular quarterly dividends. We expect to incur additional annual expenses of approximately $4.4 million associated with being a public company, including the costs primarily attributable to Sarbanes-Oxley compliance, additional internal audit, accounting and legal staff, additional fees for outside audit and legal services, an increase in premiums for directors’ and officers’ liability insurance, increased levels of compensation for our non-management directors and other fees and expenses.

Although the dividends will be paid in US Dollars, we do not expect to generate sufficient cash flows denominated in US Dollars to make such payments, and will therefore rely, in part, on cash flows denominated in other currencies. The cash flows generated in other currencies must be converted into US Dollars in order to make such payments, and the amount of US Dollars received will depend on the then-current exchange rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Exchange.”

We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures or other investments significantly beyond our current expectations. However, we intend to allocate sufficient cash to pursue growth opportunities that do not require material investment beyond our current expectations.

Capital Expenditures

We use the term “capital expenditures” to refer to costs incurred to purchase property and equipment. The majority of our capital expenditures relate to purchases of machinery and equipment used in the manufacturing of our products. Capital expenditures were funded from net cash provided by operating activities and borrowings under our existing credit facility.

During 2004, we had capital expenditures of $36.6 million consisting of approximately $19.4 million of growth capital expenditures, including $8.0 million of expenditures resulting from restructuring under our cost reduction programs, and approximately $17.2 million of maintenance capital expenditures. Growth capital expenditures consist of items that are intended to increase the manufacturing, production and/or distribution capacity or efficiencies of our operations in conjunction with the execution of our business strategies. Maintenance capital expenditures are designed to sustain the current capacity or efficiency of our operations and include items relating to the renovation of existing manufacturing or service facilities, the purchase of machinery and equipment for existing manufacturing or service facilities and safety and environmental needs.

During 2003, we had capital expenditures of $43.8 million consisting of approximately $21.4 million of growth capital expenditures and approximately $22.4 million of maintenance capital expenditures. Our growth capital expenditures in 2003 included $7.6 million related to the completion of specific cost reduction programs. Our 2002 capital spending consisted of approximately $11.3 million of growth capital expenditures and approximately $16 million of maintenance capital expenditures.

We estimate that we will have capital expenditure requirements of approximately $40 million per year, on average, for the next several years. Of the $40 million, we expect that, on average, we will spend approximately $20 million per year on maintenance capital expenditures and approximately $20 million per year on growth capital expenditures. With respect to 2005, we have the flexibility to reduce our capital expenditures by up to approximately 25% without having an adverse effect on our ability to execute our business plan.

Existing Indebtedness

Our existing indebtedness, which is described below, consists primarily of borrowings under our senior credit facility and mezzanine credit facility. We incurred such indebtedness in connection with a recapitalization transaction in 2002 that permitted us to repay certain shareholder loans and vendor loans made to us in December 1999 in connection with the acquisition of our business from Invensys plc. A portion of the shareholder loans and vendor loans was repaid in December 2002 from proceeds of borrowings under our existing senior credit facility and the remaining portion was repaid in February 2003 from proceeds of borrowings under our existing mezzanine credit facility. Following the completion of the transactions contemplated by this offering, we will use net proceeds received from this offering to repay our senior credit facility and mezzanine credit facility.

Existing Senior Credit Facility.    In connection with our 2002 recapitalization, we entered into a senior credit facility with a syndicate of banks. This credit facility consists of a $50.0 million revolving credit facility, and approximately $602.0 million in term loans ($302.0 million in a term A tranche, $150.0 million in a term B tranche and $150.0 million in a term C tranche). Our obligations under the senior credit facility are secured by substantially all of our assets, and the facility requires us to meet certain financial tests, including minimum interest and cash flow coverage ratios and a maximum leverage ratio. The facility also contains certain covenants which, among other things, limit the incurrence of additional indebtedness, liens and encumbrances, changes in the nature of our business, investments, dividends and other restricted payments, prepayments of certain indebtedness, certain transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, sales of receivables and other matters customarily restricted in such agreements. For a more detailed description of the material terms of the existing senior credit facility, including the non-US Dollar denominated portions of the loans, see Note 8 to the audited consolidated financial statements included elsewhere in this prospectus. The senior credit facility contains restrictions and covenants dealing with various financial performance criteria, including a restriction of any payment of dividends. We were not in compliance with certain leverage covenants of the senior credit facility as of December 31, 2004, but subsequently obtained a waiver of noncompliance from the lenders. We paid the lenders a fee of $334,000 in connection with such waiver.

Existing Mezzanine Credit Facility.    In connection with our 2002 recapitalization and the refinancing of certain additional indebtedness in 2003, we entered into a mezzanine credit facility with a syndicate of lenders. This facility provided for initial term loans in the amount of $125.0 million. Our obligations under the facility are secured by substantially all of our assets, with such security interest being subordinated to the security interests applicable under our existing senior credit facility discussed above. The mezzanine credit facility requires us to meet certain financial tests, including minimum interest and cash flow coverage ratios and a maximum leverage ratio.

Other Existing Indebtedness.    In addition to the above debt, two of our operating units have long term debt in the aggregate principal amount of $6.2 million as of December 31, 2004, a portion of which will remain outstanding following the completion of the transactions contemplated by this offering. Approximately $3.7 million of such amount will be repaid in 2005, including approximately $2.3 million in the first quarter of 2005, and the remainder will be repaid in 2006. We also have lines of credit in various foreign countries that are used to facilitate local short term operating needs, of which an aggregate of $11.0 million was outstanding as of December 31, 2004. These lines of credit will remain outstanding following the completion of the transactions contemplated by this offering.

New Credit Facility

Upon completion of this offering, we and certain of our subsidiaries will enter into a new $750 million senior secured credit facility. Our new credit facility will include a credit agreement with a syndicate of financial institutions, including Citigroup Global Markets Inc., one of its affiliates and CIBC, providing for a $100 million senior secured revolving credit facility (to be reduced to $50 million upon the earlier of the completion of the legal reorganization of a portion of our international operations and the date that is 364 days from the closing date) and a term loan in a total principal amount of $650 million. Our new credit facility will be secured by substantially all of our assets and the assets of most of our subsidiaries that are guarantors under the existing facility in all cases subject to legal and tax considerations and requirements. Borrowings under the revolving credit facility and term loan facility will bear interest, at our option, at either (a) LIBOR plus the applicable margin or (b) the Euribor rate plus the applicable margin, in each case in addition to certain other mandatory costs associated with syndication in the European markets. The applicable margin for LIBOR and Euribor loans will be 2.25%, provided that the applicable margin with respect to revolving loans may be reduced to 2.00% or 1.75% based on a leverage test set forth in the new credit agreement. After the completion of the offering, we intend to enter into interest rate swap agreements that we expect will, based on current market rates for such agreements, effectively fix the interest rate on approximately 85% of the term loan for 3 years at a weighted average rate of 5.92%, although the rate is subject to change until we have entered into such agreements. The interest rate on the revolving credit facility and the portion of the term loan not effectively fixed by such interest rate swap contracts, based on the 90-day LIBOR rate, would have been 5.37% as of March 31, 2005. We estimate that a 1% change in the LIBOR rate will increase our interest expense by approximately $1 million on an annual basis during the 3 years during which we expect will be covered by the interest rate swap agreements. In addition, the new credit facility will contain restrictions on our ability to make dividend payments. The revolving credit facility will have a 6.5 year maturity and the term loan facility will have a 7 year maturity. The new credit facility provides for scheduled principal payments of the term loan of $6.5 million each year, payable in quarterly installments beginning September 30, 2005, with the remaining $606.1 million due on maturity. See “Use of Proceeds” and “Description of Certain Indebtedness—New Credit Facility.”

Our ability to comply in future periods with the financial covenants in our new credit facility will depend on our ongoing financial and operating performance, which in turn will be subject to general economic conditions and to financial, business and other factors, many of which are beyond our control (including currency exchange rates), and will be substantially dependent on the level of demand for our products, our ability to compete effectively and our ability to otherwise successfully implement our overall business strategies, including our ability to realize the benefits of our cost reduction programs.

Contractual Obligations and Commercial Commitments

The following table provides aggregated information about our contractual obligations as of December 31, 2004.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-term debt(1)	$816.8	$45.7	$112.9	$132.2	$526.0
Operating leases	10.2	3.4	3.7	1.9	1.2
Purchase obligations(2)	33.8	18.7	11.0	3.6	0.5
Pension and other postretirement and postemployment obligations	84.4	6.6	14.5	16.0	47.3

Total contractual cash obligations	$945.2	$74.4	$142.1	$153.7	$575.0

(1)	Consists of the principal amount outstanding and excludes the amount of interest payable on such long-term debt as of December 31, 2004. The estimated interest payments on our long-term debt following the offering are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
(2)	Includes obligations with respect to raw materials purchases, repair and maintenance services, utilities and capital expenditures.

After we enter into our new credit facility (and assuming a closing date of March 31, 2005), we expect that the principal amount of our total long-term debt to be approximately $653.9 million, $6.3 million of which will mature in 2005, $9.0 million of which will mature in 2006 and $6.5 million per year from 2007 through 2011 and $606.1 million in 2012.

Material Weaknesses in Internal Controls with Respect to Accounting for Income Taxes

In February 2005, during the conduct of the audit of our consolidated financial statements for the year ended December 31, 2004, our independent auditors identified a matter that they consider to be a “material weakness” in our internal controls with respect to our accounting for income taxes. Our independent auditors advised the audit committee of our board of directors and our management team that deferred taxes had not properly been provided for German federal corporate tax purposes at one of our subsidiaries during the years ended December 31, 2000, 2001, 2002 and 2003, and that such error had not been detected by our internal controls. As a result of this error, the financial statements for each of the effected years were restated. The correction of this error increased our net loss by approximately $1.3 million in 2000, $0.7 million in 2001, $0.5 million in 2002 and $0.9 million in 2003. The Public Company Accounting Oversight Board defines a “material weakness” in internal controls to be “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.”

The material weakness referred to above resulted primarily from the design of our controls related to international tax provision calculations. The design of our internal controls provided for the independent audit of the tax calculations at our international subsidiaries prior to a review of such calculations by our corporate tax department. The deficiency in this design has been corrected and our corporate tax department will now review all tax calculations prior to the initiation of independent audit or review of our financial statements. In addition, we will provide additional tax training to all of our international controllers in May 2005. We also have planned for our corporate tax department to conduct periodic on-site tax reviews of international tax issues with local controllers and external tax advisors beginning in May 2005. We anticipate that these measures will result in the correction of the material weakness referred to above not later than December 31, 2005.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from those estimates. We have formal accounting policies in place including those that address critical and complex accounting areas. Note 2 to the consolidated financial statements included elsewhere in this prospectus describes the significant accounting policies used in preparation of the consolidated financial statements. The most significant areas involving management judgments and estimates are described below.

Revenue Recognition.    Our revenue primarily consists of the sale of paper machine clothing and roll covers. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred; the price is fixed or determinable; the risk of loss and title has passed to the customers; and collectibility is reasonably assured. These criteria are generally met at the time of shipment unless a consignment arrangement exists. Revenue from consignment arrangements is recognized based on product usage indicating sales are complete or as conditions are met. We allow our customers to return defective or damaged products for credit. Our estimate for sales returns is based upon contractual commitments and historical trends and is recorded as a reduction to revenue.

Allowance for Doubtful Accounts.    The allowance for doubtful accounts is maintained at a level considered by management to be adequate to absorb an estimate of probable future losses existing at the balance sheet date. In estimating probable losses, we review accounts that are past due, non-performing or in bankruptcy. We also use general information regarding industry trends, the general economic environment and information gathered through our network of field-based employees. We arrive at an estimated loss for specific accounts based on historical trends. This process is based on estimates, and ultimate losses may differ from those estimates. Uncollectible receivable balances are written off when we determine that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received.

Inventories.    We value our inventories for financial reporting purposes at the lower of cost or market value. Raw materials are valued on a weighted average basis. In addition to the raw material component of our work in process and finished goods, we specifically identify and value labor and overhead components based on actual inputs to production. We record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. A significant decline in demand for our products as compared to forecasted amounts may result in the recording of additional provisions for excess inventory in the future.

Property and Equipment.    The property and equipment we acquire in connection with acquisitions is recorded at fair market value as of the acquisition date. All subsequent additions are recorded at cost. We estimate useful lives of our property and equipment, and depreciate the cost on a straight line basis over these estimated lives. Thus, the depreciation expense is based on estimates, and the ultimate useful lives may be different from these estimates. The estimated useful lives are as follows:

Asset	Years
Buildings	50
Machinery and equipment– Heavy	16-25
– General	13-15
– Light	6-12
– Molds, tools, office and computers	2-5

Impairment of Long-Lived Assets.    We review our long-lived assets for impairment when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Our policy is to evaluate long-lived assets for impairment at a plant level for each operating unit. If actual market conditions are less favorable than management’s projections, future write-offs may be necessary.

Goodwill.    Subsequent to June 30, 2001, we account for acquired goodwill and intangible assets in accordance with SFAS No. 141, Business Combinations (“SFAS No. 141”). Prior to July 1, 2001, we accounted for acquired goodwill and intangible assets in accordance with APB No. 16, Business Combinations (“APB No. 16”). As a result, goodwill and other indefinite lived assets are not amortized effective as of January 1, 2002. Purchase accounting required by SFAS No. 141 and APB No. 16 involves judgment with respect to the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill. We believe that the estimates that we have used to record prior acquisitions are reasonable and in accordance with SFAS No. 141 and APB No. 16.

Impairment of Goodwill and Indefinite-Lived Intangible Assets.    On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). As a result, we account for acquired goodwill and goodwill impairment in accordance with SFAS No. 142. This pronouncement requires considerable judgment in the valuation of acquired goodwill and the ongoing evaluation of goodwill impairment. We utilize a discounted cash flow approach in order to value our operating segments required to be tested for impairment by SFAS No. 142, which requires that we forecast future cash flows of the operating segments and discount the cash flow stream based upon a weighted average cost of capital that is derived from comparable companies within similar industries. The discounted cash flow calculations also include a terminal value calculation that is based upon an expected long term growth rate for the applicable operating segment. We believe that procedures we use for applying the discounted cash flow methodology, including the estimates of future cash flows, the weighted average cost of capital and the long-term growth rate, are reasonable and consistent with market conditions at the time of the valuation. We have evaluated the carrying value of segment goodwill and determined that no impairment existed at either the date of adoption of the standard, January 1, 2002, or as of its annual evaluation date as of December 31, 2004. Accordingly, no adjustments were required to be recorded in our consolidated financial statements as a result of adopting SFAS No. 142 or as a result of its annual evaluation as of December 31, 2004.

Contingencies.    We are subject to various claims and contingencies associated with lawsuits, insurance, tax, environmental and other issues arising out of the normal course of business. Our consolidated financial statements reflect the treatment of claims and contingencies based on management’s view of the expected outcome. We consult with legal counsel on those issues related to litigation with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, we accrue a liability in accordance with SFAS No. 5, “Accounting for Contingencies.” While we believe that the current level of reserves is adequate, the adequacy of these reserves may change in the future due to new developments in particular matters.

Income Taxes.    We utilize the asset and liability method for accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. (“SFAS No. 109”) Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

We have recognized a net deferred tax liability of $37.5 million and $34.4 million at December 31, 2004 and 2003, respectively. The deferred tax liabilities relate principally to net operating losses, pension and post-retirement benefits and differences between the book and tax basis of property and equipment.

We reduce our deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Relevant evidence, both positive and negative, is considered in determining the need for a valuation allowance. Information evaluated includes our financial position and results of operations for the current and preceding years as well as an evaluation of currently available information about future years. In light of our accumulated loss position in certain tax jurisdictions at December 31, 2004, and the uncertainty of profitability in future periods, we recorded valuation allowances for deferred tax assets primarily related to net operating loss carryforwards in the United States, Luxembourg and Sweden.

Undistributed earnings of our non-Luxembourg subsidiaries amounted to approximately $127.4 million and $98.5 million at December 31, 2004 and 2003, respectively. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for Luxembourg income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both Luxembourg income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign jurisdictions. Determination of the amount of unrecognized deferred Luxembourg income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the liability.

In addition, we operate within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and may cover multiple years. In our opinion, adequate provisions for income taxes have been made for all years subject to audit.

Derivatives and Hedging Activities.    We have entered into several different types of derivative instruments. Certain of these instruments are treated as hedges under SFAS No. 133 and include interest rate swaps and caps that qualify as cash flow hedges and foreign currency forward contracts that qualify as either cash flow or fair value hedges. We enter into derivative financial arrangements to hedge a variety of risk exposures, including interest rate risks associated with long-term debt. In accordance with SFAS No. 133, we record the fair value of these instruments within the consolidated balance sheet. Gains and losses from derivative financial instruments are largely offset by gains and losses on the underlying transactions. While we intend to continue to meet the conditions for hedge accounting, if hedges were not to be highly effective in offsetting cash flows attributable to the hedged risk, the changes in the fair value of the derivatives used as hedges could have a material effect on our consolidated financial statements.

Estimates Used Related to Restructuring.    In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”), which addresses financial and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (“EITF No. 94-3”). The principal difference between SFAS No. 146 and EITF No. 94-3 relates to the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, while EITF No. 94-3 required that the liability be recognized at the date of an entity’s commitment to an exit plan. We adopted SFAS No. 146 in the fourth quarter of 2002, and we are required to apply SFAS No. 146 prospectively. All restructuring activities that were committed to prior to the adoption of SFAS No. 146 continue to be accounted for in accordance with EITF No. 94-3.

We have engaged in a number of restructuring activities over the last several years, which required our management to utilize significant estimates related to realizable values of assets that were made redundant or obsolete and expenses for severance and other employee separation costs, lease cancellation and other exit costs. This process is complex and involves periodic reassessments of estimates made at the time the original decisions were made. We continue to evaluate the adequacy of the remaining liabilities under these restructuring initiatives. As we continue to evaluate the business, there may be changes in estimates to amounts previously recorded as actions progress and are completed.

Pension and Other Post-Retirement Benefits.    The determination of the obligation and expense for pension and other post-retirement benefits is dependent on the selection of certain actuarial assumptions used in calculating such amounts. These assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. These assumptions are reviewed and updated annually based on relevant external and internal factors and information.

Stock Based Compensation.    As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, we have elected to follow the provisions of Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, to account for stock-based awards to employees. Under APB No. 25, compensation expense with respect to such awards is not recognized, if on the date the awards were granted, the exercise price equaled the market value of the common shares.

SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected not to adopt the fair-value recognition provisions as provided for in SFAS No. 123, but to continue to apply APB No. 25, and related interpretations in accounting for its stock-based compensation plans. As a result we have adopted the disclosure-only provisions of SFAS No. 148.

SFAS No. 123 requires the measurement of the fair value of the employee stock-based awards to be included in the consolidated statements of operations or disclosed in the notes to the consolidated financial statements. We have determined that we will account for stock-based compensation granted to employees under APB No. 25, and will elect the disclosure-only alternative under SFAS No. 123. In determining the pro forma compensation expense, we are following paragraph 28 of SFAS 123, which allows us to determine our best estimate of how many options are expected to vest. We use the Black-Scholes option pricing model to determine the pro forma compensation. It requires the use of judgment in the selection of the inputs to the model.

New Accounting Standards

In May 2004, FASB issued Staff Position No. 106-2 (“FSP 106-2”), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”) which supersedes FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicate Prescription Drug, Improvement and Modernization Act of 2003”, which was issued in December 2003. We elected the one-time deferral allowed under FSP 106-1 and as a result any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the previous financial statements or accompanying notes do not reflect the effects of the Act on postretirement health care benefit plans. FSP 106-2 provides authoritative guidance on the accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP 106-2 which was effective for our third quarter of 2004. Based on a preliminary analysis of the Act, we have formed a preliminary conclusion that our retiree medical plans provide benefits that are at least actuarially equivalent to Medicare Part D. We believe that the Act will reduce, based on a September 30, 2004 transition measurement date, our accrued postretirement benefit obligation by approximately $3 million and reduce our annual net periodic benefit cost by approximately $0.5 million. However, detailed final regulations necessary to implement the Act have not been issued, including those that would specify the manner in which actuarial equivalency must be determined, the evidence required to demonstrate actuarial equivalency, and the documentation requirements necessary to be entitled to the subsidy. Since final regulations have not been issued, our preliminary conclusion is subject to change.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage, requiring these items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this accounting principle is not expected to have a significant impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (Revised 2004). This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company’s equity instruments or liabilities that are based on the fair value of our equity securities or may be settled by the issuance of these securities. SFAS No. 123R eliminates the ability to account for share-based compensation using APB No. 25 and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement are effective for financial statements issued for fiscal periods beginning after June 15, 2005. With respect to stock options and restricted stock outstanding on December 31, 2004, the adoption of this accounting principle is not expected to have a significant impact on our financial position or results of operations because vesting of such stock options and restricted stock occurs only upon a change of control. All such options and restricted stock will vest in connection with the Pending Transaction (see Note 17 to the consolidated financial statements included elsewhere in this prospectus) at which time we will measure and record compensation expense based on the then current fair value of the options and restricted stock. As both the stock options and restricted stock only vest under a change in control, there is currently no difference in compensation expense charged to the consolidated statements of operations under the two methods thus the proforma net loss under SFAS No. 123 and the reported net loss are identical. The full impact that the adoption of this statement will have on our financial position and results of operations in future periods will be determined by share-based payments granted in future periods.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Hedging.    We have foreign currency cash flow and earnings exposure with respect to specific sale transactions denominated in currencies other than the functional currency of the unit incurring the costs associated with such transactions. To mitigate the risks related to this exposure, we utilize forward currency contracts in certain circumstances, other than in South America, to lock in exchange rates with the objective that the gain or loss on the forward contracts will approximate the loss or gain on the transaction or transactions being hedged. We determine whether to enter into hedging arrangements based upon the size of the underlying transaction or transactions, an assessment of the risk of adverse movements in the applicable currencies and the availability of a cost-effective hedging strategy. To the extent we do not engage in hedging or such hedging is not effective, changes in the relative value of currencies can affect our profitability.

As of December 31, 2004, we had open foreign currency exchange contracts maturing through December, 2005 with total net notional amounts of $26.1 million. At December 31, 2004, we prepared an analysis to determine the sensitivity of our forward foreign exchange contracts to changes in exchange rates. A hypothetical adverse exchange rate movement of 10% against our forward foreign exchange contracts would have resulted in a potential net loss in fair value of these contracts of approximately $2.6 million. All such losses on these forward foreign exchange contracts would be substantially offset by gains on the underlying transactions that we had hedged.

In South America, substantially all of our sales are denominated in US Dollars, but the associated costs are recorded in the local currencies of the operating units. We do not hedge this US Dollar exposure as it would generally not be cost effective due to the relatively inefficient foreign exchange markets for local currencies in that region.

In addition, we have non-hedged currency exposure on certain indebtedness attributable to the fact that certain indebtedness of our U.S. subsidiaries whose functional currency is the US Dollar is denominated in Euros and that certain indebtedness at our foreign subsidiaries whose functional currency is denominated in Euros is denominated in US Dollars. As of December 31, 2004, we had Euro 95.7 million of senior debt outstanding on the books of U.S. subsidiaries and $80.4 million of debt under our mezzanine credit facility recorded on the books of a Euro-based subsidiary. A hypothetical 10% adverse change in the exchange rate of the US Dollar versus the Euro could result in foreign exchange losses of approximately $4.9 million and a hypothetical 10% adverse change in the exchange rate of the Euro versus the US Dollar could result in foreign exchange gain of approximately $4.9 million.

Interest Rate Hedging.    Our existing senior credit facility requires us to hedge the variable interest rate on a portion of the outstanding senior debt to effectively convert such debt to fixed-rate debt. We are required to enter into hedging transactions such that no less than two-thirds of the aggregate principal amount of the term loans outstanding thereunder are effectively fixed rate debt until December 31, 2005.

At December 31, 2004, we had interest rate swaps with notional amounts of approximately $581.3 million. These swaps provide for us to pay fixed rates of 2.87%-2.93%, 2.49%-2.75% and 4.120% on Eurodollar, US Dollar and Canadian Dollar notional amounts, respectively, while receiving the applicable floating LIBOR rates from the counter-parties. At December 31, 2004, approximately 84.5% of the floating rate indebtedness outstanding under our senior credit facility and Euro-denominated mezzanine credit facility were subject to these fixed interest rate swap contracts.

In addition to the above interest rate swaps, interest on the US Dollar-denominated portion of the mezzanine debt has a fixed rate. As a result, approximately 86.2% of our total debt has an actual or effective fixed interest rate as of December 31, 2004. With respect to our floating rate debt, interest rate changes generally do not affect the market value, but, if the floating rates have not been effectively converted to fixed rates through interest rates swaps, they do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant.

We will use the proceeds from this offering, together with borrowings under the new credit facility, to repay all outstanding borrowings under our existing senior and mezzanine credit facilities and our interest rate swap and swaption contracts will be terminated.

Industry Overview

General

The primary driver of demand for consumable products used on paper-making machines is the volume of paper production. According to the Food and Agriculture Organization of the United Nations, the volume of global production of paper products grew at a compound annual growth rate of approximately 2.9% from 1980 to 2003. Over this same period, according to the International Monetary Fund, the average annual rate of global economic growth was 3.3%. Consistent, global economic growth over the long term has helped support the stable growth in demand for paper because economic growth tends to increase demands for many types of paper products, including packaging, newsprint, tissue and office paper. Other factors that have contributed to the growth in paper demand have included the effects of higher literacy rates, growth in population, greater industrialization throughout the world and expanded use of computer and other electronic equipment, which has substantially increased the amount of documentation that is created and printed.

Not only has paper production increased over the past decades, but also there has been a shift to more highly differentiated paper products, which require more technologically advanced consumable products. For example, the success of advanced printing techniques, including those using multiple colors and high resolution images, depends in part on the use of specialized paper products. We believe that only the larger, well capitalized consumable producers are able to make the investments in research and development and manufacturing technologies required to develop these next generation products to serve the paper producers’ changing requirements in the long term.

Clothing and roll covers are critical components in all of the estimated 7,700 paper-making machines globally. Although clothing and roll covers represent only approximately 3%, on average, of a paper producer’s manufacturing costs, they can help paper producers improve paper quality, differentiate their paper products and operate paper-making machines more efficiently and reduce production costs. Both clothing and roll covers are designed to withstand exposure to the extreme temperature, chemical and pressure conditions of the paper-making process and are tailored to fit the specific needs of an individual paper-making machine, process and type of paper produced. We have found that, in certain cases our products and services provide paper producers with cost savings that substantially offset the costs of such products and services.

Clothing and roll covers are consumable by nature and must be replaced regularly, as worn products can negatively impact the cost and quality of the paper produced. Paper producers are continually looking for process improvements, but often believe that the risks to production and quality associated with changing suppliers, without a carefully managed process, outweigh the potential benefits of change. Our experience is that paper producers will generally only consider changing suppliers if the new supplier is a known entity and has a verifiable track record of delivering technologically superior products that provide an advantage over the current product in use.

Global Paper Production

During the period from 1980 to 2003, paper production grew at compound annual growth rate of approximately 2.9% increasing on a year-to-year basis for 21 of the 23 years. Paper production declined only in 1982 and 2001 from the prior year (down 2.1% and 1.0%, respectively), but in both 1983 and 2002 production recovered to levels higher than the previous peak.

Sources:	Paper and paperboard production sourced from United Nations Food and Agriculture Organization; world real GDP growth sourced from International Monetary Fund, World Economic Outlook Database, April 2004.

Notes

1.	World real GDP indexed to 1980 paper and paperboard production.

Regional Paper Production and Consumption

According to Resource Information Systems, Inc., in 2003 approximately 30% of global paper production occurred in North America and 27% occurred in Western Europe. In contrast, paper production in the emerging markets of Eastern Europe, China and Latin America represented 4%, 13% and 5%, respectively, of global paper production in 2003. Nevertheless, in recent years, the rate of growth in paper production has been higher in the emerging markets of Eastern Europe, China, and Latin America, which experienced compound annual growth rates of approximately 4.2%, 8.6%, and 3.8%, respectively, from 1993-2003, than in the more mature markets of North America and Western Europe, which experienced compound annual growth rates of approximately 0.6% and 3.0%, respectively, over the same period. Although paper production in China and certain other regions is growing at a higher compound annual growth rate than in North America, such growth is not expected to significantly increase the percentage of global paper production attributed to these regions in the next five years. Resource Information Systems, Inc. estimates that, in 2009, approximately 26% of global paper production will occur in North America, 26% in Western Europe, 5% in Eastern Europe, 15% in China and 5% in Latin America. The following chart shows Resource Information Systems, Inc.’s forecast increases in paper production by region from 2004 to 2009, in millions of tonnes.

One of the factors driving the higher demand growth in the emerging markets is the significantly lower levels of per capita consumption of paper in these regions versus the more mature economies of North America and Western Europe. In 2001, per capita consumption in Latin America, Eastern Europe, and China were 27.7 kg,

31.9 kg, and 28.4 kg, respectively, versus 179.5 kg in Western Europe and 281.1 kg in North America. We believe that the relatively low levels of paper consumption per capita in these emerging markets offer significant potential for continued growth in demand. This expected growth in demand would result in additional demand for consumables in these regions.

To benefit from the expected continued increase in consumption in these emerging markets, global paper producers are increasing supply into these regions by shipping products from the mature regions as well as through acquisition and development of new manufacturing facilities. Multinational paper producers seeking to obtain consistency in the quality of the paper produced at their various worldwide production facilities value global consumables suppliers who can provide clothing and roll cover products of a consistent high quality to all of their facilities while also providing a high level of regional service.

Paper and Paperboard Cycles

Historically, the structure of the paper industry has been highly fragmented and has exhibited poor discipline in supply management. Producers have generally focused on maximizing production, to reduce fixed costs per ton, rather than producing to meet demand. This practice resulted in producers building inventories of paper when supply exceeded demand and in-turn led to higher volatility in prices as they reduced these inventories. The pricing volatility that resulted from this approach is demonstrated in the following chart which shows the changes in newsprint prices in the Eastern United States over the period from 1980 through 2003. During this time period, newsprint prices have ranged from a low of $434 per tonne in 1992 to a high of $667 per tonne in 1995 and then down to $465 per tonne in 2002.

Sources:	Paper and Paperboard Production sourced from United Nations Food and Agriculture Organization; Newsprint prices sourced from Pulp and Paper Week.

The volatility in paper pricing has contributed to significant swings in the profitability of the paper producers. The juxtaposition of growth in demand with volatility in pricing presents difficulties for paper producers. On the one hand, regular capacity expansion is necessary in order to satisfy the growth in demand. On the other hand, because of the volatility in pricing, paper producers face risks of not realizing sufficient returns from the large capital expenditures necessary to expand capacity through building new plants or installing new machinery.

We believe that one consequence of this dynamic is that paper producers have become increasingly sensitive to the need for supply and demand discipline and receptive to new technologies that can be used on existing paper-making machines to reduce costs and increase output, while maintaining or enhancing product quality. Although paper producers are under pressure in periods of low profitability to postpone scheduled maintenance work and defer the replacement of certain consumable products, the risks of this strategy are significant, and can include off-quality paper products, reduced production rates, higher energy and raw material costs, and increased paper-making machine downtime. Consequently, the demand for consumable products is tied more closely to the relatively stable paper production patterns than to the cyclical nature of paper prices.

Recent Paper Cycle

The most recent cyclical downturn in the paper industry started in 2001. At the same time, a global economic downturn reduced global paper production in 2001 for the first time since 1982. In the period following 2001, prices for paper products decreased, leading to decreased profitability for paper producers.

In anticipation of the downturn that began in 2001, paper producers began in 2000 to take actions that seek to structurally improve the balance between the supply of and demand for paper. As part of these efforts, they have shut down many older and less efficient paper-making machines. As a result, we estimate that there were approximately 350 fewer paper-making machines in operation throughout the world at the end of 2004 than at the end of 1999, a decline of approximately 4%. In North America, we estimate that there were approximately 250 fewer paper-making machines in operation at the end of 2004 than at the end of 1999, a decline of approximately 18%. Although we expect that there may be additional paper-making machine shutdowns in North America, we believe that the majority of the shutdowns are complete and we do not expect any significant further deterioration in 2005 in the size of the North American market for consummable products used on paper-making machines as a result of any such additional shutdowns. Significant consolidation in the paper production industry over the last few years has also improved the ability of producers to better balance supply and demand. This consolidation has given fewer paper producers more capacity, leading to a more rational approach by industry leaders to the management of supply.

Changes in industry structure and capacity rationalization, along with a global economy that began to recover in 2002, have brought the global supply and demand more in balance. Since the decline in 2001, global paper production increased year over year in 2002 and 2003 by 1.4% and 0.3% respectively, according to the Food and Agriculture Organization of the United Nations. In early 2004, paper producers began to increase prices of several grades of paper in North America. For example, prices for uncoated freesheet in North America increased 27.0% between January 1, 2004 and December 31, 2004, from $575 per short ton to $730 per short ton, according to Resource Information Systems, Inc. We believe that the improved trends in the industry along with continued global economic growth should continue to support increased paper production levels and consequently higher spending on consumable products used in the paper-making process. We believe that we are well positioned to take advantage of these trends.

Overview of the Paper-Making Process

Paper-making machines are large, sophisticated machines that operate at speeds ranging from 50 to 7,500 feet per minute. They can be in excess of 460 feet long and produce paper in widths in excess of 30 feet.

The following diagram depicts a generic paper-making machine, which conveys the general process of making paper:

The paper-making process begins in the forming section of the paper-making machine where the paper stock, which is a suspension of cellulose fibers, chemicals and specialty additives with a water content typically above 98%, is deposited on the forming fabric, a moving, continuous woven fabric. Forming fabric is one kind of clothing used on a paper-making machine. Water is drained through the forming fabric leaving a wet fiber mat on the fabric surface. The forming fabric affects the quality of paper produced because it impacts the uniformity of fiber distribution and retention of additives. Forming fabric also significantly influences the cost of production because the amount of moisture removed during the forming stage affects the amount of time the paper sheet must spend in the energy-intensive drying section.

In the press section, the water content of the paper is reduced further by pressing the paper sheet between rotating covered steel rolls while it is transported on press felts, a second kind of clothing. Press felts must be designed to allow maximum water removal, while maintaining paper quality. In addition, proper maintenance of the press rolls, including regular re-covering, is necessary for effective water removal.

The paper sheet then passes through the drying section, where nearly all of the remaining water is removed by evaporation as the paper sheet is passed through a series of heated cylinders. The paper is transported through the drying section by dryer fabric, which is manufactured to be resistant to the high temperatures in the drying section.

In the finishing section, the paper passes through calendaring rolls, which apply controlled pressure to the paper to establish its final thickness. Following calendaring, the paper is cut down in size prior to being wound into large rolls for transport.

Throughout the production process, the paper sheet passes through spreader rolls, which are small-diameter curved rolls used to stretch and smooth the paper to avoid wrinkling.

Increasing Product Performance Requirements

The competition in the paper-making industry has driven paper producers to improve their paper quality in order to differentiate their products in the marketplace, while simultaneously reducing production costs. Because installing a paper-making machine can cost from tens of millions up to hundreds of millions of dollars, paper producers have sought to achieve these improvements using existing paper-making machines. For example, paper producers can increase the capacity of their paper-making machines by increasing the speed at which they run. Increases in paper-making machine speeds create a more demanding environment for paper-making machine consumables, as faster speeds increase the stress on consumable products and drive the need for technological improvements. Increases in the production capacity of a paper-making machine also increase the costs of machine downtime, making the durability of consumables products more important.

Additionally, to satisfy stricter environmental demands, paper producers have increasingly been using raw materials that include recycled pulp. Recycled pulp is of lower quality than virgin pulp, typically including more abrasive fillers and requiring increased performance from the paper-making consumables products. Paper producers are also striving to reduce operating costs by using lower-cost chemicals and additives and reducing energy usage, both of which require more sophisticated paper-making consumable products.

These trends have driven an increased demand for higher-quality, more sophisticated paper-making consumable products. They have also created an opportunity for the larger, better-capitalized consumables manufacturers who have the experience and expertise to continually develop and produce more technologically advanced products.

Business

Overview

We are a leading global manufacturer and supplier of two types of consumable products used primarily in the production of paper—clothing and roll covers. Our products are installed on paper-making machines and play key roles in the process by which raw materials are converted into finished paper. A fundamental characteristic of our products is that they wear down over time in the paper production process and must be regularly replaced. As a result, the primary driver of demand for our products is the volume of global paper production. In addition, the consumable nature of our products positions us to make recurring sales to our customers.

Paper-making machines utilize different processes and have different requirements depending on the design of the machine, the raw materials used, the type of paper being made and the preferences of individual production managers. We employ our broad portfolio of patented and proprietary product and manufacturing technologies, as well as our extensive industry experience, to provide our customers with tailored solutions designed to optimize the performance of their equipment and reduce the costs of their operations. Our products are integral to paper quality and paper-making machine efficiency, adding value to the overall paper-making process. They are the result of a substantial investment in research and development and highly sophisticated manufacturing processes as the products must function effectively under the extreme temperature, chemical and pressure conditions they are subjected to during the paper-making process.

We have an extensive global footprint of 37 manufacturing facilities in 15 countries, strategically located in the major paper-producing regions of North America, Europe, South America and Asia-Pacific, and have approximately 3,900 employees worldwide. We market our products, primarily using our direct sales force, to the paper industry’s leading producers. Our brands are well known and respected in the industry. In 2004 we generated net sales of $586.8 million.

Our clothing products are highly engineered synthetic textile belts that transport paper as it is processed on a paper-making machine. Clothing plays a significant role in the forming, pressing and drying stages of paper production. Our clothing segment represented 65% of our 2004 net sales.

Roll cover products cover the rolls on a paper-making machine, which are the large steel cylinders over which clothing is mounted and between which the paper travels as it is processed. Our roll covers provide a surface with the mechanical properties necessary to process the paper sheet in a cost-effective manner that delivers the sheet qualities desired by the paper producer. We currently use over 500 compounds in our roll cover manufacturing process. Our roll cover segment represented 35% of our 2004 net sales.

Our products are in constant contact with the paper stock during the manufacturing process through which the stock is processed into finished paper. As a result, our products have a significant effect on paper quality and the ability of a paper producer to differentiate its products, two factors which are increasingly important to paper producers. In addition, while clothing and roll covers represent only approximately 3%, on average, of a paper producer’s production costs, they can help a paper producer improve productivity and reduce overall costs. Our clothing and roll covers facilitate the paper producer’s use of less expensive raw materials (including recycled fiber), ability to run paper-making machines faster and with fewer interruptions, and ability to decrease the amount of energy required in the expensive drying portion of the paper-making process. We have found that, in certain cases, our products and services provide paper producers with cost savings that substantially offset the costs of such products and services.

We estimate that there are approximately 7,700 paper-making machines worldwide, all of which require a regular supply of clothing and roll covers. Clothing and roll covers must be replaced regularly to sustain high quality paper output and operate efficiently. Roll covers also require regular refurbishment, a service that we provide to our customers. Paper producers must typically replace clothing multiple times per year, replace roll covers every two to five years and refurbish roll covers several times between each replacement.

Key Strengths

We believe that the following competitive strengths support our leadership position in our key markets and our strong financial performance:

Global Market Leader with Well Known Brands.    We believe that we are the leading global manufacturer and supplier of roll covers with at least one-third of the global market share based on total sales in 2003 (excluding China, where accurate data is not available), and are among the top three global manufacturers of clothing, with approximately a 15% global market share based on total sales in 2003. Our multi-brand strategy facilitates strong brand recognition and loyalty among our customers, leveraging the strength and long-standing operating history of our key businesses and brands.

Technologically Advanced Product Offerings with a Strong Pipeline of Next Generation Products.    We have a reputation for technological innovation in the paper-making industry. We pioneered a number of technologies that have become industry standards. These include, in our clothing business, synthetic forming fabrics (which replaced bronze wire technology), double-layer forming fabrics, laminated press felts and, most recently, triple-layer forming fabrics. In our roll covers business, these include press release roll covers (which replaced the granite products used previously), tissue machine press rolls, coater roll covers and the use of nanotechnology and real time nip impression and nip sensing in our roll covers business. Our portfolio of patented and proprietary product and manufacturing technologies differentiates our product offerings from others in the market and allows us to deliver high value products and services to our customers. We have a strong pipeline of product upgrades and new, next generation product offerings under development. We currently have approximately 200 domestic and foreign patents and approximately 150 pending patent applications. Our patents and patent applications cover approximately 80 different inventions. We currently license certain of our patents or technologies to some of our competitors, which we believe helps further demonstrate our technological leadership in the industry. We believe that the technological sophistication of our products and the capital-intensive nature of our business present significant challenges to any potential new competitors in our field, including those based outside the principal North American and European markets.

Strong Relationships with our Diversified Global Customer Base.    We have a diversified customer base that includes leading paper producers in North America and Europe. We believe that our close working relationships with our key customers, including both at the paper mills and the corporate offices, provide us with significant competitive advantages that allow us to offer tailored product solutions and provide opportunities to expand our share of our customers’ product requirements. Our broad geographic and customer diversification limits our dependence on any one customer, region or grade of paper products.

Improved Cost Structure with Significant Operating Leverage.    In response to dynamics in the paper production market, since 2002 we have initiated several restructuring programs designed to significantly improve our operating efficiency while maintaining our ability to grow. Pursuant to these programs we closed five manufacturing facilities in the United States from 2002 to 2004 (located in Wake Forest, North Carolina; Sandusky, Ohio; Kimberly, Wisconsin; Spartanburg, South Carolina; and Greenville, Tennessee) and in 2005 we expect to close one facility in the United States, the clothing manufacturing portion of one facility in the United Kingdom and a small roll covers manufacturing facility in the United Kingdom. In addition, during the fourth quarter of 2004, we initiated headcount reductions that, when completed in the first half of 2005, will have reduced our worldwide workforce by approximately 2.7%. We believe that our cost structure provides us with significant operating leverage and flexibility as we can expand production in support of sales increases without proportional increases in our costs.

Significant Cash Flow Generation and Financial Flexibility.     We have been able to generate significant cash flow over the past few years because our customers need to regularly replace their clothing and roll covers without regard to paper market conditions and because we have increased our productivity as a result of capital investments and cost reduction programs. Although we must regularly make capital investments to maintain and grow our business, we have the flexibility to defer a portion of our capital spending without having an immediate adverse impact on the safety or condition of our facilities or on our ability to serve our customers. For example, in 2005 we have the flexibility to reduce our capital expenditures by up to approximately 25% without having an adverse effect on our ability to execute our business plan.

Experienced Management Team.    We have a highly experienced management team that has a proven record of increasing productivity, reducing costs, developing and maintaining long-standing customer relationships and effectively positioning us for growth. Our management has successfully implemented operational changes in the past few years enabling us to strengthen our market and competitive position.

Business Strategy

The primary components of our business strategy are:

Focus on Delivering Value to Our Customers.    We continually improve our existing products and introduce innovative new products and services in order to help our customers increase their productivity and reduce their overall costs. Our objective is to deliver value to our customers that substantially offsets the cost of our products. Our strengths in technological innovation and our close working relationships with our customers allow us to be a key ally as they drive to improve profitability and asset utilization.

Enhance Profitability by Increasing Sales of More Technologically Advanced Products.    We have sought to maximize our margins and profitability by focusing our production and marketing efforts on higher value-added, technologically advanced products such as press felts and forming fabrics. Although we intend to continue to offer the full range of product offerings in order to meet our customers’ needs, we will continue to focus our efforts on products and areas that we believe have the potential to yield the highest growth and profitability.

Expand Sales and Profitability by Expanding Our Multi-Product Marketing Strategy.    We believe that paper producers are currently seeking to partner with a smaller number of capable suppliers. In the last twelve months, we initiated a new multi-product sales and marketing effort that leverages our technological expertise, global footprint and strong presence in both the roll cover and clothing product areas to present an integrated package of products and services to our customers. A number of our customers have responded to this effort by awarding us new business and their actions position us well to increase our sales to these customers.

Pursue Disciplined Expansion in High Growth Regions.    In addition to maintaining our leadership position in the more mature paper markets of North America and Western Europe, we expect to continue to expand our presence in the less mature, higher growth regions of South America, Asia, Russia and Eastern Europe. While we expect that overall industry growth will help support our business objectives, and that the North American and Western European markets will continue to represent a substantial majority of our business, the less mature paper markets represent a significant growth opportunity. We believe that we are well-positioned to capitalize on the expected growth in these markets due to our global market leadership, technological innovation and key relationships with leading paper producers in such markets.

Continue to Reduce Costs through Productivity Improvements.    We have a successful record of improving our productivity through cost reduction programs and other productivity initiatives. Our management team has successfully identified and pursued a number of cost-savings opportunities throughout our global manufacturing and operational base, and we believe that we have the potential to further improve productivity and reduce costs.

Selectively Pursue Strategic Acquisitions and Other Growth Opportunities.    We will continue to selectively pursue strategic acquisitions, partnerships or alliances that we believe have the potential to expand our product offerings and improve our competitiveness. We believe that our global footprint and strong customer relationships position us well to identify, evaluate and selectively pursue growth-enhancing acquisitions in related product areas and markets on a global basis. We believe that we can successfully leverage our existing customer relationships, reputation for quality and service, leading technological capabilities and proven acquisition experience to expand into complementary products and services, as well as further build upon our existing businesses. There are a number of other consumable products used in the paper manufacturing process, including doctor blades, pulp screens, refiner plates and other similar products, which we believe could enhance our current product portfolio and allow us to provide a greater number of our customers’ product and service requirements. In addition, we believe that we have opportunities to grow our existing businesses through new product innovations, selective investments in new production equipment or facilities and other initiatives.

Products

We operate through two principal business segments, clothing and roll covers. Our clothing segment products include various types of clothing used on paper-making machines and, to a limited extent, used in other industrial applications. Through our roll covers segment, we manufacture various types of roll covers, refurbish previously installed roll covers, provide mechanical services for the internal mechanisms of rolls used on paper-making machines and manufacture spreader rolls. For a presentation of financial information about our clothing and roll covers segments, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 16 to the accompanying audited consolidated financial statements.

Clothing Segment Products

Our clothing segment products are large, highly engineered synthetic textile belts that transport paper as it is processed on a paper-making machine from paper stock into finished paper. Because all paper-making machines have different physical configurations and operating parameters, clothing products must be tailored to each machine. Clothing generally ranges in size from approximately 3 feet to over 30 feet wide and 24 feet to more than 460 feet long and operates on paper-making machines that run at speeds up to 7,500 feet per minute. We typically sell clothing products for between $13,000 and $45,000 per unit, although we sell some of our most sophisticated forming fabrics for up to $200,000 per unit.

We manufacture the three general types of clothing products used on paper-making machines—forming fabrics, press felts and dryer fabrics—each of which is located in a different section of a machine. Forming fabrics and press felts are typically replaced multiple times a year, but replacement frequency varies significantly by the grade of paper being produced, the manner in which the paper-making machine is operated and the quality of raw materials used in the paper stock. Dryer fabrics are replaced less frequently, with replacement typically taking place no more than once per year.

Forming fabrics.    Forming fabrics are used at the head of paper-making machines, where highly diluted paper stock is deposited on the forming fabric while the fabric is traveling at a very high speed. Forming fabrics allow water to drain from the paper stock, which creates an initial wet sheet. Forming fabrics must be porous enough to allow water to drain evenly but tight enough to retain and align the fiber and other materials that form the sheet of paper. They must also be strong enough to withstand high mechanical stresses. Forming fabrics are custom- manufactured in single, double, and triple layer designs in a variety of meshes to suit particular machines and paper grades. Customers are increasingly demanding the higher-priced triple layer designs that remove more moisture and produce higher quality paper. In 2004, forming fabrics accounted for approximately 46% of net sales in our clothing segment.

Press felts.    Press felts are used to carry the paper sheet through a series of press rolls that mechanically press water from the sheet under high pressure. Press felts are designed to maximize water removal, which reduces the amount of water that must be removed during the expensive energy-intensive drying section of the production process. Press felts must maximize water removal while maintaining the orientation of the fibers and the consistency of the thickness of the paper, without removing chemicals or fillers from the paper.

Press felts differ from forming fabrics and dryer fabrics due to the addition of several layers of staple fiber that are needled into the fabric base. The staple fiber provides a smooth surface to meet the wet sheet of paper and creates a wicking effect to remove water from the paper sheet as it is pressed under high pressure between press rolls. Press felts are manufactured in a variety of designs, including lightweight single layer felts, multi-layer laminated endless felts and seamed felts that allow for reduced installation times. In 2004, press felts accounted for approximately 35% of net sales in our clothing segment.

Dryer fabrics.    Dryer fabrics are used to transport the paper sheet through the drying section of paper-making machines, where high temperatures from large, steam-heated dryer cylinders evaporate the remaining moisture from the paper sheet. Dryer fabrics, which are less technically advanced than forming fabrics or press felts, are woven from heat-resistant yarns with a coarser mesh than forming fabrics. In 2004, dryer fabrics accounted for approximately 7% of net sales in our clothing segment.

Industrials and Other.    We also manufacture other types of clothing used in other industrial applications, such as steel, plastics, leather and textiles manufacturing. In 2004, sales for such industrial applications accounted for 10% of net sales in our clothing segment. We also manufacture dewatering devices and auto-joining equipment used on paper-making machines, which accounted for approximately 2% of our net sales in 2004.

New Clothing Products.    In recent years, we have focused our research and development efforts on higher-value-added, technologically advanced products, such as forming fabrics and press felts, which offer paper producers the greatest potential for differentiating their products through quality improvements and for increasing their operating efficiency. Our research and development efforts have resulted in several innovative new forming fabric and press felt products, including a number of high performance products, such as triple layer forming fabrics, that we expect paper producers to purchase and use on high performance paper-making machines. In addition, we have developed new clothing products aimed at segments of the paper-making process that we have not historically served, such as the growing market for shoe press belts and other clothing products designed for use in the technologically-advanced press section of a paper-making machine.

Roll Covers Segment Products and Services

In our roll covers segment, the majority of our sales are generated through the manufacture of roll covers. We also refurbish previously installed roll covers, provide general mechanical maintenance and repair services for the internal mechanisms of rolls and manufacture spreader rolls.

Roll covers.    We manufacture, refurbish and replace covers for three kinds of rolls on paper-making machines: working rolls (including vacuum rolls and press rolls), calendar rolls and coater rolls. There are approximately 200 such rolls in a typical paper-making machine. These metal rolls, which can be up to 39 feet long, 5 feet in diameter and weigh 500 to 140,000 pounds, are covered with an exterior layer of rubber, polyurethane, composite or ceramic, each of which is designed for use in a particular phase of the paper-making process. Roll covers operate in temperatures up to 500 degrees Fahrenheit, under pressures up to 1,400 pounds per square inch and at speeds up to 7,500 feet per minute. Roll covers are typically replaced every two to five years. In most cases, roll re-covering is performed by the previous supplier of the roll cover.

Roll cover replacement is performed at the supplier’s manufacturing facility, which necessitates removing the roll from the paper-making machine, transporting it to the supplier’s site and using a spare in the interim. In general, each roll on a paper-making machine is unique due to its dimensions, specific design and cover material, and therefore not interchangeable with other rolls. Because of their large size, paper producers generally maintain only one spare roll for each position on a paper-making machine. It is important that the roll cover replacement be completed quickly, because a malfunction of the spare roll could render the paper-making machine inoperable.

Due to the large size and weight of a roll, the transportation to and from a supplier’s site can be costly and is often subject to regulations on road use that restrict available routes and times of travel, and that may require safety escorts. Round-trip transcontinental travel can take several weeks and intercontinental travel is rare. We offer an extensive network of manufacturing facilities worldwide, often in close proximity to our customers, which we believe is a significant competitive advantage.

We typically sell roll covers for between $5,000 per roll (e.g., for a small installed rubber roll cover) and $300,000 per roll (e.g., for a large installed polyurethane cover). Sales of roll covers accounted for approximately 65% of our total sales in our roll covers segment in 2004.

Roll Cover Refurbishment Services and Mechanical Services.    Roll covers are typically refurbished several times over the two to five years they are in service before needing to be replaced. Refurbishment typically includes the regrinding of the roll cover to standard specifications and inspecting the bearings and other mechanical components of the roll. As with roll cover replacement, refurbishment is performed at the supplier’s manufacturing facility. Similar to the paper producer’s selection of a roll cover supplier, the selection of a refurbishment provider is influenced by the time and expense of transporting a roll cover. We believe our extensive network of manufacturing facilities worldwide is a significant competitive advantage. Refurbishment services typically cost between $1,000 for minor roll repairs and $50,000 for a complete overhaul on certain press rolls.

We offer a wide range of mechanical maintenance and repair services for the internal mechanisms of rolls. Paper producers are increasingly finding it economical to have the company that refurbishes or replaces a roll cover also perform work on the internal roll mechanisms at the same time, which avoids having multiple suppliers and incurring additional transportation charges. We began performing such services to meet the demands of our customers and attempt to gain a competitive advantage. We provide major mechanical services at ten locations and we are expanding to additional locations. Roll cover refurbishment services and mechanical services accounted for approximately 12% of our total sales in our roll covers segment in 2004.

Spreader rolls.    We manufacture and repair spreader rolls, which are small-diameter curved rolls used throughout a paper-making machine to stretch, smooth and remove wrinkles from the paper and clothing. There are approximately five to seven spreader rolls in a typical paper-making machine. We typically sell spreader rolls for between $50,000 and $100,000 per roll. We also rebuild and overhaul existing spreader rolls, typically for between $5,000 and $50,000 per roll. Sales of spreader rolls and related services accounted for approximately 23% of our total sales in our roll covers segment in 2004.

In 2004, net sales to the paper-making industry accounted for approximately 90% of our total sales in our roll covers segment. Paper producers accounted for approximately 76% of net sales, and paper-making machine manufacturers accounted for approximately 14% of net sales. Sales for use in other industrial applications, including steel, plastics, leather and textiles manufacturing, accounted for the remaining 10% of our net sales in our roll covers segment.

New Roll Products.    We have introduced a number of innovations to our roll cover and spreader roll products in recent years, including composite calendar roll covers that use nanoparticle technology to improve roll cover durability and paper gloss, as well as covers that use an improved polyurethane to increase abrasion and moisture resistance as well as responsiveness and stability.

Customers

We supply leading paper producers worldwide. We also supply clothing products to the two major paper-making machine manufacturers, Voith AG and Metso Corporation. In 2004, our top ten customers accounted for 26% of net sales, and individually, no customer accounted for more than 6% of net sales. In 2004, 38% of our net sales were in North America, 37% were in Europe, 9% were in South America and 14% were in Asia-Pacific. In 2004, our top ten customers were as follows:

Abitibi-Consolidated, Inc.	Norske Skogindustrier ASA
Asia Pulp & Paper Co. Ltd.	SCA (Svenska Cellulosa AB)
Georgia-Pacific Corporation	Smurfit-Stone Container Corporation
International Paper Company	Stora Enso Oyj
MeadWestvaco Corporation	UPM-Kymmene Corporation

Sales and Marketing

We have an established sales and marketing team covering all major sectors of the global market. We primarily market our products using our direct sales force. Our sales and marketing professionals are organized by business segment. In the clothing segment, our sales and marketing organization comprised 314 employees, including 141 sales representatives and 57 technical sales and application/service engineers, and over 100 independent sales agents as of December 31, 2004. In the roll covers segment, our sales and marketing organization comprised 123 employees, including in total 69 technical sales and application/sales engineers, and nearly 50 independent sales agents as of December 31, 2004.

In both segments, our sales and marketing professionals have many years of sales experience, extensive knowledge of the paper-making process and long-standing relationships with paper producers at both the corporate and individual mill levels. Because of their experience and knowledge, our sales and marketing professionals are able to provide engineering and technical services that many paper producers have increasingly come to expect from their suppliers. Many customers view our employees as an integral part of their internal engineering team. We work closely with our customers to enable them to use the technological advantages of our products to achieve cost savings and quality improvements.

In the last twelve months, we initiated a new multi-product sales and marketing effort that leverages our technological expertise, global footprint and strong presence in both the roll cover and clothing product areas to present an integrated package of products and services to our customers. A number of our customers have responded to this effort by awarding us new business and their actions position us well to increase our sales to these customers in future periods.

We market our products through the following industry-recognized brands:

Brand	Product Category	Geographic Region

Huyck	Clothing	Worldwide other than North America
Wangner	Clothing	Worldwide other than North America
Weavexx	Clothing	North America
Stowe Woodward	Roll Covers	Worldwide
Mount Hope	Spreader Rolls	Worldwide
Robec	Spreader Rolls	Europe

Competition

Our largest competitors are Albany International Corporation (a publicly-owned U.S. company), which supplies clothing products, Voith AG (a privately-owned German company), which supplies both clothing and roll products, Metso Corporation (a publicly-owned Finnish company), which supplies roll products, and AstenJohnson, Inc. (a privately-owned U.S. company), which supplies clothing products. We also face competition from smaller regional suppliers. Voith and Metso are the leading manufacturers of paper-making machines and entered the roll covers market in the last five years through acquisitions. While we no longer make significant sales of roll covers to Voith or Metso, their entrance into the market has not had a significant impact on our sales in the replacement roll covers market.

We compete primarily based on the value and price of our products. Competition with respect to both clothing and roll covers, particularly as it relates to our technologically advanced forming fabrics, press felts and roll covers, is based primarily on the value that the products deliver to the paper producer through the ability of such products to reduce production costs and improve paper quality.

Our sales and marketing professionals commonly identify cost-savings opportunities for our customers that our products create, such as the ability of our clothing products to reduce energy costs and allow a paper-making machine to run faster and more efficiently, and the ability of our clothing and roll cover products to permit the use of less expensive, lower quality raw materials without sacrificing paper quality. In several instances, individual paper mills have realized significant annual savings as a result of product and process recommendations made by our team. We have found that, in certain cases, our products and services provide paper producers with cost savings that substantially offset the costs of such products and services.

Our continuing ability to deliver value depends on developing product innovations. As we create new and improved products we often obtain patent protection for our innovations, which is indicative of our technical capabilities and creativity. Although we do not consider any single patent to be material to our business, we believe that, in the aggregate, our patents and other intellectual property provide us with a competitive advantage. We currently have approximately 200 domestic and foreign patents outstanding and approximately 150 pending patent applications. Our patents and patent applications cover approximately 80 different inventions. Some of our competitors license our technology from us in exchange for royalty payments, although such licensing does not represent a material amount of our business.

Competition in the clothing and roll covers market is also based on a supplier’s ability to deliver engineering and technical services. Many paper producers have been reducing their in-house engineering and technical staff and increasingly expect their suppliers to provide such services. While smaller suppliers often lack the resources necessary to invest in and provide this level of engineering and technical service, we have made investments in order to provide the following services to the paper producers: specialist advice and resident engineers, installation support, on-call “trouble-shooting” and performance monitoring and analysis of paper-making machines.

In the roll covers market, competition is also based on a supplier’s proximity to the paper producer’s facilities, which affects the transportation time and expense associated with refurbishing or replacing a roll cover, and on the supplier’s ability to provide mechanical services to a roll’s internal mechanisms while the roll cover is being refurbished or replaced. We offer an extensive network of facilities throughout the world and provide mechanical services at ten locations. We are expanding these services to additional locations due to increased customer demand.

Production

Clothing Production Process

The following diagram represents the clothing production process.

The clothing production process begins with the spinning of synthetic fiber threads to produce yarn, which is then twisted in preparation for the manufacturing of clothing. Yarn, which is sometimes purchased as a raw material, is then wound on large spools prior to installation on the loom. The yarn is drawn through needles in preparation for weaving.

With the yarn prepared for weaving, a weave pattern can be installed in the loom controller. The nature of the weave pattern is critical to how the clothing performs in the paper-making process. The yarn is then woven to the desired length. Technological advancements have resulted in weaving becoming an almost entirely automated process. Following weaving, the two ends are permanently joined to form a continuous loop of clothing. Although significant automation has occurred in the joining process, it remains the most labor intensive of the clothing production process.

Press felts then undergo a process that is not necessary for forming and dryer fabrics. An additional layer of fibers is added to the outside surface with the use of an advanced needling machine, such that a very smooth felt surface is created.

All clothing then undergoes heat setting and chemical treating. Heat setting tightens the clothing giving it the necessary mechanical properties for the paper-making process. Finally, the clothing is meticulously inspected prior to being shipped to the customer.

Roll Cover Production Process

The following diagram represents the roll covering production process.

The covering on the rolls used in the paper-making process wear over time and must be periodically replaced for the roll to function properly. Rolls are removed from the paper-making machine and taken to an offsite facility for re-covering. During this time, a spare roll is placed in the machine to enable continuous operations.

The first step of the roll covering process is the removal of the old cover. A lathe and belt grinder are used to remove the old cover, exposing the roll shell. The shell is cleaned with a pressure washer and blasted with solid particles to increase the shell’s surface area for bonding of the new cover. Following the blasting process, the shell is ready to be re-covered.

The shell is then coated with proprietary bonding agents that affix the new roll cover to the shell. Each type of cover material is applied with a different process. Rubber and composite covers are extruded in a slow spinning lathe. Polyurethane covers are typically cast on the core using a mold, and ceramic covering is expelled onto the shell at high pressure.

Following application of the core material, the cover undergoes a curing process. Rubber covers are cured for 12 to 28 hours in vulcanizers under high temperature and pressure, whereas polyurethane and composite materials are cured in a hot air oven. After curing, the roll cover is ground with belts and grinding stones. A proprietary pattern of holes and grooves is then drilled into the cover to aid in water removal. Finally, the roll is balanced for proper spinning motion and meticulously checked for quality before being returned to the customer.

The roll cover production process is capital intensive and requires a variety of equipment, including lathes, belt grinders, polyurethane casting molds (for polyurethane roll covers), extruders, mix stations, vulcanizers, ovens and balancing equipment.

Employees

As of December 31, 2004 we had 3,869 employees worldwide, of which 2,960 were manufacturing employees, 437 were sales and marketing employees, 87 were in research and development and 385 were administrative and other employees. Approximately 2,853 of our employees are subject to protection as members of trade unions or various collective bargaining agreements, primarily outside of the United States. We believe that we have good relations with our employees’ trade unions and labor unions and we have not experienced any material labor disputes.

Properties

Including our headquarters in Westborough, Massachusetts, we operate 43 facilities, of which 37 are manufacturing facilities in 15 countries, located as follows:

		Primary Use of Facility
Country	Number of Facilities	Clothing Manufacturing		Roll Covers Manufacturing/ Refurbishment		Non- Manufacturing		Owned	Leased

Argentina	1	1	(1)	1	(1)	0		1	0
Australia	1	1	(1)	1	(1)	0		1	0
Austria	1	1		0		0		0	1
Brazil	4	3		1		0		4	0
Canada	4	2		2		0		4	0
Finland	1	0		1		0		1	0
France	2	0		1		1	(2)	1	1
Germany	5	1		4		0		4	1
Italy	3	1		2		0		3	0
Japan	2	1		0		1		1	1
Mexico	1	0		1		0		1	0
Spain	1	1		0		0		1	0
Sweden	2	0		1		1	(2)	1	1
Switzerland	1	0		0		1	(2)	0	1
United Kingdom	3	1		2	(3)	0		1	2
United States	11	2	(3)	7	(3)	2	(4)	9	2

Total	43	15		24		6		33	10

(1)	Shared by clothing and roll covers segments.
(2)	Used by our clothing segment.
(3)	We initiated the shutdown in 2004 of one of our owned manufacturing facilities (Farmville, Virginia) and expect to complete it during the second quarter of 2005. In addition, in 2005 we announced the closure of a small leased manufacturing facility in Wigan, United Kingdom, and expect it to close in the second quarter of 2005. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Cost Reduction Programs.”
(4)	Includes our headquarters and one facility used by our clothing segment.

In addition, we have one vacant former manufacturing facility in the United States that is being held for sale.

We also have license agreements with four licensees that manufacture our roll covers products at their facilities in Japan, South Korea, Australia and India. We have license agreements with three licensees that manufacture our clothing products in North America, various European countries and certain Pacific Rim countries.

Legal Proceedings

We are from time to time involved in various legal proceedings that arise in the ordinary course of our business. We believe that none of our pending litigation will, individually or in the aggregate, have a material adverse effect on our financial condition, cash flows or results of operation.

Management

Directors and Executive Officers

The following table sets forth the names and positions of our current directors and executive officers, and their ages as of April 1, 2005.

Name	Age	Position

John S. Thompson	57	Director and Chairman of the Board
Thomas Gutierrez	56	President, Chief Executive Officer and Director
Michael O’Donnell	49	Executive Vice President, Chief Financial Officer and Director
Donald P. Aiken	61	Director
Michael Phillips	43	Director
Edward Paquette	69	Director
John Saunders	61	Director
Josef Mayer	54	President—Clothing Europe and Asia-Pacific
Douglas Milner	44	President—Stowe Woodward Rolls Worldwide
Miguel Quiñonez	58	President—Clothing Americas
Michael J. Stick	35	Executive Vice President & General Counsel
Wolfgang Zarl	62	Vice President—Technology

John S. Thompson has served as a director and as chairman of our board since July 2004. He served as chief executive officer of SPS Technologies, Inc., a manufacturer of specialty fasteners, assemblies, precision components, metalworking, magnetic products and superalloys listed on the New York Stock Exchange, from April 2002 to December 2003, when he retired. He also served as its president and chief operating officer from October 1999 to March 2002, and as a director from April 2000 to December 2003. Before joining SPS Technologies, Inc., he served as president and chief executive officer of BTR, Inc. (and after the merger referred to below, Invensys, Inc.), a manufacturer of engineered industrial products (including clothing, roll covers and spreader rolls), from June 1993 to September 1999 and as a director of BTR plc from May 1994 to January 1999, when BTR plc merged with Siebe plc to form Invensys plc. Prior to becoming president and chief executive officer of BTR, Inc., he served as chief executive officer and in other senior executive positions of several of its subsidiaries, including its clothing, roll covers and spreader rolls companies.

Thomas Gutierrez has served as our president, chief executive officer and as a director since January 2002 and served as our chief operating officer from August 2001 to January 2002. Mr. Gutierrez served as chief executive officer of Invensys Power Systems (a subsidiary of Invensys plc), a manufacturer of uninterruptible power supplies, power management software, and related equipment and services, from January 1999 until July 2001. From December 1997 to December 1998, he served as chief executive officer of Exide Electronics, a division of a predecessor of Invensys Power Systems.

Michael O’Donnell has served as our chief financial officer since March 2003 and as our executive vice president and as a director since April 2004. He served as president of the Group Services Division of ABB Ltd., a provider of power and automation technologies for utility and other industrial customers, from May 2001 to February 2003. He served as executive vice president and chief financial officer for Invensys Power Systems (and a predecessor company), a manufacturer of uninterruptible power supplies, power management software, and related equipment and services, from February 1999 to April 2001. From November 1997 to January 1999, he served as vice president of finance at Siebe plc (which merged with BTR plc to form Invensys in 1999), a manufacturer and distributor of electronic and electro-mechanical devices.

Donald P. Aiken has served as a director since April 2004. He has served as chairman of the board of Gerber Scientific, Inc., a provider of software, computerized manufacturing systems, supplies, and services to the sign making and specialty graphics, ophthalmic lens processing, and apparel and flexible materials industries listed on the New York Stock Exchange, since February 2004 and as a director since September 1997. Mr. Aiken has served as a director of ABB Lummus Global, a subsidiary of ABB Ltd., since August 2003 and has been a consultant to ABB, Inc. since February 1, 2004. He served as president of ABB Inc., a provider of power and automation technologies for utility and other industrial customers, from February 2001 to January 2004. He was president and chief executive officer of Aiken Associates, a management consulting firm, from August 1999 to February 2001. Prior to that, he served as an executive vice president of General Cable Corporation, a supplier of cable products to the industrial, military, aerospace and telecommunications markets listed on the New York Stock Exchange.

Michael Phillips has served as a director since December 1999. He has been a partner at Apax Partners Beteiligungsberatung GmbH, a private equity and venture capital consulting firm, since March 1996. He joined Apax Partners Beteiligungsberatung GmbH in October 1992.

Edward Paquette has served as a director since July 2004. He served as vice president, chief financial officer and a director of Standex International Corp., a diversified manufacturing company listed on the New York Stock Exchange, from September 1997 to August 2001, when he retired. Prior to joining Standex International Corp., he was a certified public accountant and partner at Deloitte & Touche LLP for 26 years.

John Saunders has served as a director since July 2004. He served as a senior vice president and director of corporate strategy and development for Invensys plc, a provider of production services and technologies to a variety of industries, from February 1999 to May 2002, when he retired. He served in a similar capacity for BTR plc from January 1996 to January 1999, when BTR plc merged with Siebe plc to form Invensys plc.

Josef Mayer has served as our president of clothing Europe and Asia-Pacific since May 2003, and has served as president of our Wangner clothing business in Germany since May 2001. From July 1997 to April 2001, he served as Chief Executive Officer and Managing Director of Labelmaker Holding GmbH, a consulting and investment firm. Through this position, he served, on a consulting basis, as a managing director and president of the Eastern Europe division of MMP Austria GmbH, a manufacturer of chip board and folding boxes from June 1999 to April 2001 and as a managing director of Illert GmbH Hanau, a manufacturer of labels, from July 1997 to May 1999. Mr. Mayer continues to serve as Managing Director of Labelmaker Holding GmbH, although the company is not currently active.

Douglas Milner has served as our president of Stowe Woodward rolls worldwide since February 2004. He served as chief executive officer of Ziptronix, Inc., an early stage company focusing on room-temperature covalent bonding and integration of semiconductor materials, from January 2002 to February 2004. He served as president of Invensys Power Systems (a subsidiary of Invensys plc), a manufacturer of uninterruptible power supplies, power management software, and related equipment and services, from March 1999 to January 2002. From March 1998 to March 1999, he served as vice president and general manager of the communications systems group for Powerware Corporation, a provider of uninterruptible power systems.

Miguel Quiñonez has served as our president of clothing Americas since January 2004. From February 2000 to January 2004 he served as our president of clothing for South America. He joined BTR plc in 1964 and served as president of its paper group—South America from November 1996 to February 2000 (including after the January 1999 merger of BTR plc and Siebe plc which formed Invensys plc). He also served as president (January 1994 to November 1996), operational director (January 1984 to March 1988), and manufacturing manager (April 1981 to January 1984) of the Argentinean unit of BTR plc.

Michael J. Stick has served as our executive vice president and general counsel since May 2004. From September 1995 to May 2004, he was a corporate attorney at Ropes & Gray LLP in Boston, Massachusetts.

Wolfgang Zarl has served as our vice president of technology since January 2003. He joined BTR plc in 1975, and since that time has served in senior operations and technology positions with BTR plc (including after the January 1999 merger of BTR plc and Siebe plc which formed Invensys plc) and then with us since December 1999.

Committees of the Board

The standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors and our committees will comply with the independence requirements of the New York Stock Exchange.

Audit Committee

The principal duties and responsibilities of our audit committee will be as follows:

•	to monitor our financial reporting process and internal control system;

•	to appoint and replace our independent outside auditors from time to time, determine their compensation and other terms of engagement and oversee their work;

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

John S. Thompson, Edward Paquette and John Saunders are members of the audit committee and Edward Paquette is the chairman of the audit committee.

Compensation Committee

The principal duties and responsibilities of the compensation committee will be as follows:

•	to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

•	to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and

•	to provide oversight concerning selection of officers, management succession planning, performance of individual executives and related matters.

John S. Thompson, Donald P. Aiken and Michael Phillips are members of the compensation committee and Donald P. Aiken is the chairman of the compensation committee.

Nominating and Corporate Governance Committee

The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•	to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors;

•	to make recommendations regarding proposals submitted by our shareholders; and

•	to make recommendations to our board of directors regarding corporate governance matters and practices.

John S. Thompson, Donald P. Aiken and John Saunders are members of the nominating and corporate governance committee and John Saunders is the chairman of the nominating and corporate governance committee.

Compensation of Directors

Initial cash compensation for our directors who are not also employed by us or our subsidiaries will be $30,000 per director per year and $1,500 per director per meeting for attending meetings of the board of directors or any committee of the board in person ($500 for attending meetings that last longer than one hour by telephone). The chairman of the board and the chairman of the audit committee will each receive initial cash compensation of an additional $10,000 per year, and the chairman of the compensation committee and the chairman of the nominating and corporate governance committee will each receive initial cash compensation of an additional $5,000 per year. Directors will also be reimbursed for out-of-pocket expenses for attending board of directors and committee meetings.

Initial equity compensation for our directors who are not also employed by us or our subsidiaries will be $30,000 in restricted stock units per director per year. Dividends in respect of the restricted stock units will be paid at the same rate as dividends on our common stock, but will be paid only in the form of additional restricted stock units. Upon the termination of the director’s service on our board such director will receive the number of shares of common stock that equals the number of restricted stock units the director has earned.

Mr. Aiken received, with regard to the year ended December 31, 2004, and Messrs. Saunders, Thompson and Paquette received, with regard to the quarter ended December 31, 2004 only, a quarterly fee of $6,250 and a per diem fee of $1,500 for meetings of the board of Xerium S.A., meetings of the board of Xerium Technologies, Inc. and committees of each board, and travel time and preparation time associated with the foregoing. They were also reimbursed for their reasonable expenses.

Summary Compensation Table

The following table sets forth information with respect to the compensation earned in 2004 and 2003 by our chief executive officer and our four other most highly compensated executive officers during 2004 (collectively, the “Named Executive Officers”).

	Year	Annual Compensation						Restricted Stock Awards(1)	Securities Underlying Options		All Other Compensation
		Salary		Bonus		Other Annual Compensation

Thomas Gutierrez	2004	$645,000		–		–		–	–		$989,445	(2)
Chief Executive Officer	2003	$600,000		$2,700,000		–		$1,338,540	4,221	(3)	$1,330,522	(4)

Michael O’Donnell	2004	$375,000		–		–		–	–		$1,259,003	(5)
Chief Financial Officer	2003	$291,667		$1,000,437		–		$856,940	–		$3,063	(6)

Josef Mayer	2004	$329,633	(*)	–		–		–	–		$565,528	(7)
President—Clothing Europe and Asia	2003	$254,250	(*)	$633,280	(*)	–		$825,930	–		–

Miguel Quiñonez	2004	$340,000		–		$78,613	(8)	–	–		$162,973	(9)
President—Clothing Americas	2003	$280,000		$635,550		–		$0	–		$271,805	(4)

Douglas Milner(10)	2004	$312,981		$100,000		–		$785,925	–		$1,232,195	(11)
President—Stowe Woodward Rolls Worldwide	2003	–		–		–		–	–		–

(*)	Mr. Mayer’s 2003 salary is converted from Euros at an assumed exchange rate of $1.13 per Euro, which represents an average exchange rate for 2003; his 2004 salary is converted from Euros at an assumed exchange rate of $1.24, which represents an average exchange rate for 2004; and his 2003 bonus amount is converted from Euros at an exchange rate of $1.25, which represents the exchange rate on the date the bonus was paid.
(1)

The restricted stock referenced in the table represents shares of Xerium S.A. common stock awarded pursuant to the Senior Management Share Purchase Program. The amounts represent the excess of (i) the aggregate fair market value of the restricted common stock on the date of the award to the executive officer, which we estimate to be $324.55 per share in each case, over (ii) the consideration paid by the executive officer for such shares. As of December 31, 2004, the aggregate holdings and fair market value of the restricted stock of Xerium S.A., assuming a fair market value of $478.86 per share, was as follows: Mr. Gutierrez, 5,467 shares/$2,617,928; Mr. O’Donnell, 3,500 shares/$1,676,010; Mr. Mayer, 3,500 shares/$1,676,010; Mr. Quiñonez, 5,040 shares/$2,413,454; and Mr. Milner, 3,500 shares/$1,676,010. Under the terms of the Senior Management Share Purchase Program, all of the shares of restricted common stock vest only upon a change of control, which is defined as a transaction in which a third party acquires a controlling interest in Xerium S.A., a public offering of shares of Xerium S.A. or a transaction in which shares of Xerium S.A. are exchanged for shares of a publicly traded company. Immediately prior to and in connection with this offering, each share of restricted common stock of Xerium S.A. will be exchanged for fully vested shares of our common stock as described in “The Transactions—The Recapitalization and the Offering” and “Related Party Transactions—Proceeds from the Offering.”

(2)	Represents imputed income in respect of a Euro 525,000 non-interest bearing loan to purchase shares of Xerium S.A. that was forgiven in April 2004 (converted to US Dollars at the then-current exchange rate) and a related cash payment of $360,653 to reimburse Mr. Gutierrez for any income taxes he is required to pay, on a grossed-up basis, as a result of such forgiveness. See “Related Party Transactions—Transactions and Agreements Relating to Our Management—Other Loans and Transactions.”
(3)	The securities underlying options referenced in the table represent 4,221 shares of Xerium S.A. common stock. See “Management—Option Exercises and Year-End Option Values.”
(4)	Represents a bonus paid in 2003 in respect of the closing of certain refinancing transactions that included the establishment of our existing credit facilities.
(5)	Represents (i) $6,150 in matching contributions under our 401(k) plan and (ii) imputed income in respect of an aggregate of $695,101 in principal amount of loans related to Mr. O’Donnell’s purchase of shares of Xerium S.A., plus accrued interest thereon, that was forgiven in April 2004, and a related cash payment of $547,497 to reimburse Mr. O’Donnell for any income taxes he is required to pay, on a grossed-up basis, as a result of such forgiveness. See “Related Party Transactions—Transactions and Agreements Relating to Our Management—Xerium S.A. Senior Management Share Purchase Program.”
(6)	Represents matching contributions under our 401(k) plan.
(7)	Represents imputed income in respect of a Euro 250,000 non-interest bearing loan to purchase shares of Xerium S.A. that was forgiven in April 2004 (converted to US Dollars at the then-current exchange rate) and a related cash payment of $265,528 to reimburse Mr. Mayer for any income taxes he is required to pay, on a grossed-up basis, as a result of such forgiveness. See “Related Party Transactions—Transactions and Agreements Relating to Our Management—Xerium S.A. Senior Management Share Purchase Program.”
(8)	Includes (i) $61,413 representing a housing allowance, including a related tax gross-up payment; (ii) $2,200 representing the value of Mr. Quiñonez’s personal use of an automobile that we own; and (iii) approximately $15,000 in other perquisites.
(9)	Represents $102,973 that was contributed to Mr. Quiñonez’s Argentine mandatory pension and a special payment of $60,000 in consideration of Mr. Quiñonez’s services performed in Argentina.
(10)	Mr. Milner joined us in February 2004.
(11)	Represents (i) $3,281 in matching contributions under our 401(k) plan and (ii) imputed income in respect of an aggregate of $687,000 in principal amount of loans related to Mr. Milner’s purchase of shares of Xerium S.A., plus accrued interest thereon, that was forgiven in April 2004, and a related cash payment of $537,035 to reimburse Mr. Milner for any income taxes he is required to pay, on a grossed-up basis, as a result of such forgiveness. See “Related Party Transactions—Transactions and Agreements Relating to Our Management—Xerium S.A. Senior Management Share Purchase Program.”

Option Grants in 2004

We did not grant any options to our Named Executive Officers during 2004.

Option Exercises and Year-End Option Values

None of the Named Executive Officers exercised any options during 2004. The following table sets forth certain information regarding options to purchase shares of Xerium S.A. common stock held by our Named Executive Officers listed in the Summary Compensation Table as of December 31, 2004.

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-End			Value of Unexercised In-the-Money Options at Fiscal Year-End
	Exercisable	Unexercisable		Exercisable	Unexercisable

Thomas Gutierrez	–	4,221	(1)	–	$1,141,718	(1)
Michael O’Donnell	–	–		–	–
Josef Mayer	–	–		–	–
Miguel Quiñonez	–	–		–	–
Douglas Milner	–	–		–	–

(1)	The value of unexercised in-the-money options at fiscal year-end represents the difference between $478.86 per share, which we estimate to be the fair market value of a share of Xerium S.A. common stock on December 31, 2004, and the aggregate exercise price of such options. As of December 31, 2004 Mr. Gutierrez held options to purchase 1,883 shares of Xerium S.A. common stock with an exercise price of $79.71 per share and options to purchase 2,338 shares of Xerium S.A. common stock with an exercise price of $312 per share. Immediately prior to and in connection with this offering, each option will be exchanged for fully vested shares of our common stock as described in “The Transactions—The Recapitalization and the Offering” and “Related Party Transactions—Proceeds from the Offering.” Immediately following the offering we will not have any options outstanding.

Retirement Benefits

Pension Plan. The following table sets forth the estimated annual pension benefits payable on January 1, 2005 at normal retirement to a participant who retired on December 31, 2004 under our pension plan for U.S. salaried employees, including our executive officers, and U.S. non-union hourly employees (the “U.S. pension plan”). The U.S. pension plan is a funded, tax-qualified, noncontributory defined-benefit pension plan. Benefits under the U.S. pension plan are based upon an employee’s years of service and the average of the employee’s highest five calendar years of compensation in the last ten calendar years of service with us and our subsidiaries, the “final average earnings,” and are payable after retirement. Earnings covered by the U.S. pension plan are total cash compensation, including salary and bonuses, less taxable fringe benefits, as defined in the plan. Benefits under the U.S. pension plan are calculated as an annuity equal to 0.9% to 1.4% of the participant’s final average earnings multiplied by years of service. Credited years of service cannot exceed 30 years. For purposes of the annual pension benefit calculation, final average earnings as of December 31, 2004 could not exceed $210,000. Contributions to the U.S. pension plan are made entirely by us and are paid into a trust fund from which the benefits of participants will be paid. The benefits listed in the table are not subject to any deduction for Social Security, but are subject to offset by accrued benefits under specified predecessor plans.

Final Average Earnings	Years of Service
	15	20	25	30

$125,000	$23,610	$31,480	$39,350	$47,220
$150,000	$28,860	$38,480	$48,100	$57,520
$175,000	$34,110	$45,480	$56,850	$68,220
$205,000	$40,410	$53,880	$67,350	$80,820

The credited years of service as of December 31, 2004 for each of the Named Executive Officers eligible to receive benefits under the U.S. pension plan are as follows: Thomas Gutierrez—3.25 years; Michael O’Donnell—1.75 years; and Douglas Milner—0.75 years. Miguel Quiñonez is eligible to receive benefits under our retirement plan in Argentina and Josef Mayer is eligible to receive benefits under our retirement plan in Austria.

Supplemental Executive Retirement Plan. In connection with the employment agreements we expect to enter into in connection with this offering with each of Messrs. Gutierrez and O’Donnell, we will adopt a supplemental executive retirement plan (the “SERP”), an unfunded nonqualified plan, for each of them. Under the new SERP, each of Messrs. Gutierrez and O’Donnell would be entitled to receive, at age 62, annual SERP payments equal to a specified percentage of his average annual base salary during the three years in which his base salary was highest during the ten years immediately prior to termination of employment (not including any compensation earned before January 1, 2004), multiplied by the executive’s years of service with us, less the amounts to which he is entitled under our U.S. pension plan. The SERP benefit formula will be based on a percentage factor of 3% in Mr. Gutierrez’ case and 2.5% in Mr. O’Donnell’s case. Mr. Gutierrez will be fully vested in his SERP benefit. Mr. O’Donnell will be vested after 3 years of service, measured from his date of hire.

The following table sets forth the estimated annual payments under the SERP that would be payable to Messrs. Gutierrez and O’Donnell at normal retirement age. The amounts do not reflect the applicable offsets for amounts payable under the U.S. pension plan. The annual payments under the SERP, before offsets, cannot exceed 50% of the three-year average annual base salary.

Final Average Base Salary of Mr. Gutierrez	Years of Service
	5	10	15	20
$ 750,000	$112,500	$225,000	$337,500	$375,000
$1,000,000	$150,000	$300,000	$450,000	$500,000
$1,250,000	$187,500	$375,000	$562,500	$625,000
$1,500,000	$225,000	$450,000	$675,000	$750,000

Final Average Base Salary of Mr. O’Donnell	Years of Service
	5	10	15	20
$ 500,000	$ 62,500	$125,000	$187,500	$250,000
$ 750,000	$ 93,750	$187,500	$281,250	$375,000
$1,000,000	$125,000	$250,000	$375,000	$500,000
$1,250,000	$156,250	$312,500	$468,750	$625,000

Although the normal form of payment under the SERP is an annuity, the SERP permits the participant to elect an alternative payment option selected from among actuarially equivalent forms permitted under the U.S. pension plan, provided that any such election must be made at the time and in the manner that the compensation committee provides, consistent with Section 409A of the United States Internal Revenue Code (the “Code”).

If a participant retires after age 55 but before age 62 with at least five years of service, he will be entitled to receive benefits under the SERP immediately following his retirement, but any such benefits will be reduced by one third of one percent for each month prior to age 62. If the participant retires before age 62 and without having completed five years of service, he will not be entitled to receive a benefit under the SERP until he turns 62. In the event of a participant’s death before commencement of his benefit, whether or not he is employed by us at time of death, the participant’s surviving spouse, if any, is entitled to receive an annual benefit for the remainder of her life equal to 50% of the benefit the participant would have been entitled to receive assuming payment in the form of a 50% joint and survivor annuity.

The SERP is unfunded and payable from our general assets, except that in the event of certain change of control transactions, we will establish an irrevocable trust, which is a so called “rabbi trust,” and contribute an amount equal to the actuarial equivalent of the SERP benefit.

The SERP can be amended only by written instrument signed by us pursuant to authorization of the compensation committee and by the participant (or, following the participant’s death, if benefits remain payable to his spouse, by his spouse).

401(k) Plans

We maintain tax-qualified defined contribution plans with a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. Our U.S. employees become eligible to participate in the plans after completing two months of employment with us. Each participant in the plans may elect to defer, in the form of contributions to the plan, up to 15% of compensation that would otherwise be paid to the participant in the applicable year, up to the statutorily prescribed annual limit. Under the plan applicable to our U.S. executive officers, we make a matching contribution with respect to each participant’s elective contributions, up to 4% of such participant’s compensation, subject to certain limitations.

Employment Agreements

Each of Thomas Gutierrez, Michael O’Donnell, Josef Mayer, Douglas Milner, and Miguel Quiñonez will enter into a new employment agreement with us or a supplement to an existing employment agreement with us in connection with this offering. The employment period under the agreements will survive until terminated by the executive or by us.

The executives’ particular employment agreements will provide the following specific terms:

Thomas Gutierrez.    Mr. Gutierrez will serve as our president and chief executive officer. Under the terms of his employment agreement, Mr. Gutierrez will receive a base salary of $670,000, which may be increased for subsequent years at the discretion of the compensation committee of our board of directors. We will provide him with life insurance coverage in an amount that is two and one-half times his initial base salary. If he terminates his employment during the first 24 months following the closing of the offering other than for “good reason” (as defined in the employment agreement) or for good reason but without proper notice, he will be required to repay the loans he owed that were forgiven in 2004 and to return to us the payment that he will receive in connection with this offering and the adoption of our new incentive plans and in consideration of the fact that he will no longer participate in our previously existing cash management incentive compensation plans (see “Related Party Transactions—Certain Payments Relating to this Offering,” and “Related Party Transactions—Transactions and Agreements Relating to Our Management—Other Loans and Transactions”). Upon such a termination (whether occurring before or after the first 24 months following the offering) he is entitled to his unpaid salary and benefits through his date of termination. If his employment terminates because of his death or disability, then he is entitled to his earned and unpaid salary through his date of termination and the payout he would have earned under the Senior Executive Annual Incentive Plan for the fiscal year in which the termination occurs, prorated to reflect the number of days that he worked in the fiscal year. In addition, if his employment terminates because of his disability, he is entitled to participate in medical/dental benefit plans for 18 months (or such longer period as may be provided in our benefit plans). If we terminate his employment for any other reason (other than “cause” (as defined in the employment agreement)), or if he terminates his employment for “good reason,” then he is entitled to (i) receive his base salary for two years, (ii) a payment equal to 100% of his base salary (or, if greater and three full fiscal years have been completed since the effectiveness of the agreement, 100% of his average annual bonus for the preceding three years), and (iii) participate in medical/dental benefit plans for two years (or such longer period as may be provided in our benefit plans), provided that the timing of certain payments may be delayed under Section 409A of the Code. If any such termination occurs within three months prior to or two years following certain specified change of control transactions, then the period of base salary and medical/dental benefit continuation shall be three years instead of two. If we terminate his employment for “cause,” he is entitled only to payment of his earned and unpaid base salary for the period prior to termination.

The employment agreement also provides, with certain exceptions, that he may not participate in any entity or engage in any activity that competes with us or any of our subsidiaries during his employment and for a period of two years after his employment terminates. In addition, the employment agreement imposes certain non-solicitation obligations on him during the same period of time.

The employment agreement also provides that he is entitled to participate in the SERP, described above under “—Retirement Benefits,” which constitutes an attachment to the employment agreement.

If it is determined that any payment or benefit provided to Mr. Gutierrez by us or any of our subsidiaries will be subject to the excise tax imposed by Section 4999 of the Code, we will make an additional lump-sum payment to Mr. Gutierrez sufficient, after giving effect to all federal, state and other taxes and charges with respect to such payment, to make Mr. Gutierrez whole for all taxes imposed under or as a result of Section 4999.

Michael O’Donnell.    Mr. O’Donnell will serve as our chief financial officer. Under the terms of his employment agreement, Mr. O’Donnell will receive a base salary of $375,000, which may be increased for subsequent years at the discretion of the compensation committee of our board of directors. We will provide him with life insurance coverage in an amount that is two and one-half times his initial base salary. If he terminates his employment during the first 18 months following the closing of the offering other than for “good reason” (as defined in the employment agreement) or for good reason but without proper notice, he will be required to repay the loans he owed to us that were forgiven in 2004, and to return to us the payment that he will receive in connection with this offering and the adoption at our new incentive plans and in consideration of the fact that he will no longer participate in our previously existing cash management incentive compensation plans (see “Related Party Transactions—Certain Payments Relating to this Offering” and “Related Party Transactions—Transactions and Agreements Relating to Our Management—Xerium S.A. Senior Management Share Purchase Program”). Upon such a termination (whether occurring before or after the first 18 months following the offering) he is entitled to his unpaid salary and benefits through his date of termination. If his employment terminates because of his death or disability, then he is entitled to his earned and unpaid salary through his date of termination and the payout he would have earned under the Senior Executive Annual Incentive Plan for the fiscal year in which the termination occurs, prorated to reflect the number of days that he worked in the fiscal year. In addition, if his employment terminates because of disability, he is entitled to participate in medical/dental benefit plans for 18 months (or such longer period as may be provided in our benefit plans). If we terminate his employment for any other reason (other than “cause” (as defined in the employment agreement)), or if he terminates his employment for “good reason,” then he is entitled to (i) receive his base salary for 18 months, (ii) a payment equal to 100% of his base salary (or, if greater and three full fiscal years have been completed since the effectiveness of the agreement, 100% of his average annual bonus for the preceding three years), and (iii) participate in medical/dental benefit plans for 18 months (or such longer period as may be provided in our benefit plans), provided that the timing of certain payments may be delayed under Section 409A of the Code. If any such termination occurs within three months prior to or two years following certain specified change of control transactions, then the period of base salary and medical/dental benefit continuation shall be two years instead of 18 months. If we terminate his employment for “cause,” he is entitled only to payment of his earned and unpaid base salary for the period prior to termination.

The employment agreement also provides, with certain exceptions, that he may not participate in any entity or engage in any activity that competes with us or any of our subsidiaries during his employment and for a period of one year after his employment terminates. In addition, the employment agreement imposes certain non-solicitation obligations on him during the same period of time.

The employment agreement also provides that he is entitled to participate in the SERP, described above under “—Retirement Benefits,” which constitutes an attachment to the employment agreement.

If it is determined that any payment or benefit provided to Mr. O’Donnell by us or any of our subsidiaries will be subject to the excise tax imposed by Section 4999 of the Code, we will make an additional lump-sum payment to Mr. O’Donnell sufficient, after giving effect to all federal, state and other taxes and charges with respect to such payment, to make Mr. O’Donnell whole for all taxes imposed under or as a result of Section 4999.

Josef Mayer.    Mr. Mayer will serve as our President—Clothing Europe and Asia. Under the terms of his employment agreement, Mr. Mayer will receive a base salary of Euro 275,000 (approximately $357,500 at an assumed exchange rate of $1.30 per Euro), which may be increased for subsequent years. The employment agreement may be terminated by either party on June 30 or December 31 of any year by giving twelve months written notice, but we may terminate the employment agreement for good cause without regard to such restrictions. The employment agreement also provides that we will provide Mr. Mayer with an automobile and pay all operating costs. In the event of Mr. Mayer’s termination or leave due to illness or disability, we will pay him the difference between any disability payments he receives and his salary for up to six months. If his employment terminates because of his death, his dependents will receive his salary, payable monthly, for the month of his death and the three following months. The employment agreement imposes certain non-competition obligations during his employment and for a period of one year after his employment terminates. During the period he is subject to the non-competition obligations, he is entitled to receive 50% of his base salary during the last year of his employment, payable monthly, less any income he receives during such period. Under the terms of a supplemental agreement with Mr. Mayer, if he terminates his employment during the first 18 months following the closing of the offering, he will be required to repay the loans he owed to us that were forgiven in 2004, and to return to us the payment that he will receive in connection with this offering and the adoption of our new incentive plans and in consideration of the fact that he will no longer participate in our previously existing cash management incentive compensation plans (see “Related Party Transactions—Certain Payments Relating to this Offering,” and “Related Party Transactions—Transactions and Agreements Relating to Our Management—Xerium S.A. Senior Management Share Purchase Program”).

Miguel Quiñonez.    Mr. Quiñonez will serve as our President—Clothing Americas. Under the terms of his employment agreement, Mr. Quiñonez will receive a base salary of $340,000, which may be increased for subsequent years at the discretion of the compensation committee of our board of directors. In consideration of Mr. Quiñonez’s services performed in Argentina, we will contribute $22,794 to his Argentine mandatory pension plan on the last day of each month continuing through December 2006 or until his employment terminates, whichever is earlier, except that we are required to continue making such contributions through December 2006 if his employment is terminated earlier (i) by us other than for “cause,” as defined in the employment agreement, or (ii) by reason of Mr. Quiñonez’s death or disability. We may, in our sole discretion, make any contributions to the plan in advance of the required contribution dates, in which case the amount of any such contribution will be determined on a present value basis using a 7% per annum discount rate, compounded annually. If Mr. Quiñonez’s employment is terminated earlier than December 2006 in circumstances that require us to continue making payments through December 2006, but such contributions are not feasible for legal or other reasons, then we may pay such amounts directly to him or his estate instead of making contributions to the plan. If his employment is terminated earlier than December 2006 in circumstances that do not require us to continue making monthly contributions, and at such time we have made advance contributions in respect of periods after the date of his termination, then Mr. Quiñonez is required to reimburse us for such advance contributions, plus any tax benefit he receives as a result of such reimbursement to the extent we previously made tax equalization payments (as discussed below) related to such contributions. We may set off the amount of any such reimbursement against other amounts that we then owe to Mr. Quiñonez. We provide Mr. Quiñonez with the use of a company automobile in Argentina through the end of 2006. For 2005 and 2006 we will make tax equalization payments to Mr. Quiñonez to reimburse him for certain increases in his taxes over those he would have paid had he remained working solely in Argentina, provided that he is not considered a tax resident of the United States during those periods. If he terminates his employment during the first 18 months following the closing of the offering other than for “good reason” (as defined in the employment agreement) or for good reason but without proper notice, he will be required to return to us the full sum of his transaction bonus received in connection with this offering and the payment that he will receive in connection with this offering and the adoption of our new incentive plans and in consideration of the fact that he will no longer participate in our previously existing cash management incentive compensation plans (see “Related Party Transactions—Certain Payments Relating to this Offering”). Upon such a termination (whether occurring before or after the first 18 months following the offering) he is entitled to his unpaid salary and benefits through his date of termination. If his employment terminates because of his death or disability, then he is entitled to earned and unpaid salary through his date of termination. In addition, if his employment terminates because of his disability, he is entitled to participate in medical/dental benefit plans for 18 months (or such longer period as may be provided under our benefit plans). If we terminate his employment for any other reason (other than for “cause” (as defined in the employment agreement)), or if he terminates his employment for “good reason,” then he is entitled to receive his base salary and to participate in medical/dental benefit plans for one year (or such longer period as may be provided under our benefit plans), provided that the timing of certain payments may be delayed under Section 409A of the Code. If any such termination occurs within three months prior to or two years following a change of control, then the period of base salary and medical/dental benefit continuation shall be 18 months (or such longer period as may be provided under our benefit plans) instead of one year. If we terminate his employment for “cause,” he is entitled only to payment of his earned and unpaid base salary for the period prior to termination.

The employment agreement also provides, with certain exceptions, that he may not participate in any entity or engage in any activity that competes with us or any of our subsidiaries during his employment and for a period of one year after his employment terminates. In addition, the employment agreement imposes certain non-solicitation obligations on him during the same period of time.

Douglas Milner.    Mr. Milner will serve as our President—Stowe Woodward Rolls Worldwide. Under the terms of his employment agreement, Mr. Milner will receive a base salary of $350,000, which may be increased for subsequent years at the discretion of the compensation committee of our board of directors. If he terminates his employment during the first 18 months following the offering other than for “good reason” (as defined in the employment agreement) or for good reason but without proper notice, he will be required to repay the loans he owed to us that were forgiven in 2004, and to return to us the payment that he will receive in connection with this offering and the adoption of our new incentive plans and in consideration of the fact that he will no longer participate in our previously existing cash management incentive compensation plans (see “Related Party Transactions—Certain Payments Relating to this Offering,” and “Related Party Transactions—Transactions and Agreement Relating to Our Management—Xerium S.A. Senior Management Share Purchase Program”). Upon such a termination (whether occurring before or after the first 18 months following the offering) he is entitled to his unpaid salary and benefits through his date of termination. If his employment terminates because of his death or disability, then he is entitled to unpaid salary through his date of termination. In addition, if his employment terminates because of his disability, he is entitled to participate in our medical and dental benefit plans for 18 months (or such longer period as may be provided under our benefit plans). If we terminate his employment for any other reason (other than “cause” (as defined in the employment agreement)), or if he terminates his employment for “good reason,” then he is entitled to receive his base salary for one year and to participate in medical dental benefit plans for one year, provided that the timing of certain payments may be delayed under Section 409A of the Code. If any such termination occurs within three months prior to or two years following certain specified change of control transactions, then the period of base salary and medical/dental benefit continuation shall be 18 months instead of one year. If we terminate his employment for “cause,” he is entitled only to payment of his earned and unpaid base solely for the period prior to termination.

The employment agreement also provides, with certain limited exceptions, that he may not participate in any entity or engage in any activity that competes with us or any of our subsidiaries during his employment and for a period of one year after his employment terminates. In addition, the employment agreement imposes certain non-solicitation obligations on him during the same period of time.

Senior Executive Annual Incentive Plan

In connection with this offering, we have adopted, effective upon the closing of this offering, a Senior Executive Annual Incentive Plan that provides for the award of annual incentive bonuses to those of our executive officers and other senior employees that our compensation committee selects to participate on an annual basis. Within 90 days of the beginning of each fiscal year, our compensation committee will determine which individuals will participate in the Senior Executive Annual Incentive Plan for such fiscal year and specify, for each such participant, a percentage of the participant’s base salary to be used to calculate that participant’s bonus, as further described below. For 2005, the compensation committee has selected Messrs. Gutierrez and O’Donnell to participate with a specified percentage of 100%, and has selected Messrs. Mayer, Milner, Quiñonez and Stick to participate with a specified percentage of 75%.

Under the Senior Executive Annual Incentive Plan, participants will receive a bonus if our financial performance for a given fiscal year satisfies both:

•	a target established by our compensation committee based on net cash provided by operating activities as adjusted in accordance with the Senior Executive Annual Incentive Plan; and

•	a target established by our compensation committee based on Adjusted EBITDA.

Our compensation committee will establish the numerical targets in respect of a fiscal year within ninety days after the commencement of the year except that for 2005 the compensation committee will establish the numerical targets upon the closing of the offering. After establishing the targets the compensation committee may subsequently adjust them to reflect any significant change of circumstance including, without limitation, the acquisition or disposition of any business.

If our financial performance for a given fiscal year satisfies both of the above targets, then each participant will receive a bonus (the “target bonus”) equal to the specified percentage of such participant’s base salary. In addition, if we satisfy the target level of net cash provided by operating activities and our Adjusted EBITDA for such fiscal year exceeds the target Adjusted EBITDA, the participant will receive an additional amount equal to the participant’s target bonus multiplied by ten times the percentage (including fractions thereof) by which our actual Adjusted EBITDA exceeds the target Adjusted EBITDA, provided that the maximum bonus any participant may receive under the Senior Executive Annual Incentive Plan in respect of any year will be the lesser of 200% of the participant’s target bonus or $2,500,000. Notwithstanding the foregoing, we will only pay bonuses under our corporate cash incentive plans, including the Senior Executive Annual Incentive Plan, to the extent that our actual Adjusted EBITDA before reduction for payments under such plans exceeds the target Adjusted EBITDA, and if we cannot pay the full amount of the bonuses under all such plans out of that excess then we will reduce the bonuses pursuant to provisions in such plans so that they do not exceed the excess.

Bonuses will generally be payable on or before March 15 of the year following the year in respect of which the bonuses are earned. If a participant ceases to be employed by us prior to the end of a fiscal year the participant will not receive a bonus in respect of that year. Notwithstanding the preceding sentence, we may provide individual participants with different rights in respect of their bonuses upon termination of their employment pursuant to separate agreements with them. We have done so with respect to Mr. Gutierrez and Mr. O’Donnell, whose employment agreements provide that if their employment terminates as a result of their death or disability, they (or their designated beneficiaries or estates) will receive a pro rata bonus for the portion of the year they were employed.

If certain mergers, changes in control or sales of all or substantially all of our assets occur and the compensation committee does not provide for the continuation or assumption of unpaid awards (or the substitution of new awards) by the surviving entity or acquirer, we will pay prorated bonuses to the participants to the extent our financial performance through the end of the fiscal quarter preceding the closing of such transaction (or the date of the transaction to the extent the compensation committee can make a reasonable determination of our financial performance through that date) satisfies prorated targets reflecting such shorter period.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan, or the 2005 Plan, has been adopted by our board of directors and approved by our stockholders.

The 2005 Plan provides for the grant of awards consisting of any or a combination of stock options, stock appreciation rights (“SARs”), restricted stock, unrestricted stock or stock unit awards. A committee consisting of not less than two members of the board of directors appointed by the board to administer the Plan (the “committee”) may make grants to key employees, directors, and consultants. The maximum number of shares that may be delivered under or in satisfaction of awards under the 2005 Plan is 2,500,000 shares of common stock, determined net of shares withheld from an award in satisfaction of tax withholding requirements. Shares subject to but not issued under an award (for example, in the case of an award that is terminated or cancelled or that expires or is satisfied, in whole or in part, with cash or property other than common stock) are not counted for this purpose as shares delivered under the 2005 Plan. The aggregate limit on shares deliverable under the 2005 Plan will not be reduced by shares delivered under awards assumed in a merger, consolidation, stock purchase or similar transaction or under awards granted in substitution for another company’s awards in connection with such a transaction.

The maximum number of shares of stock for which options and SARs may be granted to any particular participant in a calendar year shall be, in each case, 500,000, and the maximum number of shares of stock subject to other awards that may be delivered to any particular participant in any calendar year shall be 500,000. These limits, and the aggregate maximum number of shares deliverable under the 2005 Plan as described in the preceding paragraph, are subject to adjustment in the case of stock dividends and other transactions affecting the common stock.

The committee will administer our 2005 Plan and will have the power to select participants, determine award terms and conditions and adopt, alter and repeal administrative rules, guidelines and practices applicable to the 2005 Plan. The committee may delegate duties and responsibilities to one or more of its members and may delegate certain functions to officers and others. The board may perform the functions of the committee except in those instances where applicable tax rules requires that the committee act.

Awards granted under the 2005 Plan are generally not transferable by the participant. Stock options and SARs granted under the 2005 Plan must generally be exercised within three months after the end of a participant’s status as our employee, director or consultant, or within one year after that participant’s death, but in no event later than the expiration of the award term.

Incentive stock options may be granted only to employees. The exercise price of all options or SARs granted under the 2005 Plan must be at least equal to the fair market value of the common stock on the date of grant. The committee may provide for current or deferred dividends or dividend equivalents in the case of any award and for cash payments in lieu of or in addition to awards. The committee may establish special rules for foreign nationals.

The 2005 Plan provides that in the event of (a) a “change in control” (as defined by the committee) or other consolidation, merger, or similar transaction or series of related transactions (whether or not constituting a change of control) in which we are not the surviving company or which results in the acquisition of all or substantially all of our then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, or (b) a sale or transfer of all or substantially all of our assets, or (c) our dissolution or liquidation (any of (a), (b) or (c) being herein referred to as a “covered transaction”), the committee in its discretion may, with respect to any award, at the time the award is made or at any time thereafter, take one or more of the following actions: (1) accelerate any time period relating to exercise or payment of the award, (2) pay the participant cash or other property with a fair market value equal to the amount that would have been received if the award had been exercised or paid immediately prior to the transaction, (3) adjust the terms of the award to reflect the transaction, (4) cause the award to be assumed by another entity or (5) make other provision as the committee considers equitable to the participant and in our best interests. However, in the absence of any such action by the committee, immediately prior to the transaction (1) each stock option and SAR shall cease to be exercisable and shall terminate, and (2) each stock unit award shall be converted into the right to receive, with respect to each unit (representing a share of our stock) subject to such award, the same per-share consideration (or other cash or property, of equivalent fair market value at the time of payment, as determined by the committee or its successor in connection with the payment or delivery of such cash or property) as would have been retained or received by a holder of one share of our stock in the transaction. The committee may require that any amounts delivered, exchanged or otherwise paid in respect of restricted stock or stock unit awards in connection with a covered transaction be placed in escrow or otherwise made subject to such restrictions as the committee deems appropriate to carry out the intent of the 2005 Plan.

The board of directors may amend the 2005 Plan or terminate the 2005 Plan as to any further grants, subject to such stockholder approval as the board determines to be necessary or advisable. The committee may amend or terminate any outstanding award, but any such action shall require the participant’s consent unless the committee determines that the action would not materially and adversely affect the participant.

In connection with this offering we will grant to our employees under our 2005 Equity Incentive Plan an aggregate number of restricted stock units (representing an equal number of shares of common stock) equal to $15,427,690 divided by the initial public offering price of our common stock. Based on the midpoint of the price range set forth on the cover page of this prospectus, this would equate to 811,984 restricted stock units. The following table sets forth the number of such restricted stock units that would be awarded to our executive officers based on the midpoint of the price range set forth on the cover page of this prospectus:

Name	Number of Restricted Stock Units
Thomas Gutierrez	314,352
Michael O’Donnell	52,632
Josef Mayer	39,474
Douglas Milner	39,474
Miguel Quiñonez	13,158
Michael J. Stick	26,316

The restricted stock units that will be granted to the executive officers indicated above (other than certain of the restricted stock units that will be granted to Mr. Gutierrez, as discussed further below) will generally only vest if:

•	the cumulative total return on our common stock, measured as growth in the per share price of our common stock and dividends paid on our common stock from the closing date of this offering, satisfies annual targets that our compensation committee will establish in respect of the first four years following the offering; and

•	the executive continues to be employed by us through the fourth anniversary of the closing of the offering.

On the first, second, third and fourth anniversaries of the closing of this offering a total of 25%, 50%, 75% and 100%, respectively, of the restricted stock units will be deemed to satisfy the cumulative total return vesting requirement if the cumulative total return on our common stock satisfies that year’s target, whether or not any prior year’s target was satisfied. Any restricted stock units that are deemed to satisfy a cumulative total return vesting requirement in respect of a particular year will retain that status even if the cumulative total return on our common stock subsequently decreases or does not satisfy any subsequent year’s target. On the fourth anniversary of the closing of the offering any restricted stock units that have not been deemed to satisfy the cumulative total return vesting requirement shall be forfeited.

Generally, the executive must continue to be employed by us through the fourth anniversary of the closing of this offering in order for any of the restricted stock units that have satisfied the cumulative total return vesting requirement to vest completely. If, however, the executive’s employment terminates prior to the fourth anniversary of the closing due to the executive’s death, disability, retirement, termination by us without cause or termination by the executive with good reason (but only if “good reason” is defined in the executive’s employment agreement), then the restricted stock units that have been deemed to satisfy the cumulative shareholder return vesting requirement through the date of termination shall vest completely and the remainder shall be forfeited.

If a “covered transaction” (as defined in our 2005 Plan and described above) occurs, the restricted stock units that have previously been deemed to satisfy the cumulative total return vesting requirement will vest completely and, if the compensation committee determines that the transaction price corresponds to a cumulative annual return that would satisfy any prior or subsequent cumulative total return targets then the restricted stock units that would have been deemed to satisfy such cumulative total return targets shall vest completely. Any other restricted stock units shall be forfeited unless the compensation committee determines otherwise.

We will issue one share of common stock in respect of each fully vested restricted stock unit within thirty days of the fourth anniversary of the closing of this offering or, if earlier, upon the occurrence of a covered transaction that results in the earlier vesting of the units. Prior to the issuance of such shares the executive is not entitled to vote any common stock by reason of the grant of the restricted stock units or to receive or be credited with any dividends declared and payable on the common stock underlying the restricted stock units.

Notwithstanding the foregoing, on the first and second anniversaries of the closing of this offering, 50% and 100%, respectively, of the restricted stock units granted to Mr. Quiñonez will be deemed to satisfy the cumulative total vesting return requirement if the cumulative total return on our common stock satisfies that year’s target. Furthermore, any of Mr. Quiñonez’s restricted stock units that have satisfied the cumulative total return vesting requirement will vest completely on the second anniversary of the closing of this offering if Mr. Quiñonez remains employed by us on that date.

Also notwithstanding the foregoing, 195,036 of the restricted stock units that will be granted to Mr. Gutierrez will vest completely, without regard to the cumulative total return vesting requirement, in equal installments on the first, second, and third anniversaries of the closing of this offering provided that Mr. Gutierrez remains employed by us on such dates (or upon his earlier termination if due to his death, disability, termination by us or by Mr. Gutierrez if with “good reason,” as defined in his employment agreement) or upon the earlier occurrence of certain covered transactions, and shall otherwise be forfeited. We will issue one share of common stock in respect of each such vested restricted stock unit within thirty days of the applicable vesting date. Dividends on such restricted stock units will be paid at the same rate as dividends on our common stock, but only in the form of additional restricted stock units. Mr. Gutierrez will not be entitled to vote any common stock by reason of the grant of such restricted stock units.

Tax Deductions Related to Senior Executive Annual Incentive Plan and 2005 Equity Incentive Plan

We intend for the Senior Executive Annual Incentive Plan and the 2005 Plan (together, the “Plans”) to satisfy the requirements for performance-based compensation arrangements within the meaning of Section 162(m) of the Code in order to ensure the full deductibility of awards to our executive officers and other senior employees whose compensation could otherwise be subject to the limitations on deductibility under Section 162(m) of the Code. Under Section 162(m) of the Code, a publicly-held corporation is generally not entitled to a federal income tax deduction with respect to any taxable year for compensation in excess of $1 million to its chief executive officer or any of its other four highest paid named executive officers in office at the end of the year. Qualifying performance-based compensation is not subject to this deduction limitation. To qualify for the performance-based exception under Section 162(m), compensation must be paid under a plan the material terms of which, including the general performance criteria used as the bases for determining awards, have been approved by stockholders, and must meet other requirements set forth in regulations under Section 162(m).

Under Section 162(m), in general, the general performance criteria and other material plan terms must be disclosed and approved by stockholders every five years.

However, because the Plans were adopted and the restricted stock units were granted before we became a public company, under the applicable transition rules, shareholder approval of the Plans will be required no later than the earliest of the following events: (1) the expiration of the plan (which is the end of the fiscal year commencing after the tenth anniversary of the closing of the offering in the case of the Senior Executive Annual Incentive Plan, and the tenth anniversary of the closing of the offering in the case of the 2005 Equity Incentive Plan), (2) a material modification of the plan, or (3) the first meeting of shareholders at which directors are to be elected that occurs after the close of the third full calendar year after which the initial public offering occurs (2009). The compensation committee’s establishment of numerical financial performance targets under the Senior Executive Annual Incentive Plan for 2006 will constitute a material modification of that plan for the purposes of Section 162(m) of the Code and will therefore need to be approved by our shareholders in order to ensure the full deductibility of any awards that may be granted in 2006 and in subsequent years.

Principal and Selling Stockholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of shares of our common stock prior to and after the completion of this offering. The persons listed below include: (i) each person known by us to beneficially own more than 5% of our common stock; (ii) each member of our board of directors; (iii) each of our Named Executive Officers; and (iv) all members of our board of directors and our executive officers as a group.

Prior to the offering, we will effect a 27,805,732-for-1 stock split of our common stock. In addition, the directors and Named Executive Officers listed in the table who own shares of Xerium S.A. common stock or other equity interests in Xerium S.A. will exchange such interests for shares of our common stock. All shares listed in this table assume the completion of such stock split and exchanges. See “The Transactions—The Recapitalization and the Offering” and “Related Party Transactions—Proceeds from the Offering.”

Except as indicated in the footnotes to this table, each person has sole voting and investment power with respect to all shares indicated as beneficially owned by such person. Except as indicated in the footnotes to this table, the address for each person listed below is Xerium Technologies, Inc., One Technology Drive, Westborough Technology Park, Westborough, Massachusetts 01581.

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering Assuming No Exercise of the Over-allotment Option(2)		Shares Beneficially Owned After this Offering Assuming Full Exercise of the Over- Allotment Option(2)
Name of Beneficial Owner	Number	Percent	Number	Number	Percent	Number	Percent of Class

Xerium S.A.(1)	25,680,069	93.1%	5,326,078	20,353,991	53.5%	17,889,009	47.0%
Thomas Gutierrez(3)	424,336	1.5	–	214,808	*	214,808	*
Michael O’Donnell	170,026	*	–	104,263	*	104,263	*
Miguel Quiñonez	245,226	*	–	225,792	*	225,792	*
Josef Mayer	170,026	*	–	153,216	*	153,216	*
Douglas Milner	170,026	*	–	105,020	*	105,020	*
Donald P. Aiken	48,579	*	–	39,063	*	39,063	*
Edward Paquette	–	–	–	–	–	–	–
Michael Phillips(4)	–	–	–	–	–	–	–
John B. Saunders	–	–	–	–	–	–	–
John S. Thompson	–	–	–	–	–	–	–
All directors and executive officers as a group (12 people)	1,429,384	5.2%	–	1,029,496	2.7%	1,029,496	2.7%

(*)	Less than 1%.
(1)	Xerium S.A., through its wholly-owned subsidiaries, has sole voting and investment power over the shares of our common stock listed in the table. Xerium S.A. is controlled by Apax Europe IV GP, L.P. (“Apax”), which is manager, directly or indirectly, of investment funds holding the majority of the outstanding common stock of Xerium S.A. prior to this offering. The address of Apax is c/o Apax Europe IV-A L.P., 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands. Prior to the offering, all decisions regarding voting or investment of the shares of our common stock are made, directly or indirectly, by Xerium S.A.’s board of directors. The following individuals are currently serving on Xerium S.A.’s board of directors: Donald Aiken; Thomas Gutierrez, our chief executive officer; Michael O’Donnell, our chief financial officer; Michael Phillips, a manager of Apax Partners Beteiligungsberatung GmbH; John Saunders; and John Thompson.
(2)	The number of shares beneficially owned and the percentages assume the completion of the redemption of shares of common stock from certain of our directors and members of senior management. See “The Transactions—The Recapitalization and the Offering.”
(3)	After the offering, Mr. Gutierrez’s wife will own approximately 171,846 of such shares.
(4)	Mr. Phillips, who is a member of our board of directors, is a manager of Apax Partners Beteiligungsberatung GmbH, an entity advising Apax. Apax has sole voting and investment power over the shares in Xerium S.A. held or controlled by itself and its affiliates. Mr. Phillips’ business address is c/o Apax Partners Beteiligungsberatung GmbH, Possartstraße 11, D- 81679, München, Germany.

Related Party Transactions

Transactions and Agreements Relating to Our Management

Xerium S.A. Senior Management Share Purchase Program.    The following executive officers have purchased shares of Xerium S.A. common stock, as described below, pursuant to awards granted under our Senior Management Share Purchase Program, which plan will be terminated in connection with this offering: Douglas Milner, Thomas Gutierrez, Josef Mayer, Michael O’Donnell and Miguel Quiñonez. The shares issued pursuant to the program vest upon a change of control, which is defined as a third party acquiring a controlling interest in Xerium S.A., a public offering of shares of Xerium S.A. or a transaction in which shares of Xerium S.A. are exchanged for the shares of a publicly traded company. Immediately prior to and in connection with this offering, all shares issued to such individuals under the plan will be exchanged for fully vested shares of our common stock as described in “The Transactions—The Recapitalization and the Offering” and “—Proceeds from the Offering.”

On February 9, 2004, Douglas Milner purchased 3,500 shares of Xerium S.A. common stock from Xerium Inc., one of our subsidiaries, in exchange for a promissory note in the principal amount of $350,000, or $100.00 per share, which represents an amount negotiated between Mr. Milner, Xerium S.A. and Xerium Inc. in connection with the hiring of Mr. Milner. At the time of the purchase, the fair market value of a share of Xerium S.A. was estimated to be $324.55. The loan evidenced by the promissory note bore interest at a rate of 5.02%, compounded semiannually, and was secured by the shares. Mr. Milner borrowed an additional $337,000 from Xerium Inc. on March 8, 2004 to make tax payments in respect of the shares. The loan bore interest at a rate of 5.02%, compounded semiannually. In April 2004, Xerium Inc. forgave both of these loans and accrued interest thereon and agreed to pay Mr. Milner $537,035 to reimburse him for any income taxes he is required to pay, on a grossed-up basis, as a result of such forgiveness. No portion of the loans was ever repaid.

On December 29, 2003, Thomas Gutierrez purchased 5,467 shares of Xerium S.A. common stock for aggregate consideration of $435,800, or $79.71 per share. The purchase price was determined by Xerium S.A.’s board of directors. At the time of the purchase, the fair market value of a share of Xerium S.A. was estimated to be $324.55.

On December 29, 2003, Josef Mayer purchased 3,500 shares of Xerium S.A. common stock for aggregate consideration of Euro 250,000, or Euro 71.43 per share (which represented approximately $310,000, or $88.57 per share at the exchange rate in effect at the time of the purchase). The purchase price was determined by Xerium S.A.’s board of directors. At the time of the purchase, the fair market value of a share of Xerium S.A. was estimated to be $324.55. Mr. Mayer borrowed Euro 250,000 from one of our subsidiaries on the same date to finance the transaction. The loan was evidenced by a promissory note, did not bear interest and was secured by the shares. In April 2004 the subsidiary forgave the loan and agreed to pay Mr. Mayer $265,528 to reimburse him for any income taxes he is required to pay, on a grossed-up basis, as a result of such forgiveness. No portion of the loan was ever repaid.

On December 29, 2003, Michael O’Donnell purchased 3,500 shares of Xerium S.A. common stock for aggregate consideration of $278,985, or $79.71 per share. The purchase price was determined by Xerium S.A.’s board of directors. At the time of the purchase, the fair market value of a share of Xerium S.A. was estimated to be $324.55. Mr. O’Donnell borrowed $278,985 from Xerium Inc. to finance the transaction. The loan was evidenced by a promissory note, bore interest at a rate of 5.02%, compounded semiannually, and was secured by the shares. Mr. O’Donnell borrowed additional amounts of $116,116 and $300,000 from Xerium Inc. on December 11, 2003 and January 12, 2004, respectively, to make tax payments in respect of the shares. These loans each bore interest at a rate of 5.02%. In April 2004, Xerium Inc. forgave all three of these loans and accrued interest thereon and agreed to pay Mr. O’Donnell $547,497 to reimburse him, on an after-tax basis, for any income taxes he is required to pay, on a grossed-up basis, as a result of such forgiveness. No portion of the loans was ever repaid.

On December 29, 2003, Miguel Quiñonez purchased 1,540 shares of Xerium S.A. common stock for aggregate consideration of $499,810, or $324.55 per share based upon a purchase price that had previously been denominated in Euros and using the exchange rate in effect on the date of the award. The purchase price was determined by Xerium S.A.’s board of directors. At the time of the purchase, the fair market value of a share of Xerium S.A was estimated to be $324.55.

Other Loans and Transactions.    On January 1, 2002, Thomas Gutierrez borrowed Euro 525,000, which represented approximately $468,300 at the then-current exchange rate, from Xerium Inc. to finance his purchase from affiliates of Apax of (i) 8,750 shares of Xerium S.A. common stock for aggregate consideration of Euro 17,500, which represented approximately $15,610 at the then-current exchange rate and (ii) a portion of a non-interest bearing loan originally granted by Apax to Xerium S.A. on December 1, 1999 in the principal amount of Euro 507,500, which represented approximately $452,690 at the then-current exchange rate. The purchase price of the shares of Xerium S.A. common stock represented an amount negotiated between Mr. Gutierrez, Xerium S.A., Xerium Inc. and Apax in connection with the hiring of Mr. Gutierrez and was believed to be less than the fair market value of the shares. The loan from Xerium Inc. to Mr. Gutierrez bore no interest. In April 2004, Xerium Inc. forgave such loan and agreed to pay Mr. Gutierrez $360,653 to reimburse him for any income taxes he is required to pay, on a grossed-up basis, as a result of such forgiveness. No portion of the loan was ever repaid. Mr. Gutierrez sold the 8,750 shares of Xerium S.A. common stock to Xerium Inc. on January 1, 2003 for aggregate consideration of approximately $2.6 million, or $297.14 per share, which represented an amount negotiated between Mr. Gutierrez, Xerium S.A. and Xerium Inc.

On January 1, 2004, Donald P. Aiken purchased 1,000 shares of Xerium S.A. common stock from Xerium Inc. for aggregate consideration of $200,000, or $200.00 per share, which represents an amount negotiated between Mr. Aiken, Xerium S.A. and Xerium Inc. At the time of the purchase, the fair market value of a share of Xerium S.A. was estimated to be $324.55.

During the second quarter of 2005, prior to this offering, Michael J. Stick will be awarded 641 restricted shares of Xerium S.A. common stock from Xerium Inc. for no consideration. Immediately prior to and in connection with this offering, such shares will be exchanged for fully vested shares of our common stock as described in “The Transactions—The Recapitalization and the Offering” and “—Proceeds from the Offering.”

Proceeds from the Offering

In connection with the offering and the related redemption of shares of common stock, which are described under “The Transactions—The Recapitalization and the Offering,” our directors and executive officers who own equity interests in us prior to the offering and the entities that beneficially own more than 5% of our voting securities prior to this offering will receive the following net cash proceeds either from their sale of shares of common stock in this offering or from our redemption of shares of common stock using proceeds we receive from the offering:

Net Cash Proceeds from the Recapitalization and the Offering
Name of Director, Executive Officer or 5% Beneficial Owner
Xerium 3 S.A.	$94,870,764
Apax(1)	$49,830,896
CIBC(1)	$5,062,366
Thomas Gutierrez(2)	$3,732,218
Michael O’Donnell(3)	$1,171,403
Miguel Quiñonez(4)	$346,168
Josef Mayer(5)	$299,428
Wolfgang Zarl(6)	$—
Donald Aiken(7)	$169,504

Net Cash Proceeds from the Recapitalization and the Offering
Name of Director, Executive Officer or 5% Beneficial Owner
Douglas Milner(8)	$1,157,919
Michael J. Stick(9)	$246,365

(1)	The amounts shown are a portion of the amounts reported for Xerium 3 S.A., an indirect wholly-owned subsidiary of Xerium S.A. from its sale of common stock in the offering, assuming no exercise of the underwriters’ over-allotment option. Apax and CIBC will receive the proceeds listed in the table indirectly through their ownership interest in Xerium S.A. The other existing equity investors (other than our directors and members of senior management) will also receive proceeds indirectly through their ownership interest in Xerium 3 S.A.
(2)	Prior to the recapitalization and the offering, Mr. Gutierrez held 5,467 restricted shares of Xerium S.A. common stock, options to purchase 2,338 shares of Xerium S.A. common stock at an exercise price of $312 per share and options to purchase 1,883 shares of Xerium S.A. common stock at an exercise price of $79.71 per share. In connection with the transactions contemplated by the exchange and redemption agreements described in “The Transactions—The Recapitalization and the Offering,” Mr. Gutierrez will receive, in exchange for such equity interests, an aggregate of 424,336 shares of common stock, 209,528 of which will be redeemed by us using proceeds from the offering.
(3)	Prior to the recapitalization and the offering, Mr. O’Donnell held 3,500 restricted shares of Xerium S.A. common stock. In connection with the transactions contemplated by the exchange and redemption agreements described in “The Transactions—The Recapitalization and the Offering,” Mr. O’Donnell will receive, in exchange for such equity interests, an aggregate of 170,026 shares of common stock, 65,763 of which will be redeemed by us using proceeds from the offering.
(4)	Prior to the recapitalization and the offering, Mr. Quiñonez held 5,040 restricted shares of Xerium S.A. common stock. In connection with the transactions contemplated by the exchange and redemption agreements described in “The Transactions—The Recapitalization and the Offering,” Mr. Quiñonez will receive, in exchange for such equity interests, an aggregate of 245,226 shares of common stock, 19,434 of which will be redeemed by us using proceeds from the offering.
(5)	Prior to the recapitalization and the offering, Mr. Mayer held 3,500 restricted shares of Xerium S.A. common stock. In connection with the transactions contemplated by the exchange and redemption agreements described in “The Transactions—The Recapitalization and the Offering,” Mr. Mayer will receive, in exchange for such equity interests, an aggregate of 170,026 shares of common stock, 16,810 of which will be redeemed by us using proceeds from the offering.
(6)	Prior to the recapitalization and the offering, Mr. Zarl held 3,500 restricted shares of Xerium S.A. common stock. In connection with the transactions contemplated by the exchange and redemption agreements described in “The Transactions—The Recapitalization and the Offering,” Mr. Zarl will receive, in exchange for such equity interests, an aggregate of 170,026 shares of common stock.
(7)	Prior to the recapitalization and the offering, Mr. Aiken held 1,000 restricted shares of Xerium S.A. common stock. In connection with the transactions contemplated by the exchange and redemption agreements described in “The Transactions—The Recapitalization and the Offering,” Mr. Aiken will receive, in exchange for such equity interests, an aggregate of 48,579 shares of common stock, 9,516 of which will be redeemed by us using proceeds from the offering.
(8)	Prior to the recapitalization and the offering, Mr. Milner held 3,500 shares of Xerium S.A. common stock. In connection with the transactions contemplated by the exchange and redemption agreements described in “The Transactions—The Recapitalization and the Offering,” Mr. Milner will receive, in exchange for such equity interests, an aggregate of 170,026 shares of common stock, 65,006 of which will be redeemed by us using proceeds from the offering.
(9)	Prior to the recapitalization and the offering, Mr. Stick will hold 641 shares of Xerium S.A. common stock. In connection with the transactions contemplated by the exchange and redemption agreements described in “The Transactions—The Recapitalization and the Offering,” Mr. Stick will receive, in exchange for such equity interests, an aggregate of 31,139 shares of common stock, of which 13,831 will be redeemed by us using proceeds from the offering.

Certain Payments Relating to this Offering

In connection with the completion of the transactions contemplated by the offering, the following executive officers will receive the cash transaction bonuses set forth below for completing the offering:

Individual	Bonus Amount
Miguel Quiñonez	$687,000
Michael J. Stick	$150,000

Also in connection with this offering and the adoption of our new management incentive plans, and in consideration of the fact that members of our senior management will no longer participate in the previously existing cash management incentive compensation plans, we expect to make special one-time payments in the aggregate amount of approximately $4.2 million to certain members of senior management in the second quarter of 2005 prior to the completion of this offering, including the following amounts which we expect to be paid to our executive officers:

Individual	Amount
Thomas Gutierrez	$2,294,445
Michael O’Donnell	$563,000
Miguel Quiñonez	$313,000
Josef Mayer	$340,000
Douglas Milner	$350,000

Shareholder Loans

In connection with the refinancing in December 2002, Xerium S.A. repaid all of the 10% loans made by shareholders in December 1999 in connection with the acquisition of our business from Invensys plc. A portion of the loans was repaid in December 2002 after the funding of the senior credit facility and the remaining portion was repaid in February 2003 after the funding of the mezzanine credit facility. Apax received an aggregate of approximately Euro 136.5 million in principal and accrued interest in connection with such repayments, which represented an aggregate of approximately $142.9 million at the exchange rates in effect at the time of such payments. At the time of the repayments, approximately 60% of such 10% loans outstanding was owed to Apax. No interest had been paid on the 10% loans prior to their repayment.

We intend to use a portion of the proceeds from this offering to repay the non-interest bearing loans granted to us by our shareholders in December 1999 in connection with the acquisition of our business from Invensys plc. The following table lists our directors and executive officers and the entities that beneficially own more than 5% of Xerium S.A. common stock prior to this offering who currently hold a portion of these loans, and the amount outstanding as of the offering:

Name of Director, Executive Officer or 5% Beneficial Owner	Principal Amount Outstanding		US Dollar Equivalent(1)

Apax	Euro	24,094,259	$31,322,537
CIBC Capital Partners	Euro	1,851,070	$2,406,391
Thomas Gutierrez	Euro	507,500	$659,750
Miguel Quiñonez	Euro	203,000	$263,900
Wolfgang Zarl	Euro	203,000	$263,900

(1)	Assumes an exchange rate of $1.30 per Euro, which represents the exchange rate on March 31, 2005.

CIBC

In August 2003, CIBC purchased from Apax for $10 million both (i) 31,915 shares of Xerium S.A. common stock and (ii) a portion of a non-interest bearing loan originally granted by Apax to Xerium S.A. on December 1, 1999 in the principal amount of approximately Euro 1.9 million, which represented approximately $2.1 million at the then-current exchange rate. In connection with the completion of the transactions contemplated by this offering, we expect that CIBC will receive net proceeds of approximately $5.1 million in respect of their shares of Xerium S.A. common stock, which will be realized through the sale by Xerium 3 S.A. of shares of our common stock in this offering and the subsequent distribution of the net proceeds to Xerium S.A. and ultimately to CIBC. We also expect to repay the non-interest bearing loan. See below under “—Shareholder Loans” and “—Proceeds from the Offering.”

In December 2002, we entered into our existing senior credit facility and mezzanine credit facility with various financial institutions, with CIBC acting as one of the two lead arrangers for the senior credit facility and the sole lead arranger for the mezzanine facility. CIBC was also the facility agent under both facilities. In connection with the initial borrowing under the senior credit facility in December 2002, we paid CIBC an arrangement fee of approximately $14.7 million and a commitment fee of approximately $106,000. In connection with the initial borrowing under the mezzanine credit facility in February 2003, we paid CIBC an arrangement fee of approximately $3.4 million and a commitment fee of approximately $108,000. We believe that the fees paid to CIBC in connection with the senior credit facility and mezzanine credit facility were comparable to those available from unaffiliated third parties. We also paid CIBC approximately Euro 1.9 million, which represented approximately $1.9 million at the then-current exchange rate as reimbursement for its expenses in connection with the transactions.

CIBC has from time to time received principal and interest payments and commitment fees in respect of the senior credit facility, pro rata with the other financial institutions participating in the facility. CIBC currently holds approximately $23.6 million of the outstanding principal balance under the senior credit facility. We will repay all amounts outstanding under the senior credit facility using proceeds from this offering and borrowings under our new senior credit facility. CIBC has served as facility agent for the syndication of lenders participating in the senior credit facility, and we have paid CIBC an annual fee of $75,000 in respect of this role. We believe that such amount is comparable to the amount we would have been required to pay unaffiliated third party for performing such role. Although CIBC served as the initial facility agent under the mezzanine credit facility, the mezzanine credit facility was syndicated to other financial institutions shortly after the loan was funded and CIBC did not retain any financial interest in the facility and ceased serving as facility agent in May 2003.

Proceeds from the December 2002 refinancing transactions were used to repay a senior credit facility that we had entered into in December 1999 with various financial institutions, including CIBC. CIBC received its pro rata portion of the total amount outstanding under the senior credit facility in connection with the repayment. CIBC served as the facility and security agent for this credit facility, for which we paid them an annual fee of $75,000. We believe that such amount is comparable the amount we would have been required to pay an unaffiliated third party for performing such role.

CIBC will act as a joint-lead arranger and joint bookrunning manager of our new credit facility.

We are party to seven interest rate swap contracts with CIBC, some of which have been outstanding since December 1999, and others of which have been outstanding since February 2003. The combined notional values of all contracts as of December 2003 was $309.8 million and the fair value was $7.2 million. These contracts mature in December 2004 and December 2005 and will be terminated in connection with the transactions contemplated by this offering.

Registration Rights Agreement

Effective upon the completion of this offering, we will enter into registration rights agreement with certain of our existing equity investors that will contain the following registration rights:

•	Apax will have four demand registration rights for long-form registrations and the existing equity investors, collectively, will have an unlimited number of registration rights for short-form registrations relating to our common stock that they hold, subject to certain ownership requirements and to the requirement that the securities, including any piggyback securities, covered by each demand registration have an aggregate public offering price of at least $20 million.

•	The existing equity investors will have the right to include in our future public offerings of securities the shares of our common stock held by each of them.

If the existing equity investors exercise their demand registration rights, we will file a registration statement or prospectus and undertake an offering in the United States. The registration rights are transferable by the existing equity investors, subject to certain restrictions. The registration rights may not be exercised during the lock-up period. See “Underwriting.”

We have agreed to pay all costs and expenses in connection with each long-form registration and three short-form registrations, except underwriting discounts and commissions applicable to the securities sold, and to indemnify the existing equity investors against certain liabilities, including liabilities under the Securities Act.

Description of Certain Indebtedness

New Credit Facility

Concurrently with the closing of this offering, we intend to enter into a new $750 million senior secured credit facility with a syndicate of financial institutions, including Citigroup Global Markets Inc. and CIBC, which will act as joint-lead arrangers and joint bookrunning managers and an affiliate of Citigroup Global Markets Inc., which will act as administrative agent. The new credit facility will be comprised of a revolving credit facility in the principal amount of $100 million (to be reduced to $50 million upon the earlier of the completion of the legal reorganization of a portion of our international operations and the date that is 364 days from the closing date) and a term loan facility in the principal amount of $650 million. Loans under the new credit facility will be made available to us and certain of our subsidiaries in various foreign jurisdictions and in various foreign currencies. The new credit facility will have the following terms:

Interest Rate and Fees. Borrowings under the new credit facility will bear interest, at our option, at either (a) LIBOR plus the applicable margin or (b) the Euribor rate plus the applicable margin, in each case in addition to certain other mandatory costs associated with syndication in the European markets. The applicable margin for LIBOR and Euribor loans will be 2.25%, provided that the applicable margin with respect to revolving loans may be reduced to 2.00% or 1.75% based on a leverage test to be agreed in the new credit agreement. After the completion of the offering, we intend to enter into interest rate swap agreements that we expect will, based on current market rates for such agreements, effectively fix the interest rate on approximately 85% of the term loan portion of the new credit facility at a weighted average rate of 5.92% for 3 years, although the rate is subject to change until we have entered into such agreements.

The new credit facility will require payment to the lenders of a commitment fee, payable quarterly in arrears, on any unused commitments under the revolving credit facility equal to 0.75% per annum, as well as other fees.

Maturity. The revolving credit facility will mature 6.5 years after the closing date and the term loan facility will mature 7 years after the closing date.

Scheduled Principal Repayments. The new credit facility will require us to repay $6.5 million of the term loan each year in quarterly installments, beginning September 30, 2005. The remaining $606.1 million is due at maturity in May 2012.

Mandatory Prepayments. The new credit facility will require us to prepay outstanding loans under the term loan facility:

•	with 100% of the net cash proceeds received by us from any sale, transfer or other disposition of any assets, subject to certain customary reinvestment rights and with an exemption for sales of up to $100,000 for any transaction or series of related transactions, exemption of the first $10,000,000 of cumulative net proceeds and exemption of up to an additional $10,000,000 of net proceeds from the sale of four identified manufacturing facilities;

•	with 100% of the net cash proceeds received by us from any insurance recovery or condemnation events, subject to certain exceptions and reinvestment rights and with an exemption for the first $2,000,000 of cumulative net insurance or condemnation proceeds;

•	with 100% of the net cash proceeds from the incurrence of any indebtedness by us, subject to customary exceptions; and

•	with 50% of the amount equal to our pre-dividend free cash flow minus our actual dividend payments, except that in the event our dividend payments exceed 65% of our pre-dividend free cash flow, we will be required to make prepayments in the amount of 75% of the amount equal to our pre-dividend free cash flow minus our actual dividend payments.

Voluntary Prepayments. Voluntary prepayments may be made without premium or penalty (except for customary breakage costs if paid on a date prior to the last day of an interest period) at any time on three business days’ notice in a minimum principal amount of $5 million and an integral multiple of $250,000 in excess of that amount.

Financial Covenants. Our new credit facility will require that we meet certain financial ratio covenants in order to avoid a default or event of default under the facility. These covenants are as follows:

•	Our interest coverage ratio (as defined below) as of the end of any period set forth below must exceed the ratio set forth for such period:

Period	Ratio
Fiscal quarters ending September 30, 2005 through March 31, 2006	3.50:1
Fiscal quarters ending June 30, 2006 through December 31, 2006	4.00:1
Fiscal quarters ending March 31, 2007 through December 31, 2007	4.25:1
Fiscal quarters ending March 31, 2008 through December 31, 2008	4.50:1
Fiscal quarters ending March 31, 2009 through December 31, 2009	4.75:1
Fiscal quarters ending March 31, 2010 through December 31, 2010	5.00:1
Fiscal quarters ending March 31, 2011 and thereafter	5.25:1

“Interest coverage ratio” means the ratio of (i) the Adjusted EBITDA for the four fiscal quarter period then ending to (ii) the interest expense for such period. In computing interest expense for any period prior to the completion of four full fiscal quarters following this offering, interest expense for such period shall equal the product of (x) interest expense incurred following the completion of this offering multiplied by (y) a fraction, the numerator of which is equal to 365 and the denominator of which is equal to the number of days that have elapsed following the completion of this offering. The definition of Adjusted EBITDA is set forth in footnote 1 to the table in “Selected Consolidated Financial Data.”

•	Our leverage ratio (as defined below) as of the end of any period set forth below must not exceed the ratio set forth for such period:

Period	Ratio
Fiscal quarters ending September 30, 2005 and December 31, 2005	4.50:1
Fiscal quarter ending March 31, 2006	4.25:1
Fiscal quarter ending June 30, 2006 through December 31, 2006	4.00:1
Fiscal quarters ending March 31, 2007 through December 31, 2007	3.75:1
Fiscal quarters ending March 31, 2008 and June 30, 2008	3.50:1
Fiscal quarters ending September 30, 2008 and December 31, 2008	3.25:1
Fiscal quarters ending March 31, 2009 through December 31, 2009	3.00:1
Fiscal quarters ending March 31, 2010 and June 30, 2010	2.75:1
Fiscal quarters ending September 30, 2010 and December 31, 2010	2.50:1
Fiscal quarters ending March 31, 2011 and June 30, 2011	2.25:1
Fiscal quarters ending September 30, 2011 and thereafter	2.00:1

“Leverage ratio” means on any date, the ratio of (i) our actual amount of funded indebtedness as of such date plus the principal component of all capitalized lease obligations (excluding up to $50 million of borrowing under the revolving credit facility to fund the legal reorganization of a portion of our international operations) to (ii) our Adjusted EBITDA for the period of four consecutive fiscal quarters ending on such date.

•	Our fixed charge coverage ratio (as defined below) as of the end of any period set forth below must exceed the ratio set forth for such period:

Period	Ratio
Fiscal quarters ending September 30, 2005 through December 31, 2006	1.75:1
Fiscal quarters ending March 31, 2007 through December 31, 2007	1.85:1
Fiscal quarters ending March 31, 2008 and thereafter	1.90:1

“Fixed charge coverage ratio” means the ratio as of the last day of any fiscal quarter of (i) Adjusted EBITDA for the four fiscal quarter period then ending to (ii) fixed charges for such period, where fixed charges equal the sum of interest expense, scheduled principal payments on debt and cash income taxes. In computing fixed charges for any period prior to the completion of four full fiscal quarters following this offering, fixed charges for such period shall equal the product of (x) fixed charges incurred following the completion of this offering multiplied by (y) a fraction, the numerator of which is equal to 365 and the denominator of which is equal to the number of days that have elapsed following the completion of this offering.

Other Covenants. Our new credit facility will contain customary affirmative covenants, negative covenants and restrictions, including, among others, and subject to customary baskets and other exceptions, limitations on or prohibitions against the incurrence, assumption or guaranty of other indebtedness, liens, dividends and other restricted junior payments (see “—Restrictions on Payment of Dividends” immediately below for a more detailed description), investments, dispositions of assets or subsidiary interests, mergers, certain fundamental changes in the nature of our business, sale-leaseback transactions and affiliate transactions. Our new credit facility will permit the incurrence of $20 million of additional indebtedness with respect to capital leases and purchase money obligations, $15 million of general additional indebtedness and certain other additional indebtedness, including, subject to the satisfaction of certain financial ratios on a pro forma basis after giving effect to such incurrence, up to $150 million of subordinated indebtedness incurred in connection with permitted acquisitions. Our new credit facility limits the amount of our capital expenditures in any given fiscal year, beginning with the fiscal year ended December 31, 2005, to an amount less than $44 million exclusive of excess cash amounts permitted to be spent on capital expenditures.

Restrictions on Payment of Dividends. Our new credit facility contains restrictions on the payment of dividends on our common stock. We may not pay dividends at any time when a default or event of default has occurred and is continuing or would occur as a result of such payment, including any default arising under the financial covenants described above. As long as no default or event of default has occurred and is continuing, our new credit facility allows us to pay on the 15th day of each March, June, September and December (i) during the period commencing July 1, 2005 until but not including December 31, 2006 dividends in the amount of up to $10 million per fiscal quarter and (ii) commencing on December 31, 2006 and at the end of every fiscal quarter thereafter, cash dividends not to exceed 75% of our pre-dividend free cash flow (as defined in our new credit facility) for the four fiscal quarters ended immediately prior to such date. “Pre-dividend free cash flow” is defined in our new credit facility as Adjusted EBITDA minus the sum of (i) cash interest expense, (ii) net cash taxes, (iii) cash capital expenditures (reduced by the amount of any asset sale, insurance or condemnation proceeds which we are permitted to retain in our business and any capital expenditures made with the proceeds of previously generated surplus cash), (iv) all scheduled debt repayments, (v) cash restructuring expenses and (vi) cash payments of withholding taxes from proceeds of the repurchase, redemption or retention of our common stock relating to equity incentive awards.

Collateral. We will give to the collateral agent on behalf of the lenders collateral consisting of, without limitation, a pledge of the capital stock of certain of our subsidiaries and certain intercompany debt, and a security interest in substantially all our assets and the assets of most of our subsidiaries that are guarantors under the existing facility, in all cases subject to legal and tax considerations and requirements.

Events of Default. Our new credit facility will specify certain customary events of default, including but not limited to failure to pay principal or interest or other amounts when due, breach of certain covenants or representations, cross-defaults to certain other agreements and indebtedness in excess of specified amounts, judgment defaults in excess of specified amounts, certain events of bankruptcy and insolvency, dissolution, certain ERISA-related defaults, a change of control, and a failure of any guaranty or security document supporting the new credit facility to be in full force and effect.

Existing Credit Facilities

In December 2002, we, Xerium S.A. and other subsidiaries of Xerium S.A. entered into a senior credit facility with various financial institutions, with CIBC acting as the facility agent, pursuant to which the Xerium companies borrowed $602.0 million in term loans and established a $50.0 million revolving credit facility. The term loans are allocated among three tranches and a portion of each tranche is denominated in Canadian Dollars and Euros. Tranche A originally consisted of $302.0 million in principal and matures in 2009. Tranche B originally consisted of $150.0 million in principal and matures in 2010. Tranche C originally consisted of $150.0 million in principal and matures in 2011. The revolving credit facility matures in 2009. The term loans bear interest at a rate equal to the LIBOR rate plus (i) 2.25% in the case of tranche A, (ii) 2.75% in the case of tranche B and (iii) 3.25% in the case of tranche C. The revolving credit facility bears interest at a rate equal to the LIBOR rate plus 2.25%.

Also in December 2002 we, Xerium S.A. and other subsidiaries of Xerium S.A. entered into a mezzanine credit facility with various financial institutions that matures in 2013. In February 2003, the Xerium companies borrowed $70.0 million and Euro 56.7 million under this facility. The interest rate applicable to the US Dollar portion of the loan is 16% and the interest rate applicable to the Euro portion of the loan is the LIBOR rate plus 11%.

All amounts outstanding under each of these credit facilities will be repaid with the proceeds of this offering and borrowings under our new credit facility.

In addition to the above debt, two of our operating units have long term debt that will remain outstanding following the completion of the transactions contemplated by this offering. The aggregate principal amount of such debt was $6.2 million as of December 31, 2004, and approximately $2.3 million was repaid in the first quarter of 2005. An additional $1.4 million will be repaid during the remainder of 2005, and the remaining $2.5 million will be repaid during 2006. We also have lines of credit in various foreign countries that are used to address our short-term operating needs, of which an aggregate of $11.0 million was outstanding as of December 31, 2004. These lines of credit will remain outstanding following the completion of the transactions contemplated by this offering.

Description of Capital Stock

The following is a description of the terms of our amended and restated certificate of incorporation and amended and restated by-laws, the forms of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part and which will become effective prior to the offering contemplated by this prospectus.

Authorized Capitalization

Upon completion of this offering, the total amount of our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Immediately after the recapitalization, as described in “The Transactions—The Recapitalization and the Offering,” but prior to the public offering, we anticipate that there will be 17 holders of our common stock including Xerium 3 S.A., directors and members of senior management.

Immediately after this offering and after the redemption of shares of our common stock from certain of our directors and members of senior management, there will be 38,069,337 shares of our common stock and no shares of our preferred stock outstanding.

Common Stock

All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

Dividends.    Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of shares of our common stock will be entitled to receive such dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. Dividends on our common stock will not be cumulative. Consequently, if dividends on our common stock are not declared and/or paid at the targeted level, our stockholders will not be entitled to receive such payments in the future.

Our board of directors will adopt a dividend policy, effective upon completion of this offering, pursuant to which, in the event and to the extent we have cash available for distribution to the holders of shares of our common stock, and subject to applicable law and the terms of our new credit facility, and any other then outstanding indebtedness of ours, our board of directors will in general declare cash dividends on our common stock. We intend to pay dividends at an initial annual rate of $1.05 in respect of the period following this offering through March 31, 2006 (assuming this offering had been completed on March 31, 2005). When dividends are declared, we intend to pay them on the 15th day of each March, June, September and December (or the next business day if the 15th day is not a business day) to holders of record on the 5th day of each such month (or the immediately preceding business day if the 5th day is not a business day). See “Dividend Policy and Restrictions.”

Our board of directors may, in its discretion, amend or repeal the dividend policy with respect to our common stock to decrease the level of dividends provided for or discontinue entirely the payment of dividends.

Rights Upon Liquidation.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share ratably in our assets available for distribution after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future.

Voting and Preemptive Rights.    Shares of our common stock will carry one vote per share on all matters submitted to a vote of stockholders. Holders of shares of our common stock have no preemptive rights.

Other Rights.    The holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide shares of preferred stock into one or more series and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the Delaware General Corporation Law, or “DGCL”. The issuance of shares of preferred stock could have the effect of decreasing the market price of our shares of common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of shares of our common stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Provisions of the DGCL, our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may have some anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•	the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time a person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

In addition, provisions of our amended and restated certificate of incorporation and amended and restated by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.

Quorum Requirements; Removal of Directors.    Our amended and restated certificate of incorporation provides for a minimum quorum of a majority voting power of the outstanding shares of our capital stock entitled to vote. Directors may be removed, with or without cause, by the affirmative vote of at least a majority in voting power of the outstanding shares of capital stock cast at a meeting of stockholders called for that purpose.

No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly address cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders.    Our amended and restated certificate of incorporation prohibits stockholder action by written consent at any time during which any class of our capital stock is registered under Section 12 of the Securities Exchange Act of 1934. Our amended and restated by-laws do not provide our stockholders with the power to call or to request our board of directors to call special meetings of stockholders. Rather, special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, the chief executive officer, two or more directors, or by one director in the event that there is only a single director in office.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our amended and restated by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must generally be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary not later than the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting is made, whichever occurs first.

Limitations on Liability and Indemnification of Officers and Directors.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends or stock repurchases); or

•	for transactions from which the director derived improper personal benefit.

Our amended and restated certificate of incorporation provides that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL if any such person is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request, as a director, manager, officer, partner, employee, agent or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred and not otherwise recovered by such person or on behalf of such person, in connection with such action, suit or proceeding and any appeal therefrom, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. We are also expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.    Subject to the terms of our amended and restated certificate of incorporation, our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions.    The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation may be amended only by a vote of at least two-thirds in voting power of the then outstanding shares of our capital stock entitled to vote:

•	the provisions relating to adoption, amendment or repeal of our amended and restated by-laws;

•	the prohibition on stockholder action by written consent at any time during which any class of our capital stock is registered under Section 12 of the Securities Exchange Act of 1934;

•	the provisions relating to the size of our board of directors;

•	the provisions relating to the quorum requirement for stockholder action;

•	the limitation on the liability of our directors to us and our stockholders;

•	the obligation to indemnify and advance expenses to the directors and officers to the fullest extent authorized by the DGCL under certain circumstances; and

•	the supermajority voting requirements listed above.

In addition, our amended and restated certificate of incorporation grants our board of directors the authority to adopt amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation, subject to the right of the stockholders, upon the affirmative vote of at least two-thirds in voting power of the then outstanding shares of our capital stock, to adopt, amend or repeal our by-laws, including to amend or repeal the by-laws adopted or amended by our board of directors.

Listing

We have applied to list our shares of common stock on the New York Stock Exchange under the symbol “XRM”. There is currently no established public trading market for our common stock.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Shares Eligible for Future Sale

Prior to the offering, there has been no public market for our common stock. Future sales or the availability for sale of substantial amounts of shares of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of our securities.

Upon completion of this offering and after the redemption of shares of common stock from certain of our directors and members of senior management, there will be 38,069,337 shares of our common stock outstanding. Of these shares, the 16,433,213 shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The remaining 21,636,124 shares of common stock, held by our existing equity investors, are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 380,693 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement prior to this offering is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in

Rule 144.

Lock-up Agreements

We, our executive officers and directors and the selling stockholder have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including the filing (or participation in the filing) of a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated together, in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or a press release announcing a significant event or (y) prior to the expiration of such 180 days, we announce that we will release earnings or issue a press release announcing a significant event during the 17-day period beginning on the last day of such 180-day period, the restrictions described above shall continue to apply until the expiration of the 17-day period beginning on the date of the earnings or the press release. The representatives of the underwriters have informed us that they do not have a present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-ups will be considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is one of our officers, directors or affiliates.

Notwithstanding the foregoing, we may, pursuant to the lockup agreements, issue common stock pursuant to our 2005 Equity Incentive Plan and up to 20% of the number of shares of common stock outstanding after the closing of this offering (and after the redemption of common stock from certain directors and members of senior management) as consideration in connection with acquisitions, provided that the recipients agree to the restrictions in the lock-up agreements. Individuals may also transfer securities subject to the lock-up agreements as bona fide gifts or to a trust for the direct or indirect benefit of such individual or his or her “immediate family,” provided that the recipient agrees to the restrictions in the lock-up agreement and no filing by any party (transferor or transferee) under the Securities Exchange Act of 1934, as amended, shall be voluntarily made in connection with such transfer.

Registration Rights

Our existing equity investors will have certain demand and piggyback registration rights with respect to their shares of common stock. Registration rights may not be exercised during the lock-up period. See “Related Party Transactions—Registration Rights Agreement.”

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock or other securities that we may issue may in turn be significant. In addition, we may grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors.

Material United States Federal Tax Considerations

The following discussion describes the material U.S. federal income tax considerations and, with respect to Non-U.S. Holders (as defined below) only, certain U.S. federal estate tax considerations, associated with the acquisition, ownership and disposition of our common stock as of the date hereof by U.S. Holders (as defined below) and Non-U.S. Holders. This discussion deals only with common stock held as capital assets by holders who acquired common stock in this offering. This discussion does not cover all aspects of U.S. federal taxation that may be relevant to the acquisition, ownership or disposition of common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies,

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	tax-exempt entities,

•	insurance companies,

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	persons liable for alternative minimum tax,

•	U.S. expatriates,

•	investors in pass-through entities, or

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal tax considerations different from those discussed below. This discussion does not address any state, local or non-U.S. tax considerations.

A “U.S. Holder” of common stock means a beneficial owner that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.,

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the U.S. or any political subdivision thereof,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, we urge you to consult your own tax advisors.

If you are considering the purchase of common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal tax consequences to you of the acquisition, ownership and disposition of common stock, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

The following discussion applies only to U.S. Holders.

Dividends

The gross amount of dividends paid to you will be treated as dividend income to you to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such income will be includible in your gross income on the day received by you. Distributions to you in excess of earnings and profits will be treated first as a return of capital that reduces your tax basis in the shares of common stock, and then as gain from the sale or exchange of shares of common stock. Under current legislation, which is scheduled to “sunset” at the end of 2008, dividend income will generally be taxed to you (if you are an individual) at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied. Dividends received after 2008 will be taxable to you at ordinary income rates, absent intervening legislation. Corporate U.S. Holders may be entitled to a dividends-received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to numerous limitations and requirements.

Sale, Exchange or Other Disposition of Common Stock

Upon the sale, exchange or other disposition of shares of our common stock, you will recognize capital gain or loss in an amount equal to the difference between the amount realized for your shares of common stock and your tax basis in the shares of common stock. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends paid on common stock and to the proceeds of sale of common stock paid to a U.S. Holder other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service (“IRS”).

Consequences to Non-U.S. Holders

The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner of that partnership generally will depend on the tax status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, we urge you to consult your own tax advisors.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the U.S. or, if certain tax treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, you must provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Applicable Treasury Regulations provide alternative methods for satisfying this requirement. Under these Treasury Regulations, in the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foregoing intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to your U.S. permanent establishment,

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition, and you have a “tax home” in the United States, or

•	we are or have been during a specified testing period a “United States real property holding corporation” for U.S. federal income tax purposes.

If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other disposition under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other disposition which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

We believe that we have not been and we are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

Shares of our common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, and, therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

You may be subject to information reporting requirements and backup withholding with respect to dividend payments on, and the proceeds from dispositions of, shares of common stock, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to backup withholding and information reporting unless you certify that you are not a United States person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a United States person and is not a foreign person with certain specified U.S. connections (a “U.S. Related Person”), they will not be subject to backup withholding or information reporting.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a United States person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding) unless you certify that you are not a United States person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

In addition, the amount of dividends paid to you and the amount of tax, if any, withheld from such payment must generally be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you are resident.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished by you to the IRS.

Underwriting

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunning managers of the offering, and, together with CIBC World Markets Corp., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
CIBC World Markets Corp.
Robert W. Baird & Co. Incorporated
Legg Mason Wood Walker, Incorporated

Total	16,433,213

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $     per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $     per share on sales to other dealers. If all the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholder that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,464,982 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our executive officers and directors and the selling stockholder have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including the filing (or participation in the filing) of a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated together, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or a press release announcing a significant event or (y) prior to the expiration of such 180 days, we announce that we will release earnings or issue a press release announcing a significant event during the 17-day period beginning on the last day of such 180-day period, the restrictions described above shall continue to apply until the expiration of the 17-day period beginning on the date of the earnings or the press release. The representatives of the underwriters have informed us that they do not have a present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-ups will be considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is one of our officers, directors or affiliates.

Notwithstanding the foregoing, we may, pursuant to the lockup agreements, issue common stock pursuant to our 2005 Equity Incentive Plan and up to 20% of the number of shares of common stock outstanding after the closing of this offering (and after the redemption of common stock from certain directors and members of senior management) as consideration in connection with acquisitions, provided that the recipients agree to the restrictions in the lock-up agreements. Individuals may also transfer securities subject to the lock-up agreements as bona fide gifts or to a trust for the direct or indirect benefit of such individual or his or her “immediate family,” provided that the recipient agrees to the restrictions in the lock-up agreement and no filing by any party (transferor or transferee) under the Securities Exchange Act of 1934, as amended, shall be voluntarily made in connection with such transfer.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom;

•	the offer in the Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises); and

•	the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than this initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock listed on the New York Stock Exchange under the symbol “XRM”. The underwriters have undertaken to sell shares of common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet the New York Stock Exchange distribution requirements.

The following table shows the underwriting discounts and commissions that we and the selling stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Xerium Technologies, Inc.		Paid by selling stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share.	$	$	$	$
Total	$	$	$	$

The expenses of the offering and the other transactions described in this prospectus, not including underwriting discounts and commissions and the fees payable to the arrangers and lenders under our new credit facility, are estimated to be $15.8 million and are payable by us.

In connection with the offering, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchasers of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Affiliates of CIBC World Markets Corp. own approximately 5.6% of the common stock of Xerium S.A, of which we are an indirect, wholly-owned subsidiary prior to this offering. An affiliate of CIBC World Markets Corp. is one of the lenders under our existing senior credit facility, and has served as one of the two lead arrangers and as the facility agent for our existing senior credit facility.

Citigroup Global Markets Inc. and CIBC are the joint-lead arrangers and joint bookrunning managers of our new credit facility. An affiliate of Citigroup Global Markets Inc. will be the administrative agent under the new credit facility.

The underwriters and their affiliates have performed investment banking and advisory services for us and our affiliates from time to time for which they received customary fees and expenses. The underwriters may, from time to time, engage in transactions and perform services for us, our subsidiaries or our affiliates in the ordinary course of their business.

A prospectus in electronic format may be made available by one or more of the underwriters, including Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Legal Matters

The validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Experts

The consolidated financial statements of Xerium S.A. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. As a result of the effectiveness of the registration statement, we are subject to the informational reporting requirements of the Exchange Act of 1934 and, under that Act, we will file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Xerium Technologies, Inc.

One Technology Drive

Westborough Technology Park

Westborough, Massachusetts 01581

(508) 616-9468

Index to Consolidated Financial Statements

XERIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors

Xerium S.A.

We have audited the accompanying consolidated balance sheets of Xerium S.A. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xerium S.A. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP

Boston, Massachusetts

March 8, 2005

XERIUM S.A.

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2004
	(dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$22,294	$24,002
Accounts receivable (net of allowance for doubtful accounts of $2,313 in 2003 and $2,034 in 2004)	106,694	113,283
Inventories	113,424	110,931
Prepaid expenses	3,677	4,131
Other current assets	1,411	9,717

Total current assets	247,500	262,064
Property and equipment, net	394,690	393,621
Goodwill	303,570	320,297
Intangible assets and deferred financing costs, net	35,762	30,804
Other assets	2,471	11,166

Total assets	$983,993	$1,017,952

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Notes payable	$12,131	$11,014
Accounts payable	37,946	39,217
Accrued expenses	64,654	72,720
Current maturities of long-term debt	37,662	45,703

Total current liabilities	152,393	168,654
Long-term debt, net of current maturities	773,824	771,132
Deferred taxes	34,698	42,050
Pension, other postretirement and postemployment obligations	87,607	90,601
Other liabilities	59	611
Commitments and contingencies	—	—
Stockholders’ deficit
Common stock, € 2 stated value, 569,563 shares authorized and issued	1,150	1,150
Treasury stock, at cost—22,750 shares at December 31, 2003 and 18,250 shares at December 31, 2004	(5,658)	(4,969)
Paid-in capital	10,915	17,346
Deferred compensation	(2,864)	(6,530)
Accumulated deficit	(32,795)	(47,030)
Accumulated other comprehensive loss	(35,336)	(15,063)

Total stockholders’ deficit	(64,588)	(55,096)

Total liabilities and stockholders’ deficit	$983,993	$1,017,952

See accompanying notes.

XERIUM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2002	2003	2004
	(dollars in thousands except per share data)

Net sales	$514,945	$560,668	$586,794
Costs and expenses:
Cost of products sold	257,684	284,466	309,626
Selling	60,951	67,074	72,818
General and administrative	79,241	82,436	84,120
Restructuring	8,497	10,971	19,533
Research and development	7,783	7,093	8,819
Offering costs	—	—	7,429

	414,156	452,040	502,345

Income from operations	100,789	108,628	84,449

Interest expense	(61,088)	(64,001)	(67,805)
Interest income	923	711	570
Foreign exchange gain (loss)	8,443	(8,050)	(4,669)
Loss on early extinguishment of debt	(36,158)	(673)	—

Income before provision for income taxes	12,909	36,615	12,545
Provision for income taxes	13,539	40,423	26,641

Net loss	$(630)	$(3,808)	$(14,096)

Net loss per share:
Basic	$(1.13)	$(6.85)	$(24.75)
Diluted	$(1.13)	$(6.85)	$(24.75)
Shares used in computing net loss per share:
Basic	555,556	555,671	569,563
Diluted	555,556	555,671	569,563

See accompanying notes.

XERIUM S.A.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Common Stock		Treasury Stock		Paid-in Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
	(dollars in thousands)
Balance at December 31, 2001 as previously reported	555,556	$1,118	–	$–	$2,000	$–	$(25,337)	$(16,941)	$(39,160)
Correction of errors in prior periods	–	–	–	–	–	–	(3,020)	56	(2,964)

Adjusted Balance of December 31, 2001	555,556	1,118	–	–	2,000	–	(28,357)	(16,885)	(42,124)
Components of comprehensive loss:
Net loss	–	–	–	–	–	–	(630)	–	(630)
Foreign currency translation adjustments	–	–	–	–	–	–	–	(33,158)	(33,158)
Minimum pension liability adjustment, net of income taxes of $1,513	–	–	–	–	–	–	–	(2,319)	(2,319)
Change in value of derivative instruments, net of income taxes of $249	–	–	–	–	–	–	–	(943)	(943)
Total other comprehensive loss	–	–	–	–	–	–	–	–	(37,050)
Components of treasury stock:
Share repurchase	–	–	3,500	(1,024)	–	–	–	–	(1,024)
Tax effect of share repurchase	–	–	–	–	–	–	–	405	405
Components of paid-in capital:
Liquidation of minority interest in subsidiaries	–	–	–	–	(197)	–	–	–	(197)
Imputed interest from shareholder note	–	–	–	–	1,211	–	–	–	1,211
Compensation expense associated with share issuance	–	–	–	–	2,560	–	–	–	2,560

Balance at December 31, 2002	555,556	1,118	3,500	(1,024)	5,574	–	(28,987)	(52,900)	(76,219)
Components of comprehensive loss:
Net loss	–	–	–	–	–	–	(3,808)	–	(3,808)
Foreign currency translation adjustments	–	–	–	–	–	–	–	20,692	20,692
Minimum pension liability adjustment, net of income taxes of $658	–	–	–	–	–	–	–	(1,048)	(1,048)
Change in value of derivative instruments, net of income taxes of $1,571	–	–	–	–	–	–	–	2,900	2,900
Valuation allowance for income taxes	–	–	–	–	–	–	–	(4,980)	(4,980)

Total other comprehensive income	–	–	–	–	–	–	–	–	13,756
Sale of restricted stock	14,007	32	–	–	1,492	–	–	–	1,524
Treasury stock repurchases	–	–	19,250	(4,634)	–	–	–	–	(4,634)
Components of paid-in capital:
Imputed interest from shareholder note	–	–	–	–	1,574	–	–	–	1,574
Deferred compensation for unvested awards	–	–	–	–	2,864	(2,864)	–	–	–
Subscriptions receivable	–	–	–	–	(589)	–	–	–	(589)

Balance at December 31, 2003	569,563	1,150	22,750	(5,658)	10,915	(2,864)	(32,795)	(35,336)	(64,588)
Components of comprehensive loss:
Net loss							(14,096)		(14,096)
Foreign currency translation adjustments								13,450	13,450
Minimum pension liability adjustment								(29)	(29)
Change in value of derivative instruments								6,852	6,852

Total other comprehensive income									6,177
Treasury stock sale	–	–	(4,500)	689	–	–	(139)	–	550
Components of paid-in capital:
Imputed interest from shareholder note	–	–	–	–	1,897	–	–	–	1,897
Deferred compensation for unvested awards	–	–	–	–	3,666	(3,666)	–	–	–
Subscriptions receivable	–	–	–	–	(350)	–	–	–	(350)
Forgiveness of subscriptions receivable	–	–	–	–	939	–	–	–	939
Compensation expense associated with share issuance	–	–	–	–	279	–	–	–	279

Balance at December 31, 2004	569,563	$1,150	18,250	$(4,969)	$17,346	$(6,530)	$(47,030)	$(15,063)	$(55,096)

See accompanying notes.

XERIUM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2003	2004
	(dollars in thousands)
Operating activities
Net loss	$(630)	$(3,808)	$(14,096)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock-based compensation	2,560	–	279
Depreciation	43,184	43,883	43,505
Amortization of other intangibles	4,226	4,112	4,172
Deferred financing cost amortization	3,146	1,032	984
Unrealized foreign exchange loss on revaluation of debt	1,989	11,881	5,606
Deferred taxes	(6,285)	25,905	4,785
Deferred interest	27,312	11,314	12,163
Asset impairment	8,384	4,769	10,331
Loss on early extinguishment of debt	36,158	673	–
Change in assets and liabilities net of effect of acquired businesses which provided (used) cash:
Accounts receivable	(84)	6,682	(1,121)
Inventories	3,787	2,474	8,449
Prepaid expenses	1,026	439	(263)
Other current assets	(2,174)	3,809	312
Other noncurrent assets	(4,511)	–	–
Accounts payable and accrued expenses	3,069	(7,663)	1,683
Payment of acquisition-related obligations	(3,808)	–	–
Deferred and other long term liabilities	732	2,112	604
Other	5,287	(1,209)	1,308

Net cash provided by operating activities	123,368	106,405	78,701

Investing activities
Capital expenditures, gross	(27,248)	(43,817)	(36,593)
Proceeds from disposals of property and equipment	463	4,336	952
Cost of acquired businesses, net of cash acquired	(1,792)	–	–
Other	(2,279)	423	(920)

Net cash used in investing activities	(30,856)	(39,058)	(36,561)

Financing activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	(1,973)	1,836	(1,547)
Proceeds from borrowings (maturities longer than 90 days)	601,916	134,260	–
Principal payments on debt	(646,420)	(199,252)	(37,539)
Purchase of common stock	(1,024)	(4,634)	–
Payments on refinancing activities	(14,732)	(13,875)	–
Other	–	(991)	(4,039)

Net cash used in financing activities	(62,233)	(82,656)	(43,125)

Effect of exchange rate changes on cash flows	(11,260)	4,769	2,693

Net increase (decrease) in cash	19,019	(10,540)	1,708
Cash and cash equivalents at beginning of year	13,815	32,834	22,294

Cash and cash equivalents at end of year	$32,834	$22,294	$24,002

Interest payments	$29,144	$53,692	$52,696

Income tax payments	$13,599	$22,231	$21,583

See accompanying notes.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands except per share data)

December 31, 2004

1.    Company History

Xerium S.A. (the Company), a Luxembourg company incorporated in 1999 with no previous operations, acquired the Paper Technology Group from Invensys plc on December 3, 1999. The principal business of the Company is the production and sale of clothing, roll coverings and spreader rolls used primarily on paper-making machines. Operations are strategically located in the major paper-making regions of the world, including the United States (US), Canada, the United Kingdom, Continental Europe, Asia-Pacific and South America. As discussed in Note 17, the Company will undergo a reorganization in connection with its initial public offering.

2.    Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of Xerium S.A. and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

Revenue Recognition

Revenue on product sales is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery including transfer of title has occurred, and there is a reasonable assurance of collection of the sales proceeds. The Company generally obtains written purchase authorizations from customers for a specific product at a specified price and considers delivery and transfer of title to have occurred primarily at the time of shipment. Revenue is recorded net of applicable allowances, including estimated allowances for returns, rebates, and other discounts. The Company sells to certain customers on a consignment basis. As part of the consignment agreement the Company delivers the goods to a location designated by the customer. In addition, the customer and the Company agree to a “sunset” date, which represents the date by which the customer must accept all risks and rewards of ownership of the product and payment terms begin. For consignment sales, revenue is recognized based on actual product usage or the “sunset” date.

Classification of Costs and Expenses

Cost of products sold includes raw materials, manufacturing labor, direct and indirect overhead costs, product freight, and depreciation of manufacturing plant and equipment. Warehousing costs incurred as a result of customer-specific delivery terms are also included in cost of products sold.

Selling expenses include direct sales force salaries, commissions and expenses as well as agents’ commissions and fees, other warehousing costs, advertising costs and marketing costs.

General and administrative expenses include costs relating to management and administrative staff such as: employee compensation and benefits, travel and entertainment, and other non-manufacturing facility occupancy costs including rent expense and professional fees, as well as depreciation on non-manufacturing equipment and office supplies and expenses.

Research and development expenses are comprised of engineering staff wages and associated fringe benefits, as well as the cost of prototypes, testing materials and non-capitalizable testing equipment.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Advertising Costs

Selling expenses include advertising expense of $2,329, $2,490 and $2,867 in 2002, 2003 and 2004, respectively. The Company expenses all advertising costs as incurred.

Translation of Financial Statements

The reporting currency of the Company is US Dollars. Assets and liabilities of non-US operations are translated at year-end rates of exchange, and the consolidated statements of operations and cash flows are translated at the average rates of exchange during the year. Gains and losses resulting from translating non-US Dollar denominated financial statements are recorded in “Accumulated Other Comprehensive Loss” as a component of stockholders’ deficit.

Foreign Exchange

Foreign exchange gains and losses arising out of transactions denominated in currencies other than a subsidiary’s functional currency are recorded in the consolidated statements of operations. Net exchange gains and losses are recorded in “Foreign exchange gain (loss)” and amounted to a gain of $8,443 and losses of $8,050 and $4,669 during the years ended December 31, 2002, 2003 and 2004, respectively.

Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS No. 133). SFAS No. 133 requires companies to record derivatives on their balance sheets as either assets or liabilities measured at their fair value. All changes in the fair value of derivatives are recognized currently in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

There are two types of hedges into which the Company enters: hedges of fair value exposure and hedges of cash flow exposure. Hedges of fair value exposure are entered into in order to hedge the fair value of a recognized asset or liability, or a firm commitment. Hedges of cash flow exposure are entered into in order to hedge a forecasted transaction or the variability of cash flows to be paid related to a recognized liability. On the date the derivative contract is executed, the Company designates the derivative as either a fair value or a cash flow hedge. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of the related hedged assets, liabilities and firm commitments. Changes in the effective portion of the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive loss until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative’s change in fair value is immediately recognized in earnings.

The Company has also entered into swaption agreements. The agreements are not accounted for as hedges, thus all changes in the fair value of these instruments are recorded currently through earnings.

The Company’s derivative and hedging activities are discussed in Note 9.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with maturities of three months or less when acquired.

Allowance for Doubtful Accounts

Bad debt provisions are included in general and administrative expense. The amounts recorded are generally derived based upon specific customer credit history and payment trends, while also factoring in any new business conditions that might impact the historical analysis.

Inventories

Inventories are valued at the lower of cost or market. Raw materials are valued principally on a weighted average basis. The Company’s work in process and finished goods are specifically identified and valued based on actual inputs to production. Provisions are recorded as appropriate to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires management to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Inventory was written down by $1,874, $2,755 and $2,785 during the years ended December 31, 2002, 2003 and 2004, respectively.

Financial Instruments

The carrying value of cash and cash equivalents, trade receivables, other current assets, accounts payable, notes payable and amounts included in accruals meeting the definition of a financial instrument approximate fair value due to their short-term nature. The carrying value of long-term debt approximates fair value due to the instruments variable interest rate or short-term maturity (see Note 8). The Company determines estimated fair values based upon quoted market values where applicable, or management estimates.

Long-lived Assets

Property and equipment

Property and equipment acquired in connection with acquisitions are recorded at fair value as of the date of the acquisition, and subsequent additions are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Asset	Years
Buildings	50
Machinery and equipment – Heavy	16-25
– General	13-15
– Light	6-12
– Molds, tools, office and computers	2-5

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Intangible assets

Intangible assets consist of patents, licenses, trademarks and deferred financing costs.

Patents, licenses and trademarks are amortized on a straight-line basis over their remaining lives, which range from one to fifteen years. Deferred financing costs are amortized using the effective interest method as a component of interest expense over the life of the related debt.

Impairment

The Company reviews its long-lived assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that companies evaluate the fair value of long-lived assets based on the anticipated undiscounted future cash flows to be generated by the assets when indicators of impairment exist to determine if there is impairment to the carrying value. Any change in the carrying amount of an asset as a result of the Company’s evaluation has been recorded in restructuring expense in the consolidated statements of operations. Impairment charges are discussed in Note 15.

Goodwill

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, Accounting for Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 142 requires that goodwill and intangible assets that have indefinite lives not be amortized but, instead, must be tested at least annually for impairment or whenever events or business conditions warrant.

Annually the Company performs an impairment test using a discounted cash flow model that estimates the equity value of each segment based on projected cash flows. The cash flow estimates are based upon historical cash flows, as well as future projected cash flows, and include a terminal value. The Company believes that the procedures used for estimating the gross future cash flows and terminal value are reasonable and consistent with current market conditions. For the purpose of performing the annual impairment test, the Company allocates all asset and liabilities to the reporting segments. Shared assets and liabilities are allocated to the segments based upon the percentage of segment revenue to total revenue. The Company also allocates all operating results to the segments. Any shared expenses are allocated to the reporting segments based upon the percentage of segment revenue to total revenue. The Company performs an annual test for goodwill impairment as of December 31 each year. The results of the test as of December 2004 indicated that there was no impairment of goodwill.

Stock-Based Compensation

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS No. 148”), the Company has elected to follow the provisions of Accounting Principles Board (APB) No. 25 (“APB No. 25”) to account for stock-based awards to employees. Under APB No. 25, compensation expense with respect to such awards is not recognized, if on the date the awards were granted, the exercise price equaled the market value of the common shares.

SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Company has elected not to adopt the fair-value recognition provisions as provided for in SFAS No. 123, but to continue to apply APB No. 25 and related interpretations in accounting for its stock-based compensation plans. As a result the Company has adopted the disclosure-only provisions of SFAS No. 148. The adoption of this statement did not have a material effect on the Company’s financial statements.

Net Loss Per Common Share

Net loss per common share has been computed and presented pursuant to the provisions of SFAS No. 128, Earnings per Share (“SFAS No. 128”). Net loss per share is based on the weighted-average number of shares outstanding during the period. Net loss per share assuming dilution is based on the weighted-average number of shares and potential common shares for stock options outstanding during the period using the treasury stock method. In accordance with SFAS No. 128, the Company has not included any of its options, all of which are unvested, in the weighted-average number of shares calculation because the vesting of the Company’s outstanding options is contingent upon a change in control. As of December 31, 2004, no change in control has occurred and as such, the options are excluded from the calculation of weighted-average number of shares used in the diluted net loss per share. The Company did not have options outstanding during the year ended December 31, 2002. The Company’s stock option plan is more fully described in Note 14, Stock Options and Restricted Stock.

	2002	2003	2004
Weighted-average Common Shares Outstanding—Basic	555,556	555,671	569,563
Dilutive Effect of Options Outstanding	–	–	–

Weighted-average Common Shares Outstanding—Diluted	555,556	555,671	569,563

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, representing future tax benefits, are reduced by a valuation allowance when the determination can be made that it is “more likely than not” that all or a portion of the related tax asset will not be realized. The deferred tax provision or benefit represents the change in deferred tax assets and liabilities, excluding any amounts accounted for as components of accumulated other comprehensive loss, from the prior year. Income taxes are discussed in Note 10.

Commitments and Contingencies

The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued have been estimated based on consultation with legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes.

Offering Costs

The Company’s policy is to defer specific direct and incremental costs attributable to a proposed offering of securities. Those costs which are not direct and incremental are charged to operations. The Company has written off $7,429 of offering costs in the fourth quarter of 2004 relating to its previously contemplated offering of income deposit securities. The Company has included in other assets $7,372 of deferred offering costs that are a direct and incremental benefit to the proposed offering. (See Note 17).

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

New Accounting Standards

In May 2004, the Financial Accounting Standards Board (the “FASB”) issued Staff Position No. 106-2 (“FSP 106-2”), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act introduces a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of post-retirement health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 supersedes FSP 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which was issued in December 2003 and permitted a sponsor of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act until more authoritative guidance on the accounting for the federal subsidy was issued. See Note 11 for further discussion of the Company’s compliance with FSP 106-2.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight handling costs and spoilage, requiring these items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this accounting principle is not expected to have a significant impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (Revised 2004) (“SFAS No. 123R”). This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company’s equity instruments or liabilities that are based on the fair value of the Company’s equity securities or may be settled by the issuance of these securities. SFAS No. 123R discontinues the accounting for share-based compensation using APB No. 25 and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement are effective for financial statements issued for fiscal periods beginning after June 15, 2005. With respect to stock options and restricted stock outstanding on December 31, 2004, the adoption of this accounting principle is not expected to have a significant impact on the Company’s financial position or results of operations because vesting of such stock options and restricted stock occurs only upon a change of control. All such options and restricted stock will vest in connection with the Pending Transaction (see Note 17), at which time the Company will measure and record compensation expense based on the then current fair value of the options and restricted stock. As both the stock options and restricted stock vest only under a change in control, there is currently no difference in compensation expense charged to the consolidated statements of operations under the two methods. Thus, the proforma net loss under SFAS No. 123 and the reported net loss are identical. The full impact that the adoption of this statement will have on the Company’s financial position and results of operations will be determined by share-based payments granted in future periods.

3.    Acquisitions

In January 2002 the Company acquired all of the shares of Robec Walzen GmbH, a manufacturer of rolls with operations in Germany for $1,792 in cash (net of cash acquired). This acquisition was accounted for as a purchase and, accordingly, the Company included in its financial statements the results of operations of the acquired business from the acquisition date. The fair value of assets and liabilities was determined by valuations and appraisals at the time of the acquisition. The excess purchase price over fair value of identifiable assets and liabilities was recorded as goodwill and evaluated for impairment in accordance with SFAS No. 142.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

4.    Inventories

The components of inventories are as follows at:

	December 31
	2003	2004
Raw materials	$19,640	$21,774
Work in process	33,718	37,481
Finished units	60,066	51,676

	$113,424	$110,931

5.    Property and Equipment

Property and equipment consists of the following at:

	December 31
	2003	2004
Land	$26,691	$25,110
Buildings	127,016	132,471
Machinery and equipment:
– Heavy	35,987	36,919
– General	241,144	284,453
– Light	76,677	74,993
– Molds, tools, office and computers	62,349	72,703

Total machinery and equipment	416,157	469,068
Construction in progress	17,119	12,092

Total	586,983	638,741
Less accumulated depreciation	192,293	245,120

	$394,690	$393,621

6.    Goodwill, Intangible Assets and Deferred Financing Costs

The following table provides changes in the carrying amount of goodwill by segment for the years ended December 31, 2003 and 2004:

	Clothing	Rolls	Total
Balance at December 31, 2002	$46,468	$228,096	$274,564
Foreign currency translations	4,829	24,177	29,006

Balance at December 31, 2003	51,297	252,273	303,570
Tax adjustments related to pre-acquisition depreciation	–	627	627
Foreign currency translations	4,932	11,168	16,100

Balance at December 31, 2004	$56,229	$264,068	$320,297

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

The components of intangible assets and deferred financing costs are summarized as follows at:

	December 31
	2003	2004
Patents and licenses	$28,343	$28,393
Less accumulated amortization	(12,532)	(15,496)

Net patents and licenses	15,811	12,897

Trademarks	18,900	18,900
Less accumulated amortization	(5,145)	(6,406)

Net trademarks	13,755	12,494

Deferred financing costs	7,279	7,557
Less accumulated amortization	(1,083)	(2,144)

Net deferred financing costs	6,196	5,413

Net amortizable intangible assets and deferred financing costs	$35,762	$30,804

Amortization expense for intangibles amounted to $4,226, $4,112 and $4,172 for the years ended December 31, 2002, 2003 and 2004, respectively.

As of December 31, 2004, the estimated annual intangible asset amortization expense for each of the succeeding five years aggregates $21,141 as follows:

2005	$5,129
2006	5,078
2007	4,989
2008	3,344
2009	2,601

7.    Notes Payable

Notes payable consist of the following at:

	December 31
	2003	2004
Unsecured notes	$3,886	$3,208
Secured notes	8,245	7,806

Total	$12,131	$11,014

Notes payable consist primarily of committed lines of credit at banks to fund short-term working capital needs. The unused portion of these lines of credit totaled $57,347 at December 31, 2004. The secured portion of the debt is collateralized by either discounted accounts receivable or funds available under a multi-currency revolving credit facility of $50,000 which is a part of the Company’s Credit Agreement that will expire with the final extinguishments of the Senior Bank Debt in December 2011 (see Note 8). Interest rates are variable and are based upon local market rates. Annual commitment and similar fees charged by the banks approximate 0.75% of the unused facilities. Weighted-average interest rates on the total of all facilities available were 3.8% in 2003 and 3.6% in 2004, and weighted-average interest rates on outstanding borrowings were 2.0% and 3.0% (a range of 1.63% to 7%) as of December 31, 2003 and 2004, respectively.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

8.    Long-Term Debt

Long-term debt consists of the following at:

	December 31
	2003	2004
Senior Bank Debt (Secured):
Tranche A – Interest at LIBOR plus 2.25%, payable quarterly:
Euro denominated, 4.43% and 4.43%	$92,646	$89,558
Canadian Dollar denominated, 4.94% and 4.93%	20,732	20,049
US Dollar denominated, 3.46% and 4.65%	175,988	157,963
Tranche B – Interest at LIBOR plus 2.75%, payable quarterly:
Euro denominated, 4.93% and 4.93%	37,290	39,754
Canadian Dollar denominated, 5.44% and 5.43%	38,877	41,461
US Dollar denominated, 3.96% and 5.15%	79,583	78,779
Tranche C – Interest at LIBOR plus 3.25%, payable quarterly:
Euro denominated, 5.43% and 5.43%	121,754	129,805
US Dollar denominated, 4.46% and 5.65%	44,800	44,347

	611,670	601,716
Mezzanine Bank Debt (Subordinated Security):
Euro denominated – Interest at LIBOR plus 5.00% (7.18% and 7.23%), payable semi-annually, plus accrued Rolled-Up Margin of 6.00%	75,123	85,920
US Dollar denominated – Interest at 8.50%, payable semi-annually, plus accrued Rolled-Up Margin of 7.50%	74,576	80,371

	149,699	166,291
Shareholder Notes (Unsecured):
Non-interest bearing, Euro denominated	39,567	42,614
Other Long-Term Debt:
Secured, interest fixed from 2.5% to 5.0%, Euro denominated	1,048	650
Unsecured, interest fixed from 3.5% to 4.0%, Euro denominated	9,502	5,564

	811,486	816,835
Less current maturities	37,662	45,703

Total	$773,824	$771,132

The aggregate maturities of long-term debt for each of the following five years and thereafter are as follows at December 31:

2005	$45,703
2006	54,111
2007	58,852
2008	66,084
2009	66,084
Thereafter	526,001

$816,835

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

On December 16, 2002, the Company refinanced its Senior Bank Debt and recognized a loss upon early extinguishment of debt of $36,158. The net proceeds plus internally generated cash was used to partially repay the Vendor Notes, described below, by $39,794 and the 10% Shareholder Notes by $133,435. The Vendor Notes were unsecured and were payable to a former owner of certain subsidiaries who was also a shareholder. The notes were due in December 2011, along with accumulated interest, but under the Senior Credit Agreement were partially paid in 2002 and completely paid in 2003. The 10% Shareholder Notes and Non-Interest Bearing Shareholder Notes were payable to each shareholder in proportion to their respective ownership. The principal and accumulated interest were due in December 2011, but under the Senior Credit Agreement the 10% Shareholder Notes were partially paid in 2002 and completely paid in 2003.

On January 1, 2003, the Company adopted SFAS No. 145, Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 requires that any gain or loss on extinguishment of debt that does not meet the criteria of APB Opinion No. 30 for classification as an extraordinary item shall not be classified as extraordinary and shall be included in earnings from continuing operations. Adoption of this accounting standard resulted in a pre-tax charge to income before provision for income taxes of $36,158 and $673 during the years ended December 31, 2002 and 2003, respectively.

Senior Bank Debt is secured by a Credit Agreement (the Credit Agreement) dated December 9, 2002, whereby all of the assets of the Company are pledged. Tranche A of the Senior Bank Debt requires minimum semi-annual principal repayments increasing each year with the final payments due in 2009. Tranches B and C require minimum semi-annual repayments totaling 1% of the outstanding balance each year with final payments of 93% in 2010 for Tranche B and 92% in 2011 for Tranche C. The Credit Agreement requires mandatory prepayments of principal based upon percentages of defined annual cash flow and leverage ratios. It also requires repayment of principal from certain non-reinvested proceeds of significant disposals and claims. Upon a change in control of the Company, as defined in the Credit Agreement, all debt under the Credit Agreement becomes immediately due. The floating interest rates for the Senior Bank Debt are reset semi-annually. The margins over LIBOR rates for Tranche A can be reduced in 0.25% increments on a quarterly basis to a maximum of 1% for Tranche A based upon the Company meeting certain Leverage Ratio targets, as defined in the Credit Agreement. Effective at the end of December 2004, the Company received no reduction in this margin.

The Credit Agreement and related credit facilities carry certain restrictions and covenants dealing with various financial performance criteria, including a restriction of any payment of dividends. The Company was not in compliance with certain leverage covenants under the Credit Agreement as of December 31, 2004, and has subsequently obtained a waiver of noncompliance from the lenders. See Note 18 for additional disclosure.

On December 9, 2002, the Company also entered into Mezzanine Credit Agreements, as subsequently amended on February 25, 2003, in the amounts of US $70,000 and Euro 62,500. Proceeds from this debt were used to completely payoff the Vendor Notes and the 10% Shareholder Notes.

The debt under the Mezzanine Credit Agreements is secured by all of the assets of the Company but is subordinated to the Senior Credit Agreement. Interest is payable semi-annually at applicable LIBOR rates plus a cash margin of 5% for the Euro portion and at 8.5% for the US Dollar portion. The agreement also provides for additional roll-up or non-cash margin (rolled-up margin) of 6% for the Euro portion and 7.5% for the US Dollar portion that is capitalized to the principal on a semi-annual basis. The entire principal is due in 2013. The Mezzanine Credit Agreements also carry certain restrictions and covenants dealing with financial performance criteria similar to the Senior Credit Agreement. The Mezzanine Credit Agreements also provide for penalties for early prepayment of 2% of principal outstanding through February 2004 and 1% of principal outstanding through February 2005, and nothing thereafter.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

With regard to the Non-Interest Bearing Shareholder Notes, the Company records a notional interest expense of 10% in the consolidated statements of operations calculated on the discounted principal with the offset being reflected in additional paid-in capital.

Under the terms of the Senior Credit Agreements, the Company is required to hedge the floating interest rates of at least two-thirds of the combined debt outstanding for a minimum of three years through December 2005. At December 31, 2004, the Company had interest rate swaps outstanding with nominal values of approximately $581,323. The interest rate swaps are in effect through December 31, 2005. These swaps provide for the Company to pay fixed rates of 2.87%-2.93%, 2.49%-2.75% and 4.12% on Eurodollar, US Dollar and Canadian Dollar notional amounts, respectively, while receiving the applicable floating LIBOR rates from the counterparties. At December 31, 2004, approximately 84.5% of the floating rate principal amounts outstanding under the Senior Debt were covered under fixed interest rate contracts.

9.    Derivatives and Hedging

The Company has entered into several different types of derivatives instruments. Certain of these derivatives are treated as hedges under SFAS No. 133 and include interest rate swaps and caps that qualify as cash flow hedges, and foreign currency forward contracts that qualify as either cash flow or fair value hedges. The Company has also entered into swaptions, which do not qualify for hedge accounting treatment under SFAS No. 133.

Cash Flow and Fair Value Hedges

The Company utilizes interest rate swaps and caps to reduce interest rate risks and utilizes foreign currency forward contracts to manage risk exposure to movements in foreign exchange rates.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company links all hedges that are designated as fair value hedges to specific assets or liabilities on the consolidated balance sheets or to the specific firm commitments. The Company links all hedges that are designated as cash flow hedges to forecasted transactions or to floating-rate liabilities on the consolidated balance sheets. The Company also assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting prospectively. The Company’s derivative activities are as follows:

Cash Flow Hedges

The Company’s interest rate swap and cap agreements effectively convert a portion of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest-rate changes on future interest expense. All interest rate cap agreements had matured on December 31, 2003 and none were entered into during the year ended December 31, 2004. The fair value of the interest rate derivative contracts is approximately $(9,282) and $(1,225) at December 31, 2003 and 2004, respectively, and is included in accrued expenses. All changes in the fair value of these contracts are recorded in accumulated other comprehensive loss.

The Company, from time to time, enters into forward exchange contracts to fix currencies at specified rates based on expected future cash flows to protect against the fluctuations in cash flows resulting from sales denominated in foreign currency over the next year. The value of these contracts is recognized at fair value based on market

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

exchange forward rates. The fair value of these contracts represented an asset and amounted to $2,832 and $1,585 at December 31, 2003 and 2004, respectively. The change in fair value of these contracts is included in accumulated other comprehensive loss.

Fair Value Hedges

The Company is subject to exposure from fluctuations in foreign currencies. To manage this exposure, the Company uses foreign exchange forward contracts. The value of these contracts is recognized at fair value based on forward market exchange rates and is included in general and administrative expense. The amount was not deemed material to the Company’s consolidated statements of operations in 2002, 2003 and 2004.

Other Derivatives

The Company’s interest rate swaption agreements allow the counterparties the option to enter into interest rate swaps through 2004. If exercised, the effect of these instruments is to negate cash flows from certain of the currently outstanding interest rate swaps. These swaptions are written options. The value of these contracts is recognized at fair value based on market valuations and is included in general and administrative expense. For fiscal year 2003, the obligation arising from the fair value of interest rate swaption contracts was included in accrued expenses and not deemed material. There were no exercises under interest rate swaption contracts during the year ended December 31, 2004 and such swaptions have expired.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

10.    Income Taxes

The Company is domiciled in Luxembourg; however, substantially all of its operations are not. Significant components of the provision for income taxes by taxing jurisdictions are shown below:

The components of domestic (Luxembourg) and foreign income (loss) before the provision for income taxes are as follows:

	Year ended December 31
	2002	2003	2004
Luxembourg	$(2,793)	$(1,472)	$(9,262)
U.S.	(19,909)	(14,938)	(21,833)
Other foreign	35,611	53,025	43,640

Total	$12,909	$36,615	$12,545

	Year ended December 31
	2002	2003	2004
Current:
Luxembourg	$55	$1,024	$1,735
U.S.	(3,774)	(4,397)	13
Other foreign	22,543	20,127	20,108

Total current	18,824	16,754	21,856
Deferred:
Luxembourg	–	3,295	2,576
U.S.	(8,100)	19,895	3,124
Other foreign	2,815	479	(915)

Total deferred	(5,285)	23,669	4,785

Total provision	$13,539	$40,423	$26,641

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

The tax effect of temporary differences which give rise to significant portions of deferred income tax assets and liabilities are as follows:

	Year ended December 31
	2003	2004
Deferred tax asset arising from:
Net operating loss carryforwards	$92,434	$82,259
Pension and other benefit accruals	9,191	7,640
Tax credit	667	44
Other allowances and accruals, net	19,784	25,479

Total	$122,076	$115,422

Deferred tax liabilities arising from:
Property and equipment, net	$(40,581)	$(45,711)
Intangible assets, net	(1,158)	(4,209)
Unrealized foreign exchange gains/losses	(4,252)	(3,515)
Other allowances and assets, net	(326)	(2,750)

Total	(46,317)	(56,185)
Valuation allowance	(110,154)	(96,751)

Net deferred tax liability	$(34,395)	$(37,514)

Compliance with SFAS No. 109 requires the Company to periodically evaluate the necessity of establishing or adjusting a valuation allowance for deferred tax assets depending on whether it is more likely than not that a related benefit will be recognized in future periods. Because of the accumulated loss position in certain tax jurisdictions at December 31, 2004 and the uncertainty of profitability in future periods, the Company has recorded valuation allowances as shown above for deferred tax assets primarily related to net operating loss carryforwards in the United States, Luxembourg and Sweden.

As of December 31, 2004, the Company has pre-tax net operating loss carryforwards for federal and foreign income tax purposes of $298,638 that either expire on various dates through 2024 or can be carried forward indefinitely. The Company has $44 of income tax credit carryforwards that expire on various dates through 2024.

Undistributed earnings of the Company’s non-Luxembourg subsidiaries amounted to approximately $127,390 at December 31, 2004. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for Luxembourg income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both Luxembourg income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign jurisdictions. Determination of the amount of unrecognized deferred Luxembourg income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the liability.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

The provision for income taxes differs from the amount computed by applying the Luxembourg statutory tax rate (30%) to income before income taxes, due to the following:

	December 31
	2002	2003	2004
Income before tax (30% statutory rate)	$3,873	$10,985	$3,764
State income taxes, net of federal benefit	(218)	44	–
Foreign tax rate differential	(3,011)	3,072	2,494
Goodwill amortization and impairment charges	111	6	146
Dividends, net of foreign tax credits	4,675	1,457	6,431
Change in valuation allowance	3,273	28,324	(15,764)
Tax reserve	2,731	(2,731)	–
Effective tax rate adjustments	(1,264)	(317)	(1,951)
Other, net	3,369	(417)	2,948
Interest expense recapture	–	–	28,573

Total	$13,539	$40,423	$26,641

As a result of a reorganization of the Company structure in 2004, a capital gain was realized in Luxembourg. The capital gain was exempt from tax under Luxembourg law but approximately $93,000 of interest expense ($28,573 of income tax) that was related to the financing of the shareholdings was required to be “recaptured”. Due to the net operating loss position of the Company, no cash tax liability will be incurred as a result of this reorganization. However, the recapture did result in a reversal of the net operating loss valuation allowance of approximately $28,573.

The Company has taken reasonable steps to determine fair market value interest rates for its various intercompany loan agreements. It is possible that the taxing authorities could take a position that the interest rate charged in a particular jurisdiction is higher than fair market value for that jurisdiction resulting in additional tax liabilities. The Company has been successful in defending its rate of interest on intercompany obligations in previous tax audits. However, it remains a possibility that other tax authorities challenging such interest rates could prevail in the future.

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Act”) was signed into law. The Act creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the U.S. at an effective tax rate of 5.25%. On November 15, 2004, the FASB issued proposed FASB staff position, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FAS 109-b”). FAS 109-b would allow companies additional time to evaluate the effect of the law on whether unrepatriated foreign earnings continue to qualify for SFAS No. 109’s exception to recognizing deferred tax liabilities and would require explanatory disclosures from those who need the additional time. Through December 31, 2004, the Company has not provided deferred taxes on foreign earnings because such earnings were intended to be indefinitely reinvested outside the U.S. Whether the Company will ultimately take advantage of this provision depends on a number of factors including reviewing future Congressional guidance before a decision can be made. Until that time, the Company will make no change in its current intention to indefinitely reinvest accumulated earnings of its foreign subsidiaries. The Company has not yet determined the impact to its financial statements.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

11.    Pensions, Other Postretirement and Postemployment Obligations

Pension Plans

The Company has defined benefit pension plans covering substantially all of its US and Canadian employees, and employees of certain subsidiaries in other countries. Benefits are generally based on the employee’s years of service and compensation. The US and Canadian plans are funded in conformity with the funding requirements of applicable government regulations, and most of the other plans are unfunded. Based on the funded status of the US plans, a minimum pension liability in the amount of $5,538 and $5,567 has been included in the accrued benefit cost in noncurrent liabilities on the consolidated balance sheets at December 31, 2003 and 2004, respectively. Total accumulated benefit obligation related to the Company’s pension plans is $68,380 and $83,357 at December 31, 2003 and 2004, respectively.

Postretirement Plans

In addition to defined benefit pension plans, the Company sponsors various unfunded defined contribution plans that provide for retirement benefits to employees, some in accordance with local government requirements.

Also, the Company sponsors an unfunded plan that offers the opportunity to obtain health care benefits to substantially all retired US employees and their covered dependents and beneficiaries. A portion of this plan is contributory, with retiree contributions adjusted periodically, as well as other cost-sharing features, such as deductibles and coinsurance. Eligibility varies according to date of hire, age and length of service. Certain retirees also have a life insurance benefit provided at no cost.

The measurement date for defined benefit plans in the US is September 30. The measurement date for other defined benefit plans outside the US is December 31.

Postemployment Plans

The Company has several postemployment plans in various countries and accounts for these plans in accordance with SFAS No. 112, Employers’ Accounting for Postemployment Benefits. The Company’s postemployment obligations consist primarily of payments to be made to employees upon termination of employment, as defined, and are accrued according to local statutory laws in the respective countries. The Company’s obligation for postemployment benefits amounted to $11,588 and $13,582 as of December 31, 2003 and 2004, respectively.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

A summary of the changes in benefit obligations and plan assets as of December 31, 2003 and 2004 is presented below:

	Defined Benefit Plans		Other Postretirement Benefit Plans
	2003	2004	2003	2004
Change in benefit obligation
Benefit obligation at beginning of year	$66,104	$80,882	$38,495	$46,029
Service cost	4,590	4,515	418	432
Interest cost	4,207	4,679	2,557	2,590
Plan participants’ contributions	465	438	661	178
Amendments	14	–	–	(4,658)
Actuarial loss	1,671	7,867	5,495	6,947
Unrecognized net liability loss	290	767	–	–
Currency translation impact	8,282	5,633	–	–
Curtailment (gain) loss	(1,113)	(739)	991	–
Administrative expenses paid	(345)	(211)	–	–
Benefits paid	(3,283)	(7,554)	(2,588)	(2,405)

Benefit obligation at end of year	$80,882	$96,277	$46,029	$49,113

Change in plan assets
Fair value of plan assets at beginning of year	$26,788	$37,484	$–	$–
Actual return on plan assets	3,897	3,298	–	–
Employer contributions	6,635	6,789	–	–
Plan participants’ contributions	465	438	–	–
Administrative expenses paid	(345)	(211)	–	–
Currency exchange impact	3,327	1,642	–	–
Benefits paid	(3,283)	(7,554)	–	–

Fair value of plan assets at end of year	$37,484	$41,886	$–	$–

Funded status	$(43,398)	$(54,391)	$(46,029)	$(49,113)
Unrecognized net actuarial loss	7,064	18,018	11,300	18,235
Minimum pension liability	(5,538)	(5,567)	–	–
Unrecognized prior service cost (benefit)	582	457	–	(4,658)

Net amount recognized in pension, other postretirement and postemployment obligations	$(41,290)	$(41,483)	$(34,729)	$(35,536)

All of the Company’s pension plans, that comprise the pension obligation amounts above, have a projected benefit obligation in excess of plan assets as of the years ended December 31, 2003 and 2004.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	December 31
	2003	2004
Projected benefit obligation	$51,340	$85,824
Accumulated benefit obligation	45,165	76,742
Fair value of plan assets	12,222	34,304

Components of Net Periodic Benefit Cost

	Defined Benefit Plans			Other Postretirement Benefit Plans
	2002	2003	2004	2002	2003	2004
Service cost	$3,825	$4,590	$4,515	$358	$418	$432
Interest cost	3,629	4,207	4,679	2,565	2,557	2,590
Expected return on plan assets	(2,056)	(2,136)	(2,684)	–	–	–
Amortization of prior service cost	26	28	125	–	–	–
Amortization of net loss	196	321	247	–	–	122

Net periodic benefit cost	$5,620	$7,010	$6,882	$2,923	$2,975	$3,144

	Defined Benefit Plans		Other Postretirement Benefit Plans
	2003	2004	2003	2004
Additional Information
Increase in minimum liability included in accumulated other comprehensive loss	$1,706	$29	N/A	N/A

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	Defined Benefit Plans		Other Postretirement Benefit Plans
	2003	2004	2003	2004
Discount rate	6.10%	5.75%	6.25%	6.00%
Rate of compensation increase	3.56	3.56	–	–

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 are as follows:

	Defined Benefit Plans		Other Postretirement Benefit Plans
	2003	2004	2003	2004
Discount rate	6.16%	5.96%	6.75%	6.25%
Expected long-term return on plan assets	7.30	7.26	–	–
Rate of compensation increase	3.86	3.74	–	–

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

The majority of the Plan assets are invested in marketable and equity securities managed by State Street Global Advisors (Trustee). The Investment objective of the portfolio is to outperform a composite benchmark comprised of 40% of the S&P 500 index; 10% of the Russell 2000 Index; 10% of the Morgan Stanley Capital International EAFE Index; and 40% of the Lehman Brothers Aggregate Bond Index. The Portfolio also seeks to maintain a level of volatility (measured as standard deviation of returns) which approximates that of the composite benchmark returns.

Investment risk is substantially reduced by diversification of investments within particular asset classes. The majority of the Plan’s liabilities are linked to price and salary inflation. The policy is therefore to invest the majority of the assets in investments which are expected to exceed price inflation and general salary growth over long periods. The expected future rate of return on plan assets is based on historic performance of bonds and equities and the higher returns expected by equity-based capital relative to debt capital.

Assumed health care cost trend rates at December 31 are as follows:

	2003	2004
Health care cost trend rate assumed for next year	12%	11%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2009	2009

These assumed health care cost trends have a significant impact on the amounts reported for the plan. A 1% change in the assumed health care cost trend rates would have the following effect:

	1% increase		1% decrease
	2003	2004	2003	2004
Effect on total of service and interest cost components	$458	$444	$(373)	$(359)
Effect on accumulated postretirement benefit obligation	6,056	6,107	(5,027)	(5,103)

Plan Assets

The percentage of fair value of total plan assets for funded plans are invested as follows:

	Plan Assets at December 31
Asset Category	2003	2004
Marketable equities	71%	74%
Fixed income securities	29	26

Total	100%	100%

Contributions

Xerium Inc. expects to contribute approximately $9,800 to its pension plans and other postretirement benefit plan in 2005.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Defined Benefit Plans	Other Postretirement Benefit Plans
2005	$3,705	$2,873
2006	3,928	3,202
2007	4,126	3,267
2008	4,378	3,413
2009	4,674	3,522
Years 2010–2014	29,191	18,120

The Company also maintains a funded retirement savings plan for US employees which is qualified under Section 401(k) of the US Internal Revenue Code. The plan allows eligible employees to contribute up to 15% of their compensation, with the Company matching 50% of up to the first 6% of employee compensation. Costs associated with the Plan are charged to the consolidated statements of operations and amounted to $889, $838 and $705 for the years ended December 31, 2002, 2003 and 2004, respectively.

In May 2004, the Financial Accounting Standards Board issued Staff Position No. 106-2 (“FSP 106-2”), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) which supersedes FSP 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which was issued in December 2003. The Company elected the one-time deferral allowed under FSP 106-1 and as a result any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the previous financial statements or accompanying notes do not reflect the effects of the Act on postretirement health care benefit plans. FSP 106-2 provides authoritative guidance on the accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP 106-2. The Company adopted FSP 106-2 during its third quarter of 2004. Based on a preliminary analysis of the Act, the Company has formed a preliminary conclusion that its retiree medical plans provide benefits that are at least actuarially equivalent to Medicare Part D. The Company believes that the Act will reduce, based on a September 30, 2004 transition measurement date, its accrued post-retirement benefit obligation by approximately $3,000 (unaudited) and reduce its annual net periodic benefit cost by approximately $500 (unaudited). However, detailed final regulations necessary to implement the Act have not been issued, including those that would specify the manner in which actuarial equivalency must be determined, the evidence required to demonstrate actuarial equivalency, and the documentation requirements necessary to be entitled to the subsidy. Since final regulations have not been issued, the Company’s preliminary conclusion is subject to change.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

12.    Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss were as follows:

	Foreign Currency Translation Adjustment	Minimum Pension Liability	Change in Value of Derivative Instruments	Tax Effect of Share Repurchase	Accumulated Other Comprehensive Loss
Balance at December 31, 2001	$(10,617)	$–	$(6,268)	$–	$(16,885)
Current year change	(33,158)	(2,319)	(943)	405	(36,015)

Balance at December 31, 2002	(43,775)	(2,319)	(7,211)	405	(52,900)
Current year change	20,692	(1,048)	2,900	–	22,544
Valuation allowance of tax benefit	–	(2,171)	(2,404)	(405)	(4,980)

Balance at December 31, 2003	(23,083)	(5,538)	(6,715)	–	(35,336)
Current year change	13,450	(29)	6,852	–	20,273

Balance at December 31, 2004	$(9,633)	$(5,567)	$137	$–	$(15,063)

13.    Commitments and Contingencies

Leases

The Company leases office buildings, cars, and computer equipment for its worldwide operations. These leases expire at various dates through 2020. Minimum rent is expensed on a straight-line basis over the term of the lease. At December 31, 2004, future minimum rental payments due under noncancelable leases were:

2005	$3,438
2006	2,188
2007	1,455
2008	960
2009	914
Thereafter	1,236

Total minimum operating lease payments	$10,191

Operating lease rental expense was $3,477, $3,191 and $3,860 during the years ended December 31, 2002, 2003 and 2004, respectively.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Warranties

The Company sells a number of products and offers warranties on certain products. The specific terms and conditions of these warranties vary depending on the product sold and country in which the product is sold. The Company estimates the costs that may be incurred under its warranties and records a liability for such costs. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of its recorded warranty claims and adjusts the amounts as necessary. Changes in the Company’s combined short-term and long-term warranty liabilities during the year ended December 31, 2003 and 2004 is as follows:

Balance at December 31, 2002	$2,307
Warranties provided during period	4,374
Settlements made during period	(4,252)
Changes in liability estimates, including expirations	(631)

Balance at December 31, 2003	1,798
Warranties provided during period	4,872
Settlements made during period	(3,688)
Changes in liability estimates, including expirations	123

Balance at December 31, 2004	$3,105

Collective Bargaining and Union Agreements

Approximately 74% of the Company’s employees are subject to various collective bargaining agreements or are members of trade unions, predominantly outside of the United States. Approximately 64% of these employees are covered by agreements that expire during 2005.

Legal Proceedings

The Company is involved in various legal matters, which have arisen in the ordinary course of business. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on its financial position, results of operations or cash flow.

Environmental Matters

In connection with the contemplated closure of certain manufacturing facilities under its restructuring programs in 2004, the Company has conducted environmental site assessments which have indicated potential contamination at two sites. The estimated range of future costs of remediation at these facilities is $1,100 to $4,600. The Company has recorded a charge for remediation costs of $3,800 during the year ended December 31, 2004, which represents management’s best estimates of the probable and reasonably estimable costs relating to this environmental remediation. This charge includes an additional $1,000 which represents costs management intends to incur in order to implement and accelerate the remediation beyond that which is required by the state. These costs are classified in general and administrative expenses and accrued expenses. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. The Company believes that any additional liability in excess of amounts provided which may result from the resolution of such matters will not have a material adverse effect on the financial conditions, liquidity or cash flow of the Company.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

14.    Stock Options and Restricted Stock

During 2002, a principal shareholder granted a fully vested option to purchase 8,750 shares of restricted common stock at par to an employee, who is a key executive. In accordance with APB No. 25, the Company has accounted for this stock option established by the principal shareholder as if the Company had granted the option. The option was exercised during 2002 and the Company repurchased the shares in January 2003. The Company recorded $2,560 of compensation expense in 2002 and none in 2003. The shares were repurchased for fair market value and recorded as treasury stock during 2003.

Effective May 31, 2003, the Company adopted the 2003 Management Share Option Program (the Plan) to foster and promote the long-term financial success of the Company and its affiliates and thereby increase shareholder value. The Plan provides for the award of incentive stock options to those officers and management employees who make substantial contributions to the Company or its affiliates. The share option exercise price may not be less than 20% of the fair market value of the shares at time of grant. The Board of Directors has authorized 19,250 shares for grant under the Plan. Options vest upon a change in control, an IPO or a reverse merger that results in the Company becoming publicly traded. Because vesting of these options is based on a change in control, the number of shares to be issued could not be determined at the grant date. Therefore, the measurement date is not the same as the grant date. Compensation expense will be measured when the change in control occurs which is the first date at which vesting is probable.

Upon a change in control, the options will be recorded and measured under variable accounting, in accordance with APB No. 25. The options generally expire upon the earlier of the termination of the employee or 10 years from the grant date.

All options will vest in connection with the Pending Transaction (see Note 17). Coincident with the vesting of the options, the Company will measure and record compensation expense related to these options based on the then current fair value of the options.

Effective September 15, 2003, the Company adopted the Senior Management Share Purchase Program (the Share Plan). In December 2003, the Company sold a total of 14,007 shares of restricted stock to certain key employees under the Share Plan. The vesting of the restricted shares is contingent upon the occurrence of a change in control. In accordance with APB No. 25, the shares are recorded and measured under variable accounting; however, the Company will not recognize an expense until a change in control occurs. The total fair value of the shares at December 31, 2003 was $4,389, while the total amount contributed by the employees was $1,525. The Company recorded the difference between fair value and purchase price of $2,864 as deferred compensation and additional paid-in capital.

During the year ended December 31, 2004, the Company sold a total of 4,500 shares of treasury stock to one member of its Board of Directors and one of its executive officers for $550. During 2004, the Company recorded a charge of $3,666 to deferred compensation and additional paid-in capital related to outstanding shares under the Share Plan at the end of 2004 in order to reflect these shares at fair value. Additionally, the Company recorded compensation expense of $279 during the year ended December 31, 2004 for certain shares purchased below fair market value.

Certain participants in the restricted stock purchase were granted loans by the Company to purchase shares. In accordance with EITF 85-1, Classifying Notes Received for Capital Stock, the loans were historically recorded as contra equity in the Company’s statement of stockholders’ deficit. During the year ended December 31, 2004, the

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Company forgave $4,095 of these and related loans, including amounts representing accrued interest expense and income tax gross-up thereon, and charged this amount to general and administrative expenses.

The Company’s stock option activity and related information during the three years ended December 31, 2004, are presented below.

	Number of Shares	Range of Exercise Price	Weighted Average Exercise Price
Outstanding, December 31, 2001	–	–	–
Outstanding, December 31, 2002	–	–	–
Granted	16,821	$78.00–$312.00	$110.72
Terminations	(1,400)	–	78.00

Outstanding, December 31, 2003	15,421	$78.00–$312.00	$113.69

Granted	–	–	–
Terminated	–	–	–

Outstanding, December 31, 2004	15,421	$78.00–$312.00	$113.69

Exercisable, December 31, 2002, 2003 and 2004	–	–	–

The range of exercise prices of options outstanding and exercisable at December 31, 2004 is as follows:

Exercise Price	Number of Shares Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Number of Shares Vested	Weighted- Average Remaining Contractual Life Shares Vested
$78.00	11,200	8.4	–	–
$79.71	1,883	8.4	–	–
$312.00	2,338	8.4	–	–

	15,421	8.4	–	–

15.    Restructuring Charges

Restructuring charges included in the statements of operations are the result of the Company’s long-term strategy to reduce production costs and improve long-term competitiveness. Restructuring charges consist principally of severance costs related to reductions in work force and of facility costs and impairments of assets related to closing facilities and/or shifting production from one facility to another. Facility costs are principally comprised of costs to relocate assets to the Company’s other facilities, operating lease termination costs, legal and consulting expenses and other associated costs.

During 2002, the Company approved a restructuring program to reduce its cost structure in its North American operations Clothing segment. As a result, the Company recorded a restructuring charge of $8,497 related primarily to impairment of assets. During 2004, the Company determined that the plan of sale criteria in SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, had been met related to certain of the assets that

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

were impaired in 2002 (primarily land and a building). Accordingly, the carrying value of these assets of $4,900 is classified as “held for sale” and is included in other current assets as of December 31, 2004. The Company expects that the land and building will be sold during the second quarter of 2005. There were no restructuring charges in the Company’s Rolls segment during 2002.

During 2003, the Company charged a total of $10,971 for restructuring related costs against earnings in the Clothing and Rolls segments consisting of $5,186 and $5,785, respectively. These restructuring charges included employee severance and benefit costs, property and equipment write-offs, and costs related to facility closures. The employee severance and benefit costs for 2003 related to the termination of approximately 135 employees, the majority of which were engaged in direct manufacturing facilities in North America.

In 2004, the Company announced that it will be closing and/or transferring production from certain of its manufacturing facilities. Additionally, the Company initiated headcount reductions of its non-hourly employees in the fourth quarter of 2004, that when completed by June 30, 2005, will have reduced the Company’s worldwide workforce by 107 employees. The Company charged a total of $19,533 for restructuring-related costs against earnings in the Clothing and Rolls segments, consisting of $14,972 and $4,561, respectively.

The closures of facilities under the above restructuring programs are expected to be completed in 2005 and result in an additional charge of approximately $11,200 (unaudited) during 2005.

The table below sets forth the significant components and activity in the restructuring program during 2002:

	Balance at December 31 2001	Charges	Write- offs	Cash Payments	Balance at December 31 2002
Severance	$292	$44	$–	$(266)	$70
Facility costs	511	69	–	(285)	295
Asset impairment	–	8,384	(8,384)	–	–

Total	$803	$8,497	$(8,384)	$(551)	$365

The table below sets forth the significant components and activity in the restructuring program during 2003:

	Balance at December 31 2002	Charges	Write- offs	Cash Payments	Balance at December 31 2003
Severance	$70	$3,583	$–	$(1,885)	$1,768
Facility costs	295	2,619	(1,356)	(1,519)	39
Asset impairment	–	4,769	(4,769)	–	–

Total	$365	$10,971	$(6,125)	$(3,404)	$1,807

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

The table below sets forth the significant components and activity in the restructuring program during 2004:

	Balance at December 31 2003	Charges	Write-offs	Cash Payments	Balance at December 31 2004
Severance	$1,768	$3,839	$–	$(3,737)	$1,870
Facility costs	39	5,363	–	(5,324)	78
Asset impairment	–	10,331	(10,331)	–	–

Total	$1,807	$19,533	$(10,331)	$(9,061)	$1,948

On March 1, 2005, the Company announced that it will be closing its manufacturing facility in Wigan, United Kingdom in the second quarter of 2005 which is expected to result in an additional charge of $500 (unaudited) in 2005.

16.    Business Segment and Geographic Region Information

The Company is a global manufacturer and supplier of products used in the production of paper, which is organized into two reportable segments: Clothing and Roll Covers. The Clothing segment represents the manufacture and sale of synthetic textile belts used to transport paper along the length of papermaking machines. The Roll Covers segment represents the manufacture and refurbishment of covers used on the steel rolls of a papermaking machine. The Company manages each of these operating segments separately.

Management evaluates segment performance based on earnings before interest, taxes, depreciation and amortization before allocation of corporate charges. Such measure is then adjusted to exclude items that are of an unusual nature and are not used in measuring segment performance or are not segment specific (“Segment Earnings (Loss)”). The accounting policies of these segments are the same as those described in Accounting Policies in Note 2. Inter-segment net sales and inter-segment eliminations are not material for any of the periods presented.

The “Corporate” column consists of the Company’s headquarters related assets and expenses that are not allocable to reportable segments. Significant Corporate assets include cash, investments in subsidiaries and deferred financing costs. Corporate depreciation and amortization consists primarily of deferred financing costs. Corporate segment earnings (loss) consists of general and administrative expenses. The “Eliminations” column represents eliminations of investments in subsidiaries.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Summarized financial information for the Company’s reportable segments is presented in the tables that follow for each of the three years in the period ended December 31, 2004.

	Clothing	Roll Covers	Corporate	Eliminations	Total
2002:

Net sales	$321,864	$193,081	$–	$–	$514,945
Depreciation and amortization (1)	31,448	15,584	378	–	47,410
Segment Earnings	102,015	69,503	449	–	–
Total assets	543,141	419,084	336,687	(376,083)	922,829
Capital expenditures	17,910	9,103	235	–	27,248

2003:

Net sales	$362,075	$198,593	$–	$–	$560,668
Depreciation and amortization (1)	32,147	15,627	221	–	47,995
Segment Earnings (Loss)	117,899	66,490	(10,471)	–	–
Total assets	592,807	443,384	342,550	(394,748)	983,993
Capital expenditures	33,973	9,802	42	–	43,817

2004:

Net sales	$381,743	$205,051	$–	$–	$586,794
Depreciation and amortization (1)	32,368	15,146	163	–	47,677
Segment Earnings (Loss)	111,449	60,720	(7,770)	–	–
Total assets	598,473	457,286	765,082	(802,889)	1,017,952
Capital expenditures	25,474	10,825	294	–	36,593

(1)	Depreciation and amortization excludes amortization of financing costs of $3,146, $1,032 and $984 for 2002, 2003 and 2004, respectively.

Provided below is a reconciliation of Segment Earnings (Loss) to income before provision for income taxes for each of the three years in the period ended December 31.

	2002	2003	2004
Segment Earnings (Loss):
Clothing	$102,015	$117,899	$111,449
Roll Covers	69,503	66,490	60,720
Corporate	449	(10,471)	(7,770)
Non-cash compensation and related expenses	(2,560)	–	(4,374)
Net interest expense	(60,165)	(63,290)	(67,235)
Depreciation and amortization (2)	(47,410)	(47,995)	(47,677)
Restructuring costs	(8,497)	(10,971)	(19,533)
Unrealized foreign exchange loss on revaluation of debt	(1,989)	(11,881)	(5,606)
Expenses related to refinancing	(38,437)	(3,166)	–
Write off of costs related to previously contemplated offering of income deposit securities	–	–	(7,429)

Income before provision for income taxes	$12,909	$36,615	$12,545

(2)	Net of amortization of deferred finance costs that are charged to interest expense.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

Information concerning principal geographic areas is set forth below. Net sales amounts are by geographic area of product destination. Net sales is for the years ended December 31 and net long-lived asset amounts are as of December 31.

	North America	Europe	Asia- Pacific	Other	Total
2002:

Net sales (3)	$220,115	$171,828	$63,994	$59,008	$514,945
Net long-lived assets (4)(5)	303,712	342,690	10,234	12,409	669,045

2003:

Net sales (3)	$224,696	$201,913	$71,825	$62,234	$560,668
Net long-lived assets (4)(5)	298,374	404,754	10,643	20,251	734,022

2004:

Net sales (3)	$222,422	$218,762	$80,968	$64,642	$586,794
Net long-lived assets (4)(5)	289,648	419,284	8,815	26,975	744,722

(3)	Included in North America are net sales in the United States of $161,986, $160,692 and $160,803 for 2002, 2003 and 2004, respectively.
(4)	Long-lived assets are comprised of property, plant and equipment, goodwill and other intangible assets.
(5)	Included in North America are long-lived assets in the United States of $256,927, $236,828 and $226,557 as of December 31, 2002, 2003 and 2004, respectively.

17.    Pending Transaction (unaudited)

Xerium Technologies, Inc. is an indirect, wholly-owned-subsidiary of Xerium S.A. In connection with its initial public offering (“the offering”) as described in its Registration Statement as filed on Form S-1, Xerium Technologies, Inc. will undergo a reorganization and, after the offering, will, directly or indirectly, hold all of the current operating subsidiaries and related holding companies of the corporate group, excluding the current parent, Xerium S.A. and its two immediate subsidiaries Xerium 2 S.A. and Xerium 3 S.A.

In connection with the offering, Xerium Technologies, Inc. will issue shares of common stock and enter into a $750,000 credit facility.

Additionally, the Company will repay the Senior Bank Debt, Mezzanine Bank Debt and Non-Interest-Bearing Shareholder Notes, as discussed in Note 8, as well as contractual payments under various rate swap agreements ($1,225 as of December 31, 2004) which were used to hedge floating rate senior and mezzanine debt. The Other Long-Term Debt discussed in Note 8 will remain outstanding.

XERIUM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except per share data)

18.    Subsequent Events

As discussed in Note 8, as of December 31, 2004, the Company was not in compliance with certain leverage covenants under the Credit Agreement and has subsequently obtained a waiver of noncompliance from the lenders.

The leverage covenant requirements have been revised by the lenders for 2005 and the Company expects to meet all covenants during 2005. However, if the Company is unable to meet such covenants, there can be no assurance that the Company will be able to obtain additional waivers from the lenders on terms satisfactory to the Company or at all. If the Company were not able to obtain an additional waiver from the lenders, the debt would be in default and would be required to be classified as a current liability.

XERIUM S.A.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(dollars in thousands)

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Classification	Balance at Beginning of Year	Charged to Cost and Expense	Effect of Foreign Currency Translation	Deduction from Reserves	Balance at End of Year
For the year-ended December 31, 2002:
Allowance for doubtful accounts	$1,369	$1,344	$3	$(789)	$1,927

For the year-ended December 31, 2003:
Allowance for doubtful accounts	$1,927	$1,029	$247	$(890)	$2,313

For the year-ended December 31, 2004:
Allowance for doubtful accounts	$2,313	$371	$122	$(772)	$2,034

ALLOWANCE FOR SALES RETURNS

Classification	Balance at Beginning of Year	Charged to Cost and Expense	Effect of Foreign Currency Translation	Deduction from Reserves	Balance at End of Year
For the year-ended December 31, 2002:
Allowance for sales returns	$2,819	$5,154	$(209)	$(4,865)	$2,899

For the year-ended December 31, 2003:
Allowance for sales returns	$2,899	$7,476	$(427)	$(6,251)	$3,697

For the year-ended December 31, 2004:
Allowance for sales returns	$3,697	$4,962	$185	$(4,214)	$4,630

ALLOWANCE FOR CUSTOMER REBATES

Classification	Balance at Beginning of Year	Charged to Cost and Expense	Effect of Foreign Currency Translation	Deduction from Reserves	Balance at End of Year
For the year-ended December 31, 2002:
Allowance for customer rebates	$2,740	$2,738	$157	$(2,518)	$3,117

For the year-ended December 31, 2003:
Allowance for customer rebates	$3,117	$2,571	$402	$(2,919)	$3,171

For the year-ended December 31, 2004:
Allowance for customer rebates	$3,171	$2,569	$129	$(3,444)	$2,425

Xerium Technologies, Inc.

16,433,213 Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.

CIBC World Markets

Robert W. Baird & Co.	Legg Mason Wood Walker Incorporated

                    , 2005

PART II

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

Item	Amount
SEC registration fee	$133,925
NASD filing fee	30,500
New York Stock Exchange listing fee	*
Transfer agent and registrar fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment

Item 14.     Indemnification of Directors and Officers

The General Corporation Law of the State of Delaware (“DGCL”) authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends and stock repurchases); or for transactions from which the director derived improper personal benefit.

Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under the certificate of incorporation.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our by laws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain insurance to protect ourself and our directors and, officers and those of our subsidiaries against any such expense, liability or loss, whether or not we would have the power to indemnify them against such expense, liability or loss under applicable law.

Item 15.    Recent Sales of Unregistered Securities

The registrant was formed in October 2002 and prior to this offering and the transactions contemplated hereby has not issued any securities, other than to its parent upon its formation. Prior to the offering of the securities being registered hereby, the registrant will effect a stock split of its common stock and the registrant will issue additional shares of common stock to certain of its directors and members of senior management in exchange for their equity interests in Xerium S.A., the registrant’s indirect parent prior to the offering. These issuances will be made in reliance upon Section 4(2) of the Securities Act, as amended, and will not involve any underwriters, underwriting discounts or commissions, or any public offering. The persons and entities who will receive such securities have represented their intention to acquire these securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends will be affixed to any share certificates issued. All recipients have adequate access through their relationship with us to information about us.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits. The following exhibits are filed as part of this Registration Statement, or incorporated herein by reference:

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Form of Amended and Restated Certificate of Incorporation of Xerium Technologies, Inc.

3.2**	Form of Amended and Restated By-Laws of Xerium Technologies, Inc.

4.1*	Registration Rights Agreement.

4.2*	Form of Stock Certificate for Common Stock.

4.3*	Form of Exchange and Redemption Agreement.

5.1*	Opinion of Ropes & Gray LLP.

10.1*	Credit Agreement, dated as of , 2005 among Xerium Technologies, Inc. and certain financial institutions as the Lenders.

10.2*	Form of Employment Agreement with Thomas Gutierrez.

10.3*	Form of Employment Agreement with Michael O’Donnell.

10.4*	Employment Agreement with Josef Mayer and supplemental Agreement.

10.5*	Form of Employment Agreement with Miguel Quiñonez.

10.6*	Form of Employment Agreement with Douglas Milner.

10.7*	2005 Equity Incentive Plan.

10.8*	Senior Executive Annual Incentive Plan

21.1	Subsidiaries of Xerium Technologies, Inc.

23.1	Consent of Ernst & Young to Xerium Technologies, Inc.

23.2*	Consent of Ropes & Gray LLP (included in exhibit 5.1).

24.1**	Powers of Attorney (included on signature page).

*	To be filed by amendment
**	Previously filed

Item 17.    Undertakings

1.  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3.  The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 8 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Westborough, Massachusetts, on April 14, 2005.

XERIUM TECHNOLOGIES, INC.

By:	/S/ THOMAS GUTIERREZ
Thomas Gutierrez President and Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 8 to the Registration Statement has been signed below by the following persons in the capacities on April 14, 2005.

Signature		Title
/S/ THOMAS GUTIERREZ Thomas Gutierrez		President, Chief Executive Officer and Director (Principal Executive Officer)

* Michael O’Donnell		Chief Financial Officer and Director (Principal Financial and Accounting Officer)

* Donald P. Aiken		Director

* Michael Phillips		Director

* John S. Thompson		Director

* Edward Paquette		Director

* John Saunders		Director

*By:	/S/ THOMAS GUTIERREZ Thomas Gutierrez Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Form of Amended and Restated Certificate of Incorporation of Xerium Technologies, Inc.

3.2**	Form of Amended and Restated By-Laws of Xerium Technologies, Inc.

4.1*	Registration Rights Agreement.

4.2*	Form of Stock Certificate for Common Stock.

4.3*	Form of Exchange and Redemption Agreement.

5.1*	Opinion of Ropes & Gray LLP.

10.1*	Credit Agreement, dated as of , 2005 among Xerium Technologies, Inc. and certain financial institutions as the Lenders.

10.2*	Form of Employment Agreement with Thomas Gutierrez.

10.3*	Form of Employment Agreement with Michael O’Donnell.

10.4*	Employment Agreement with Josef Mayer and supplemental Agreement.

10.5*	Form of Employment Agreement with Miguel Quiñonez.

10.6*	Form of Employment Agreement with Douglas Milner.

10.7*	2005 Equity Incentive Plan.

10.8*	Senior Executive Annual Incentive Plan.

21.1	Subsidiaries of Xerium Technologies, Inc.

23.1	Consent of Ernst & Young to Xerium Technologies, Inc.

23.2*	Consent of Ropes & Gray LLP (included in exhibit 5.1).

24.1**	Powers of Attorney (included on signature page).

*	To be filed by amendment
**	Previously filed